FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 12, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Consolidated Financial Statements and Summary of Events

as of December 31, 2006, 2005 and 2004

Independent Auditors´ Report

#

To the Shareholders

To our Shareholders:

In 2006, the Company continued to move forward with the idea of meeting its strategic plan, and consolidating as an integrated international energy company with solid basis in the country.

The general environment was favourable to our Company’s operations, international prices for oil and its derivatives were high and the economic indicators reflected a steady growth of the Argentine economy.  However, this context presented major challenges, such as state regulations that affected particularly the energy sector, including the migration of our operating agreements in Venezuela, among others.

We met those challenges and opportunities with a full range of competitive strategies. We implemented measures that provided a vehicle for new business opportunities and helped mitigate restrictions. We fostered integration among our businesses and people, creating unified policies and procedures to maximize efficiency. We continued working with governmental authorities in our effort to maximize asset value, with an eye toward promoting the development of the countries where we operate in a sustainable fashion.

Our results reflect the effort invested. Petrobras Energía net income increased 46% to 1,416 million pesos in 2006 compared to 2005.

These achievements were accomplished largely due to our ambitious investment plan. In 2006 investment exceeded P$2,000 million, which confirms our commitment to fostering an ongoing and shared development of the country and the region. Fully aware of the central role of the energy industry, we promote development through each of our businesses.

In the Oil and Gas Exploration and Production segment, we continued to implement the strategy for change aimed at changing the company’s profile and moving from oil production in mature oil fields to an exploration-based production. Therefore, we entered into two agreements with the province of Santa Cruz to demarcate gas fields, and also created consortiums for the exploration, development and exploitation of two off-shore areas in Argentina; we were awarded two exploration sites in the province of Salta and increased our exploration investments to US$47 million. In Peru, we added three new exploration sites. We had a three-fold increase in our exploration area, to 32 million acres. Moreover, the production of our assets in Argentina, Peru and Ecuador continued to increase. In Colombia we contracted an exploitation area jointly with Petrobras that will allow an increase in production and reserves also beneficial to this country. In Venezuela the migration was completed of operating agreements to mixed-owned companies with Petróleos de Venezuela S.A. and the government, while in Bolivia the migration of the exploitation and exploration agreement of Colpa Caranda was completed under the provisions of the new Hydrocarbons Law.

The Company’s business environment is complex; however, we increased our investments and entered into co-operation agreements to have access to greater discovered reserves opportunities.

In the field of Refining and Distribution we continued implementing the Refining Master Plan to expand and modernize installed capacity of refineries to produce fuels that meet future specifications. Due to this investment, production at the San Lorenzo refining plant was increased 33%, among other benefits. And we continue enhancing our value chain to offer the highest quality products to our customers. Being one of the first three Argentine companies that market liquid fuels, we increased our market share of asphalt, bunker and lubricants. In the lubricants market, the sales of Lubrix, our flagship product, increased 56% in 2006.

We also continued to add value to the petrochemical business by expanding the installed capacity of styrene plant in Puerto General San Martín from 110 to 160 thousand tons per year. Besides, we accompanied the sustained agricultural growth with a 13% increase of fertilizers sales, and, according to independent surveys, we were selected as the most respected company in the sector.

We also showed our competitive skills in the Gas and Energy business segment, providing energy solutions to a steady growing demand of electricity. Our thermal electrical plant Genelba hit a new record: 5,005 gigawatts, the highest yield since its start-up.

Petrobras Energía has not only become a leading economic player, but also become a transparent company, environmentally responsible and community oriented.

In this sense, we continued working to implement the SOX certification required by Section 404 of the Sarbanes-Oxley Law to which Petrobras Energía Participaciones S.A. is subject as a company registered with the Securities and Exchange Commission (SEC). We adopted corporate governance best practices in order to ensure respect for and balance between the interests of shareholders and other public players involved. We improved the management of accounting and financial irregularities and conflicts of interests, in line with our updated Code of Business Conduct and Ethics.

In order to conduct safer operations, while preserving the environment and our equipment, we trained over 4,000 people, between own staff and hired personnel. We enhanced waste treatment and fire protection plans. We started development of ecoefficiency guidelines and indicators, and guaranteed performance excellence through the implementation of more than 40 plans aimed at the improvement of our operative units.

We also maintained close relationship with the communities in which we operate, contributing to their development in the conviction that our growth depends on the country’s growth. We continued with the implementation of our corporate social responsibility programs in the fields of culture, road safety and child health.

Another milestone was the appointment of Carlos Fontes as Chief Executive Officer of Petrobras Energía, a respected professional with vast experience in Petrobras, who will contribute to the corporate strategy adopted by the company.

These actions clearly show that Petrobras Energía is a company in motion, solidly positioned for continued growth in the region and engaged in the project of building a better future. A company prepared to overcome any challenge that may come up during 2007.

Outlook

The Company will continue to enhance its presence in Argentina, and will contribute – through the provision of energy services – to the socioeconomic development of the country. In that sense, investment estimated for the following five-year term will be well over US$2,000 million.

In the Oil and Gas Exploration and Production segment, we will continue supporting exploration as the main way to replace oil and gas reserves. In Argentina, production and reserves will be increased as a result of the recent acquisition of exploration assets through agreements and tender offers, maximizing at the same time the existing integration between Refining and Gas and Energy. We will also move forward in the offshore exploration of the continental shelf, where we expect to apply the state-of-the art technology of Petrobras. In the Neuquén Basin we will use a novel technology – which is not yet used in the country - for the development of low permeability reservoirs. We will advance in the exploration and demarcation of assets that we have acquired in Peru and will add to our portfolio - for the first time and as a result of our participation in Consorcio Tibú - production and reserves from Colombia. We are planning new investments in our productive assets so as to continue development of reserves and maintain production levels.

With respect to Refining and Distribution, we will continue our  work to increase the operative reliability of our plants, to improve gasoline quality and to reduce formulation costs. To that end we will implement a business results program. We will continue studying the possibility to increase conversion and volume of processed crudes, and to adapt quality to satisfy market demands and meet future specifications. At the same time we will continue with our strategy to strengthen Petrobras’ brand image, by offering high quality and technology products and services. To achieve that aim, we will work in the selective development of new businesses, in the reidentification of agro centers and gas stations, the implementation of new Spacio 1 stores, in the achievement of a larger GNC market share, a higher growth in the lubricants market with the strengthening of Lubrax brand, and the positioning of the company in the asphalt and bunker businesses.

In the petrochemical area, we will continue to maintain the regional leadership position, particularly in the styrene business, so as to serve the growing needs of our clients.

In Gas and Energy, the Company will develop diversified projects to offer energy solutions to the Company’s own assets and to the market’s.

We expect that upon the endorsement of some Memorandums of Agreement along 2007, new tariff schedules for utilities will be renegotiated, restoring the financial economic feasibility of regulated businesses and ensuring their long term economic sustainability.

In conclusion, 2007 will be plenty of challenges and opportunities. We will continue working to expand our company, achieve maximum efficiency and innovate our products and services, and foster the development of the communities in which we operate.

Macroeconomic Overview – Year 2006

International Context

In 2006 global economy grew at a fast pace, about 5%, despite the persistence of high prices for commodities in general and energy in particular. The economic performance in the USA was affected by a slowdown in the real estate sector, but the pace of corporate investment and private consumption caused the growth rate to be above 3%. The external gap continued to grow, nearing 7% of GDP. In that scenario, the dollar depreciated against the euro throughout the year, but fluctuated aimlessly against the yen. The Federal Reserve maintained its policy of gradually increasing the reference interest rates to 5.25% during the first semester. The Fed Funds remained unchanged throughout the year, despite the weakening of some economic indicators and due to the hidden risk of inflation, which reached 2.6% by year-end, as a result of high energy costs. The long- term interest rate was of 4.8%.

In contrast, the European economy was more dynamic, about 3%, while Japan kept a good growth pace above 2% and consolidated its recovery. Southeast Asia countries maintained their growth level, especially China, with a gross product exceeding 10%.

Oil

In 2006 oil prices went up for the fifth year in a row. West Texas Intermediate (WTI) reference crude oil averaged US$66 a barrel, up 17% compared to 2005. The rise in prices throughout the year hit nominal records of 80 dollars, and then slowed down as from September and stabilized at about 60 dollars. The sharp fall in prices was caused by risk premiums on supply (geopolitical risk in Iran and Nigeria, weather risk in the Mexican Gulf due to a strong hurricane season) and the slowdown of the American economy, with the consequent reduction of volumes demanded. During that period OPEC’s output reduction policy - which had not been implemented for some time now- was resumed.

Demand for crude oil, even in a global growth scenario, only caused a 1.2%, or 0.98 million barrels/day increase, as a result of the demand of emerging countries. This is not a minor issue: it is the reflection that the regional historical consumption pattern is changing. In turn, supply increased at a rate lower than demand, as a consequence of the existence of large stocks, an incremental 0.8% per year, or 0.65 million barrels/day. New supply, mainly of heavy crudes, widened the price gap between heavy crudes and the potentially scarce light sweet crudes.

Argentina

Once again in 2006, for the fourth year in a row, Argentina showed high growth rates. Gross domestic product expanded by 8.5%, due to an increase in investments, particularly in the field of construction, and consumption, on the basis of a strong increase of credit and the recovery of wages in real terms. Industrial production kept on growing, with some sectors making high use of installed capacity. Labor indicators showed an improvement, and unemployment rate decreased to about 10%. In that scenario, the government implemented a wide range of measures and sectoral agreements to control inflationary pressure, and managed to keep the official inflation index below 10%. Tariff adjustments were postponed once again.

Foreign currency supply was expanded as a result of a widening trade surplus, by virtue of record exports and despite the massive growth of imports and an increasing level of capital flow into the country driven by the high level of global liquidity. As in previous years and in line with the explicit decision of the government of keeping a high exchange rate, the Central Bank systematically absorbed the excess of dollars, and had to apply a variety of money sterilization measures to achieve the objectives of the monetary scheme. International reserves amounted to US$32,000 million at year-end, despite the early payment of outstanding IMF debt of approximately US$10,000 million using Central Bank reserves. Average exchange rate at year-end was 3.07 pesos to the dollar.

The national public sector recorded a primary surplus of 3.5% of GDP despite a significant increase in spending. The financing needs were covered with voluntary financing and with the purchase of public bonds by the government of Venezuela. The average country risk was of 340 basis points, down from 500 in January to 220 in late December.

Oil production recorded a slightly smaller decrease compared to previous years (-0.8%), while the increase of crude processing capacity would be around 4.3%, with the refining sector reaching an average of 92.8% per year of the installed capacity. Consequently, export surplus was considerably reduced.  The domestic price of oil continued to be fixed by agreements between crude producers and refiners that consider prices net of export withholdings. Despite the rise of the international price of crude that caused an increase in the acquisition cost at domestic level, domestic prices of fuels remained unchanged in local currency. Domestic sales of gasoline (+16%) and diesel oil (+6%) went up, in line with the growth in GDP, with a significant increase in the demand of premium gasoline of above 40%. The government implemented measures to ensure diesel oil supply, a market that is not satisfied by domestic production. Imports were made at a loss due to the gap between import parity and domestic prices.

Natural gas production recorded a slight rise of 1%, after a 1.6% fall during 2005. Domestic demand for gas went up 5%, mainly driven by industrial users, which demanded 13% more than the previous year, while electric power plants continued to replace gas with liquid fuels. Despite strong restrictions on exports, mainly during the winter season and particularly to Chile, exports did not record significant changes compared to the previous year. There was a 6% reduction in imports from Bolivia. The Argentine government entered into an agreement with Bolivia to gradually increase gas purchases and build a new pipeline, the GNA, but the project has not been tendered yet. Likewise, gas export withholdings were increased to 45% of the cost of import from Bolivia. Domestic well head prices continued to rise, except for gas for residential use and for the use of other customers of distributors.

The energy situation was particularly complex in the electricity sector where a 5.7% growth rate was recorded in demand with no additions to the existing generating facilities.

Latin America

Peru

In a scenario of international liquidity and high prices of commodities, Peruvian economy continued the expansion started in 2002, with growth rates above 7%, among the highest of the region.  This great economic performance was backed by the growth of sectors such as construction, trade, extractive industry (mainly mineral exports, with record prices) and manufacturing industry.

External accounts were healthy, and the country risk, 160 points - the lowest limit of measurement – rated as one of the lowest in the region.

In the field of energy production, 7 exploration fields and 76 development fields were drilled. Besides, 16 Exploration Agreements were entered into. Liquid hydrocarbons production averaged 116 million bbl/d, and showed a 5% increase compared to the previous year. Natural gas production averaged 172 billion square feet/day, an 18% increase compared to the previous year.

Ecuador

During 2006 Ecuadorian economy grew by 4%, driven by high oil prices.

Ecuador’s oil production remained unchanged compared to 2005 (532,000 barrels/day), although prices rose by 25% (to US$51/Bbl).

Performance Highlights during 2006

Oil and Gas Exploration and Production

The Oil and Gas Exploration and Production segment is the Petrobras Energía core business, it is the first link of its value chain. The Company currently conducts oil and gas exploration and production operations in Argentina, Venezuela, Peru, Ecuador, Bolivia and Colombia. In addition, the Company acts as contractor in Mexico, where it also provides technical and operating support services.

Business Strategy

The Company’s strategy in the Exploration and Production segment is to increase oil and gas reserves in order to secure its sustainable growth. In line with this strategy, the Company’s business objectives are the following:

* Increasing oil and gas production by capitalizing on its experience and presence in almost all Latin American oil producing countries.

* Optimizing its investment portfolio by achieving a balance between exploration projects and development projects.

Major Achievements of the Year

* In Ecuador, production increased by 31 per cent and reached 11.8 thousand boe/d  (annual average of holdings and net of royalties).

* In Argentina and Peru, production increased 3% and 2%, respectively.

* Exploration investments increased up to approximately US$47 million.

* The creation of Consorcio Tibú for the exploitation of Campo Tibú in Catatumbo basin, Colombia.

* The Company was pre-awarded two exploration blocks during the First Bidding Round in the province of Salta and was admitted as participant in three exploration sites in Peru.

* Two consortiums were created for the exploration, development, exploitation and marketing of hydrocarbons in two offshore areas, Enarsa 1 (E1) and Enarsa 3 (E3).

* The Company executed two framework agreements with the province of Santa Cruz, Argentina, to continue the demarcation and exploration of two gas fields: Glencross and Estancia Chiripa.

Production and Investments

In 2006, Petrobras Energía S.A.’s oil and gas production declined 10% to 154 thousand boe/d. This decline was mainly caused by the migration of operating agreements to mixed companies in Venezuela, where production, which in 2005 represented 27.9 % of the Company’s aggregate production (47.9 thousand boe/d), plummeted by 60%. Net of Venezuela’s effect, production increased 4.9%.

Argentina

In Argentina, production increased 3%, and reached an average of 95.9 thousand boe/d. Part of this growth originated in Medanito (field located in Neuquén Basin), where the Company’s oil production surpassed 3,000 cubic meters daily, a historical record for that asset. Operations in Austral Basin also produced positive results, particularly in La Porfiada, where gas production increased to 1 million square meters daily (MMm3/d).

In order to increase production in Neuquen Basin, the Company continued with the study of gas reservoirs of low permeability gas (non conventional reservoirs); the new technology will be tested during 2007 with the implementation of a pilot project. In the same basin, in early December 2006 the Company ended works and started field operations in El Mangrullo, with 800 thousand m3/d gas production, and advanced its production commitment for January 2007.

Another highlight during last year was the start of operations of the Mercury Removal Plant in Santa Cruz, which started operations at mid-year to treat Santa Cruz crude. This asset allows the Company to reduce metal contents in oil, with a positive impact on the basin’s projects, improving the trading conditions and increasing the oil volume that enters the Company’s refining plant to be processed.

During 2006, Petrobras Energía developed an intense activity in Argentina: 223 producing and injection wells were drilled and 191 wells were repaired.

In addition, the Company divested Atamisqui and Tupungato fields in the Cuyo basin and sold 16.66 % of Atuel Norte field, in Neuquén basin.

Peru, Venezuela and Bolivia

In Peru, the Company increased 2.1% its production to 14.5 thousand boe/d, and executed cooperation agreements with Perúpetro and Petroperú and increased investments by 18%.

In Venezuela, the migration of operating agreements to mixed companies was completed, while in Bolivia the migration of Colpa Caranda Exploitation and Exploration Agreement took place, in compliance with the provisions of the new Hydrocarbons Law.

Ecuador

With the drilling and completion of 8 wells, Petrobras Energía increased 31% its production in Ecuador to 11.8 thousand boe/d net. Besides, the construction of Palo Azul treatment plant and the pipe network was completed, which will allow the Company to increase gross production of the Block to 40 thousand barrels of oil per day as of 2007.

Investments in Ecuador during 2006 were focused on well drilling and construction of facilities and pipes. During 2007, Petrobras Energía will continue with development investments in Block 31 to permit the exploitation of Apaika-Nenke field. The Company’s plans for Block 18 are to continue with the development with the drilling and building of facilities, such as the Electric Power Plant.

In addition, the Company managed to reduce costs related to the Ship or Pay transportation agreement entered into with Oleoducto de Crudos Pesados, in Ecuador, by selling transportation capacity to third parties.

Colombia

Petrobras Energía entered into the Consorcio Tibú for the exploitation of Campo Tibú in Catatumbo basin, Colombia, with a 30% interest. This consortium executed with state-owned oil company Ecopetrol an agreement for Additional Development of Campo Tibú. The project’s objective — to which Petrobras Energía will contribute with its know-how in the development and exploitation of mature fields — is the promotion of the Company’s international growth strategy and the diversification of its asset portfolio.

During the first stage of the project, two and a half years as of January 2007, Consorcio Tibú will invest US$40 million to conduct studies and works that will determine the actual prospects of the field, which currently produces 1,800 barrels per day. During the second stage, Consorcio Tibú will make 55% of the investments (Ecopetrol will be in charge of the remaining 45%) with a right to 40 % of the field production net of royalties. Consorcio Tibú will be in charge of conducting investment projects intended to generate additional production, while Ecopetrol will continue as field operator.

Exploration

To Petrobras Energía exploration is the main vehicle for reserve replacement. In this line, during 2006 the Company invested approximately US$47 million in exploration, mainly seismic and drilling activities.

During 2006 the Company completed the drilling of 17 wells, 11 of which were successful.

The Company signed different agreements. On the one hand, two offshore exploitation agreements: Enarsa 1 and Enarsa 3; in December, the seismic survey of 1,870 km2 was started. On the other hand, two framework agreements were entered into with the province of Santa Cruz to continue the re-demarcation and exploitation of two gas fiels: Glencross and Estancia Chiripa. In addition, Petrobras Energía pre-awarded two exploration sites during the First Bidding Round in the province of Salta. In Peru the Company signed agreements in relation to three exploration sites, Site 57, Site 117 and Site 103.

In whole, the Company, through farm-in agreements and concessions, increased three-fold the exploration area to 32 million acres.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2006, liquid hydrocarbon and natural gas proved reserves of Petrobras Energía totaled 527 million oil-equivalent barrels (324 million oil barrels and 1,220 thousand million cubic feet of gas), which indicates a 31% decrease in reserves compared to reserves as of December 31, 2005 (40% corresponding to liquid hydrocarbons and 8 % to natural gas).  Estimated reserves as of December 31, 2006 were audited by Gaffney, Cline & Associates Inc., international technical consultants, and the audit covered approximately 93% of estimated reserves of the Company.

During fiscal year 2006 a net revision of reserves of approximately 172 million boe was recorded, as detailed below:

* 181 million boe were subject to revision as a result of migration of agreements in Venezuela assets, mainly due to the changes in relation to interest holding in operating agreements.

* In Peru 16 million boe were subject to revision.

* 25 million boe were added in Argentina and Ecuador due to extensions of known accumulations through exploration.

Asset divestment in Cuyana Argentina basin resulted in a 5 million boe reduction.

Production totalled 56 million boe.

Liquid hydrocarbons and natural gas accounted for 61% and 39%, respectively, of the total proved reserves; 53% of total proved reserves are located in Argentina.

As of December 2006, the total oil and gas proved reserves of Petrobras Energía was equal to 9.4 years of production, measured according to 2006 oil and gas production levels.

Hydrocarbon Transportation

Oleoductos del Valle S.A. – Oldelval

During 2006 the average of oil volumes transported from Allen to Puerto Rosales was of 30.8 thousand m3/day,  8% higher compared to the previous fiscal year, totaling 70.5 million barrels transported.

During this year, a number of works were conducted to ensure reliability to the system, such as an internal inspection of pipes using ultrasound tools, and minor expenses were incurred for an improved operation of the system.

During 2006 new jackets were installed and the overhaul of turbines, pumps and tanks was carried out, due to operative reasons and in compliance with environmental and safety regulations.

Refining and Distribution

Through the Refining and Distribution business segment, Petrobras Energía moves towards vertical integration of its operations as a tool to capitalize on its significant hydrocarbon reserves. The Company’s refining and distribution operations – both in Argentina and Bolivia— are the necessary link in the business value chain which starts with crude oil and gas exploration and processing and ends with full customer service at the gas station network and the supply of petrochemical products.

Business Strategy

The Company’s strategy in the Refining and Distribution segment is to grow through

* a balanced crude oil-refining-logistics-commercial chain

* quality-differentiated products and services

Major Achievements of the Year

* San Lorenzo refining plant completed in October 2006 the projected expansion of its processing capacity, from 37,700 bbl/day to 50,300 bbl/day, and as a result the gas supply was increased in the same proportion.

* Bahía Blanca refining plant successfully completed the works aimed at improving liquid and gaseous effluent quality.

  * The Refining Master Plan (PDR) moved forward significantly in enhancing quantity and quality of processed crudes.

* Petrobras Energía consolidated among the first three companies in the liquid fuels market.

* The Company strengthened market penetration of Lubrax increased by 11.1% sales volumes in the domestic market.

* The Company maintained its leading position in the bunker market.

Refining Division

Through its Refining Division, Petrobras Energía moved forward with the enhancement of crude quality and quantity. Aggregate installed capacity of its refineries Ricardo Eliçabe (located in the city of Bahía Blanca, province of Buenos Aires) and San Lorenzo (located in the city of San Lorenzo, province of Santa Fe) grew in October 2006 to 80,800 oil barrels per day, adding 12,600 more than the previous year.

Bahía Blanca Refinery

In 2006 Bahía Blanca refinery worked close to the limit of its installed capacity, increasing from 30,500 barrels per day to an average of 30,221 barrels per day, and totalled 10,031,000 barrels of crude oil per year. 99.3% of crude oil processed was produced in Medanito, in the Neuquen basin, an oil field that produces high quality and good yield. Another highlight of the refinery was the successful completion of the works aimed at improving liquid and gaseous effluent quality.

San Lorenzo Refinery

In 2006 San Lorenzo refinery increased its crude oil processing capacity by 33%, as a result of the programmed stoppages, which included renewal, repair and maintenance works started in November 2005 to optimize reliability, safety and efficiency of the plant. Among other improvements, the refinery renewed some topping and vacuum furnaces and built up new latest generation furnaces.

Therefore, in October 2006, the installed capacity for processing crude oil increased from 37,700 to 50,300 barrels per day, which represents a yearly average of 32,887 barrels of oil per day. 82% of that amount, equal to a total 12,003,755 barrels per year, was produced in Medanito field and 12% in María Inés field. The increase of diesel oil production was proportional to the increase in the crude processing capacity of the refinery.

Refining Master Plan (PDR)

The Refining Master Plan (PDR) aims at expanding and revamping the installed capacity in the refineries with a view to producing by-products derived from other crudes with increased quantity and quality to ensure compatibility with future specifications.

The activities scheduled for 2006 were successfully completed in full compliance with the plan. Once completed the works, the Company’s diesel oil and fuel production will meet the most stringent standards relating to sulfur, benzene and aromatics content in gasoline.

Distribution Division

The Argentine Market

In 2006 the fuel market in Argentina grew for the third year in a row, at a faster pace than the previous two years. The traded volume for gasoline and diesel oil surpassed 17 million cubic meters, the highest sales level since 1998 and 8.7 % more than in 2005.

Sales of diesel oil grew 6.6 % to 12.8 MM cubic meters, boosted by the strong demand from the agricultural, industrial and transport sectors. In line with this increase, the domestic gasoline sales totaled 4.3 MM cubic meters, 16% more than in 2005, due to the remarkable economic growth of the last years, the increase of the purchasing power, the sales of new cars and price stabilizations since 2004. Premium gasolines grew 42.2% compared to common gasoline, that dropped by 15.6%.

On the contrary, compressed natural gas (CNG) prices dropped 2.9 % for the first time, due to a lower gasoline to CNG conversion rate in cars, the increase of CNG prices compared with the stabilization of gasoline prices and the uncertainty about gas availability during the winter season.

Petrobras Fuels

Domestic sales of Petrobras Energía liquid fuels –gasoline and diesel oil– reached 2.4 MM cubic meters per year, 5% more than in 2005, and propelled the Company into the third place in the market, with 13.8 % market share.

1.7 MM cubic meters out of the total 2.4 MM cubic meters correspond to diesel oil, with a 13.5 % market share. However, the highest growth was recorded for gasolines, with 620 thousand cubic meters, a 16.4% growth compared to the previous year and a 14.6 % market share. Podium, Petrobras Energía premium gasoline, the only 100- octane gasoline in the Argentine market, registered a 58% sales increase with a 9.2% market share.

Asphalt and Bunker Markets

One of the goals of the Distribution division was to consolidate the Company’s share in the asphalt and bunker markets (diesel oil and IFO – a fuel oil and diesel oil mix).

In 2006 the domestic road asphalt market grew 13% and reached 459 thousand tons traded. In line with this growth, during 2006 Petrobras Energía focused on domestic market. The aggregate volume reached 159 thousand tons, placing Petrobras Energía in the second position in the market. In addition, the Company recorded sales for 2.6 thousand tons of polymer-modified asphalts, a 52% growth compared to 2005. Conversely, asphalt exports, mainly to bordering countries, Paraguay, Bolivia, Uruguay and Chile, declined 26.3%, totalling 19.6 thousand.

On the other hand, the bunker market increased, both for diesel oil and IFO. In line with this growth trend, Petrobras Energía marketed 46.9 thousand cubic meters of bunker diesel oil – 23.3 % more than the previous year– and ranked second in the market. Besides, the Company maintained the leading position in the IFO market, with 47.9% market share, and 4.5 increase in its sales compared to 2005.

Lubricants

The lubricants market was another highlight in the development of Petrobras Energy during 2006. The Company aimed at consolidating Lubrax brand in the Argentine market through a series of marketing actions: the establishment of exclusive lubricant customers, combined sale with liquid fuels, product advertising and promotion in points of sale and mass communication campaigns.

As a result, in 2006 Lubrax hit another historical sales record: 36,610 cubic meters sold in the Argentine market. This amount represents a 28.6% growth compared to 2005, against a market growth of 2.9%. So, the Company reached an 11.1% market share.

To obtain these results the Company had to increase its production. In May a second production shift was implemented at Avellaneda plant, and new products were launched to satisfy the needs of different market segments: Lubrax alto rodaje, Lubrax GNC and Lubrax GNC plus.

Gas Stations and Agro-centers

During 2006 Petrobras Energía continued with implementation of the corporate image program in its gas station and agro-center network and with the development of Spacio 1. This program is aimed at strengthening customers’ good value perception of Petrobras brand in the market.

Throughout the year the Company identified under the Petrobras brand another 41 gas stations, reaching 492 outlets under the corporate brand. As a result, 68 % of the 719 outlets of the network already bear Petrobras image.

The Company also continued with the implementation of the reidentification program in another 12 agro-centers, reaching a total of 38 identified outlets, and strengthened the development of convenience stores Spacio 1, adding 2 of these stores to the network, with 20 Spacio 1 at year end.

Customer Loyalty Program and Advances in Land Logistics

In November, Petrobras Energía launched in the city of Rosario (Santa Fe) the customer loyalty program for end users of liquid fuels and lubricants, Premmia. The Company’s aim is to create an accurate and reliable customer database, strengthen relationships with them, retain more profitable customers and optimize marketing actions.

In 2006 the Company opened a dispatch plant in Caleta Paula to enhance fuel distribution in the southern part of the country. The new plant will enable Petrobras Energía to store fuels and lubricants, have greater product availability, satisfy the demand more efficiently, and reduce logistics costs.

Refinería del Norte – Refinor

In 2006, Refinor marketed approximately 21,021 barrels per day (bbl/day) of fuels derived from crude oil, 6% less than in 2005, due to a decrease in sales on foreign markets (8%), mainly diesel oil sales to Bolivia, which sales decreased by 42% compared to the previous year.

Throughout the year, the refinery processed the total crude and condensate from the basin located northwest of Argentina. However, as from May the supply of condensate from Bolivia was not steady and at volumes less than expected, as a result of the hydrocarbon nationalization policy in the neighbor country. Nevertheless, the volume of crude processed during the period averaged 17.1 thousand bbl/day, 4% less than in 2005, which represents only 65% of the processing installed capacity of the topping unit.

Sales of fuels derived from crude oil amounted to 9,565 bbl/day in the domestic market, while in the foreign market sales amounted to 11,456 bbl/day (86% of which was virgin naphta). Besides, 18.7 thousand m3 of gas were processed daily, which represents a 96 % use of the installed capacity.

LPG production in the turboexpansion plants recorded a monthly average of 29.5 thousand tons, a historical record for the Company that boosted sales to 354.2 tons during the year.

Petrobras Bolivia Refinación – PBR

During 2006, PBD hit record levels of crude oil and gasoline processing, averaging 39,900 barrels per day of crude – as a result of a greater operative availability in the units – and 50.4 thousand cubic meters per month of gasoline. Lubricant production also increased and reached a monthly average of 1.47 thousand cubic meters.

As regards sales, gasoline and reconstituted crude oil reached significant levels. Gasoline volumes surpassed the 2005 volumes, with a monthly average of 49.5 thousand cubic meters, while reconstituted crude averaged 51.3 thousand cubic meters per month. Diesel oil volumes were similar to those of the previous year, with an average of 53.6 thousand cubic meters sold per month.

The refinery, through PBR subsidiary, managed to increase its market share in the domestic market. This process took place until April 2006, when PBR reached a market share of approximately 34%. The sale of imported diesel oil was another highlight during that period, with an average of 14.4 thousand cubic meters per month. After that date, and as a result of a new government regulation, YPFB (Yacimientos Petrolíferos Fiscales Bolivianos) was made the exclusive wholesale distributor in the market, and PBR was limited to use only products from its stock and develop new markets for non-regulated new products.

Petrochemicals

The Petrochemicals business is a key component in Petrobras Energía’s strategy of vertical integration of its operations. The Company produces a wide array of products such as styrene, polystyrene, synthetic rubber, fertilizers and polypropylene both for the domestic and foreign market. The petrochemical production is concentrated both in Argentina and in Brazil. Petrobras Energía has the largest installed capacity to produce styrene and polystyrene in the region (and is also the only producer of liquid fertilizers), thus providing a higher flexibility in customer service.

Business Strategy

The Company’s strategy in the Petrochemicals segment consists in:

* Taking advantage of current conditions in the styrenics market by increasing the supply.

* Maximizing the use of the Company’s own raw materials.

* Consolidating the fertilizer business which uses natural gas and therefore adds value to the business.

Major Achievements of the Year

 * The expansion of Puerto General San Martín styrenics plant was completed, and the plant’s production capacity increased from 110 to 160 thousand tons per year.

* An ammonium thiosulphate plant started operation, in September 2006, which produced 1,900 tons during the first months and allowed early supply of farmers in the Cuyo and northeastern region of Argentina.

* Production and sales volumes for Innova S.A. hit a historical record of 347 thousand tons and 257 thousand tons, respectively.

* The Company authorized the construction of a new ethilbenzene plant, in Innova S.A., Petrobras Energía’s largest petrochemical project since the implementation of Innova.

Argentine Styrenics Division

For the Argentine Styrenics Division 2006 was a year of consistent growth. Taking into account the four product lines, the total volume traded reached 250 thousand tons of styrenics, 9 % more than the previous year. The business had a positive performance in the local market due to the economic recovery and the rise in the consumption. The Company’s share in the styrene and bi-oriented polystyrene (BOPS) market was 100% and 82.4 % in the polystyrene market.

Styrene

The Company’s total sales volume of monomer styrene increased by 11%, to 51 thousand tons. The growth in the domestic market, where the Company has 100% market share, was 12%, as a result of the rise in construction, consumption and works in general. In the foreign market the Company maintained its market share, 100% in Bolivia and Uruguay and 50% in Chile.

Another highlight in 2006 was the completion of the expansion works in the Styrenics Plant in Puerto General San Martín (PGSM). The expansion works, started in 2005, enabled the plant to increase its installed capacity from 110 to 160 thousand tons per year.

Besides, Petrobras Energía marketed 48.6 thousand tons of ethylbenzene (13% more than the previous year). As a consequence of scheduled shutdowns to perform the expansion works in the PGSM styrenics plant, the Company sent the additional ethylbenzene to Innova to be converted into styrene.

Polystyrene

Polystyrene production was of 57 thousand tons, while the Company’s total sales volume reached 58.6 thousand, 12% more than in 2005.

In the domestic market, polystyrene sales grew 26% and hit a historical record: 44.8 thousand tons. That growth was the result of the price control policy implemented, which enabled Petrobras Energía to increase its market share by approximately 10 points (from 73% to 82.7%) to the detriment of its competitors.

In the foreign market, polystyrene sales fell by 17% to 13.8 thousand tons. The causes of this decrease were the need to supply the domestic market and union conflicts experienced during the year that restricted the plant’s availability. Faced with this situation, and as a demonstration of its regional integration, the Company imported product from Innova to ensure normal supply.

Bi-oriented Polystyrene (BOPS)

Sales of bi-oriented polystyrene (BOPS) had another good year in 2006. The level of prices and volume traded enabled the Company to remain at levels similar to those of last year for the business.

Petrobras Energía sales of BOPS grew 5%, to 13.3 thousand tons. 78% of this amount was exported to other South American countries, United States and Europe. Besides, the Company optimized BOPS production supplies, and thus reduced raw material costs.

Synthetic Rubber

In the synthetic rubber business, the trend was reversed in 2006. Unlike last year, the Company increased its sales to 55.8 thousand tons, with 52% of this volume for exports, 11% more than the previous year. In the domestic market Petrobras Energía maintained its leading position and remained unchanged as compared to last year.

Innova S.A. - Innova

In Brazil, styrene and polystyrene markets grew 7.34% and 8.28%, respectively. In this scenario, Innova remained the main producer and seller, leading the styrene market, with 60% market share, and ranked second in the polystyrene market, with 26% market share, only two points below the leader.

In 2006, 233,784 tons of styrene were produced (14% more than in 2005) and domestic sales reached 118,875 tons. In the foreign market, Innova sales grew 91%, to 17,525 tons.

Innova also had a good performance in the polystyrene market, with a production of 112,943 tons and sales volume of 113,979 tons (114,300 tons including BOPS). Exports, mainly to Argentina, Central America, United States and South Africa, grew 57%.

Other Innova highlights during 2006 were related to maintain and increase the Company’s market share in the Brazilian styrene market. In line with this aim, Innova entered into agreements to ensure supply and develop a price formula on the basis of international prices and other variables.

The commercial strategy of the polystyrene segment focused on defending the market and giving priority to major customers. Innova tried to maintain its market share, protecting their customers from the predation of competitors, and tried to improve the relationship with the customers and obtain customer loyalty through actions that were not related to commercial matters. Besides, Innova worked on market development and achieved significant progress in the use of polystyrene in margarine and PC monitor packaging.

Petrobras Energía and Innova established a fully integrated logistics model, which evidences the powerful synergy created between Brazil and Argentina. This logistics model allows Innova to ensure supply to both markets.

In October 2006, the Company approved the construction of a new ethylbenzene plant, which represents US$70 million investment. The new plant is projected to produce 270 thousand tons per year, which will be used to feed the styrene plant and satisfy the growing demand of the Brazilian market. The facility, built using cutting-edge technology (in full compliance with environment and health regulations) and located in the same site as the styrene plant, will result in a significant cost reduction.

Fertilizers

In 2006 the fertilizers market in Argentina recorded a growth of 24%, mainly due to three factors. In the first place, fertilizers consumption in the country is still low: Argentina is an immature market with high growth potential. In the second place, international grain prices remain high, and it encourages farmers to grow crops that require high inputs of fertilizers and to introduce new technologies to increase production. In the last place, the rebound effect after the 2005 drought, which had adversely affected fertilizer consumption.

In this scenario, Petrobras Energía increased its sales volume by 11%, below market growth. Liquid fertilizers increased their share in the product mix and set off the loss of the imported fertilizers market (phosphate fertilizers, with low profitability margin).

Sales of liquid fertilizers increased 28% through SolMIX brand (a product that has variable nitrogen and sulphur concentrations), and secured an 81% share in a market with a strong presence of leading products.  Besides, the Company’s performance was well recognized: according to two independent surveys, it was selected as the most respected company in the Fertilizers business.

In 2006 Petrobras Energía continued working to improve storage and distribution logistics. Storage facilities were opened in the city of America (province of Buenos Aires) to be used for the storage of liquid fertilizers that will supply the western region of the province of Buenos Aires, eastern region of La Pampa and Cuyo during critical periods. The Company also obtained the municipal approval of the terms and conditions for the construction of a port on the site acquired in the city of Campana, and concluded the basic engineering and main soil movements needed for the construction of the port and the simple superphosphate plant.

Besides, the ammonium thiosulphate plant started operation in September, as scheduled. The accumulated production during those first months was 1,900 tons, allowing the early supply to farmers in the Cuyo and North-western region of Argentina.

Petroquímica Cuyo S.A.

Polypropylene production of Petroquímica Cuyo S.A. amounted to 97,010 tons, 13% more than last year, mainly due to a good supply of raw materials during the year.

The production increase boosted sales in the domestic market, which amounted to 22.6% compared to 2005. Foreign market sales volumes also increased 30.1 % compared to last year. Another factor that accounted for those positive figures was the resale of polypropylene produced by third parties.

Another progress of the year was the expansion project for the plant’s extrusion capacity, which will increase its installed capacity by 15%. Petroquímica Cuyo S.A. also proceeded to a full debt restructuring of financial liabilities (longer term and lower cost) and entered into long term agreements with Petrobras Energía S.A. for the supply of propylene and with PBB Polisur for the supply of ethylene.

Gas and Energy

The Gas and Energy segment serves as link to integrate the Company’s other business units, maximizing profits from gas and electricity production and ensuring the self-supply through its active presence in the market.

In the gas segment, Petrobras Energía conducts sales operations of own gas and trading operations. The Company also provides brokerage services to producers who prefer to outsource gas and LPG sales. This activity enables the Company to position as a major commercial service provider, assisting its customers not only in sales but also in logistics, foreign trade and market knowledge. In addition, the Company was awarded the license to transport gas, through Transportadora de Gas del Sur S.A. (TGS), in the southern region of Argentina where it also processes and markets natural gas liquids.

In the electricity business, Petrobras Energía is engaged in all the industry segments: generation, transmission and distribution. Thus, the Company is positioned as a major player in the Argentine electricity market. Electricity generation allows the Company to accelerate monetization of gas reserves. Integration in the business chain provides the Company with new growth opportunities, adding value through the sale of power and energy services to end users as well as through the development of cutting-edge technology.

Business Strategy

The segment’s business strategy is aimed at consolidating the company as an integrated energy company along the following lines:

* Profitable growth of the gas business, by creating solutions for internal needs and for the general market.

* Profitable growth of the LPG business, by increasing sales volumes.

* Profitable growth of the electric market share.

Major Achievements of the Year

* The Company ensured self-supply and gas businesses through its own firm transportation capacity and contracts with third parties.

* TGS started the expansion of its system to a total 1.6 million cubic meters per day, through the installation of 80 km of pipelines and the repowering of a compressor plant.

* Performance of generation units (Genelba Thermoelectric plant and Pichi Picún Leufú Hydroelectric plant) makes them stand out in the Argentine market for their reliability and efficiency. Besides, both power plants surpassed the sales level they had before the 2001 devaluation.

* Edesur S.A. invested 215 million pesos, and the total accumulated investments since the beginning of the concession was of 3.363 million. This investment plan implies the compliance with the terms of the Memorandum of Agreement entered into with the Government.

* A stock purchase agreement was entered into for the sale of a 50% interest in Citelec, holding company with 52.67% interest in Transener. The transaction is subject to the approval by regulatory bodies.

* A stock purchase agreement was entered into for the sale of 9.19% interest in Hidroneuquén S.A., holding company with 59% interest in Hidroeléctrica Piedra del Aguila S.A.

Gas

Marketing

Petrobras Energía continued providing oil, gas and liquefied petroleoum gas (LPG) brokerage and trading services to other producing companies in order to expand exploitation business opportunities.

During 2006, sales volumes corresponding to gas produced by the Company and gas imported totaled 267.8 million cubic feet daily. The Company also sold 157.3 million cubic feet of gas under the brokerage modality, and transported 1,284 million cubic meters of gas (owned and third parties’) per year.

LPG volumes marketed totalled 181.6 tons, while the volumes traded under the brokerage modality amounted to 73.4 tons.

In 2006 the Company reached agreements to sell LPG in bulk directly to final users. To that end it installed LPG tanks at more than 25 customer premises, mainly in chicken farms and grain dryers. Petrobras Energía sales of LPG in bulk amounted to 486 tons.

Transportadora de Gas del Sur S.A. – TGS

TGS continued to repay its financial debt that was restructured by late 2004 with the aim of making its capital structure more stable, in line with its growth expectations. In 2006, all TGS businesses increased, with sales revenues climbing 23%.

In the regulated segment, TGS recorded higher revenues from firm transportation, largely due to the system expansion as from the second half of 2005 amounting to 2.9 million cubic meters, which was funded through the trust fund scheme created by the Government. In addition, TGS started a new expansion of its firm transportation system to a total 1.6 million m³/d, by the installation of 80 km of additional pipelines and the repowering of a compressor plant which will start operations during the first half of 2007. In 2006, the company also increased its revenues from interruptible transportation as a result of a higher demand of natural gas.

Notwithstanding the growth of the contracted capacity, the performance of the regulated segment did not improve due to the delay in the adoption of new regulatory parameters applicable to tariffs. During 2006, Utilities Contract Renegotiation and Analysis Committee (UNIREN) drafted two tariff adjustment proposals similar to those presented last year that were not accepted by TGS. This lack of definition as regards regulatory matters has appeared to be one of the biggest challenges that the company had to face since the 2001 crisis and is crucial to the gas transportation business in the mid term.

TGS revenues from the non regulated business continued to account for a high percentage of the company’s revenues, with approximately 55% during 2006. Production and marketing of LNG achieved remarkable results as a consequence of a significant increase in propane, butane and natural gasoline export prices. Prices also increased as of January 1st 2006 due to the renegotiation of the ethane sale contract. As a result of the 16% growth of LNG production export, revenues also increased during 2006.

Revenues from other services, which include midstream, pipeline construction and telecommunication services, reported a sharp increase of 50% compared to 2005, as a result of TGS constant search for new business opportunities to maximize the segment’s value and promote synergy with the other business segments.

Among the most significant business opportunities of the year are two projects for pipelines designed to connect with the TGS gas transportation trunk pipeline and to set up a gas compression and dehydration plant.  The company also reached agreements for the operation and maintenance of facilities.

Another highlight of the year was that TGS was awarded the OHSAS 18001 certification for Occupational Health and Safety Management, and renewed other certifications that TGS had been awarded in previous years (ISO 9001 and 14001).

Electricity

Generation

In 2006, the demand for power rose 5.49%, mainly as a consequence of industrial and residential consumption. This growth was mostly covered by thermal generation, 51%, and hydraulic generation, 41%. Nuclear generation and imports covered 7 % and 1 % of the demand, respectively.

One of the highlights of the year was Resolution 1281/06 issued by the Secretary of Energy at the end of 2006, which introduced major changes in the electric market: demands greater than 300kW that are not covered by agreements with the generation plants will be interruptible, and demands higher than demands recorded during 2005 must be covered by new generators that are not connected to the Wholesale Electric Market (WEM).

Besides, the Secretary of Energy approved the creation of a fund for investments required to increase the electric power supply in the Wholesale Electric Market (FONINVEMEM).

Genelba Thermoelectric Power Plant

In 2006 Genelba Thermal Electric Power Plant achieved a record generation: 5,005 GWh (GigaWatt per hour), the highest volume since its start up in 1997, with a 99.4 % reliability level and 99 % availability. Along these lines, Genelba had a 5% share of total power generation for the year and 10% share of thermal energy.

As a result of its excellent performance, Genelba stands out in the Argentine electricity market and is recognized as one of the combined cycle electric power plants with highest level of reliability, efficiency and availability. Genelba received customer recognition for its continued high quality supply despite the changes introduced to the electric market by Resolution 1281/06. In addition, in 2006 Genelba renewed the ISO 9001 certification including the Commercial Management and also increased significantly its share in the sales of the Forward Market, maintaining its position among the leading companies.

Pichi Picún Leufú Hydroelectric Complex - HPPL

In 2006 the incoming mean flows from the Limay and Collón Curá rivers were 26.2 % and 34.2 % higher than average, respectively. Consequently, HPPL generation surpassed its historical values since its start-up: 1,430 GWh. With this volume, that represents 21.5 % increase compared to 2005 and 32.7 % above mean historical values, HPPL had a 1.4 % share of the total power generation for the year and 3.5 % share of hydraulic generation.

HPPL reached that record generation despite non scheduled maintenance works in Unit No. 2, from November 2005 to June 10, 2006, that reduced HLLP availability to 85.3% (compared to 95 % estimated availability). Those maintenance works were conducted mostly by own personnel as a consequence of a failure in one of the turbine runners. Results of the repair were outstanding in terms of detection of the failure, repair quality and time and restart of operation.

Transportation

Transener S.A. – Transener

During 2006 Transener continued working to maintain service quality, train its personnel and safeguard the environment through ISO 14000 certifications.

Transener strove to maintain service quality within the standards provided for under the concession contract, in the light of the significant growth of GDP and electric power consumption in Argentina. No major expansion was introduced in the electric system, so many of the electric lines and substations are overloaded or close to their limit, which is very inconvenient for electric power supply.

However, and despite the great demand for electric services, the company complied with its operation duties by performing works maintenance works that result in improved reliability and enable the company to maintain its efficiency rates, even in adverse scenarios. Another highlight was that the company was awarded contracts for electrical transformer stations and that, at the request of the Government, is performing works to expand their capacity.

Despite the fact that 2006 was a year full of uncertainty, the agreement reached with UNIREN in 2005, the company’s operative efficiency and the prospective investments in the sector enabled Transener to continue improving income from operations, mid and long term corporate value and foresee ability, in order to return to international financial markets.

Distribution

Edesur S.A. – Edesur

Argentina’s economic growth had an impact on the demand for electricity which surpassed consumption levels recorded prior to the 2001 crisis and increased 4.9% compared to the previous year in Edesur concession area, almost in the limit of its capacity.

In December 2006, the company recorded a historical 3.028 MW maximum demand for power, 3.9 % higher than the previous value recorded during February 2006. In turn, energy delivered to Edesur network reached 16,585 GWh.

Electricity sales also hit maximum historical values with total annual sales of 14,837 GWh, accounting for a 6% increase compared to 2005. This figure includes 2,583 GWh for distribution services to large users.

During 2006 Edesur was able to reduce energy losses for the second year in a row. Energy losses amounted to 0.81 percentage points —an improvement compared to 0.4 points recorded in 2005— and consequently the variable annual rate moved down from 11.35% to 10.54%.

In addition, Edesur increased its customer portfolio by 1.45% to 2,195,914 users. This indicator keeps the upward trend of the previous year.

As regards service quality and continued improvement, Edesur implemented work plans that helped reduce commercial complaints by 35%. Surveys on customer service showed that the company’s aim was achieved.

As part of the concession contract renegotiation process provided in by Law No. 25561 and supplementary provision, on August 29, 2005 Edesur executed the Memorandum of Agreement for the Renegotiation of the Concession Agreement, which was ratified by Executive Decree No. 1509 on December 2006.

Despite this significant progress, Edesur has not strengthened its economic and fiscal situation following the devaluation and pesification announced by the Government in January 2002, and has oriented its management policy to attenuate the adverse side effects of the situation. Edesur used the available resources to support the provision of service, and during 2006 invested P$215 million, amounting to P$3,363 million pesos the total accumulated investment of the company.

Quality, Safety, Environment and Health

Petrobras Energía is a socially oriented and environmentally responsible company, in continued search excellence management. This commitment is central to its corporate mission: the Company strongly believes that caring for the environment and for the health and safety of the people in the areas where we operate is crucial to the success of our business.

In this line, during 2006 the Company:

* Moved forward with its Excellence Management Program and started more than 40 improvement plans in its operational units.

* Completed the implementation of the Process Safety Program (PSP), which organized the CSMS governance system, standardized a best practices manual and implemented a plan which governs the relationship with contracting companies.

* Trained approximately 4,000 people – own staff and third parties personnel – in safety, injury prevention and defensive driving.

* Advanced in the implementation of waste treatment and fire protection plans, and started to develop ecoefficiency guidelines and indicators.

* Equipped all its business units with automatic defibrillators and trained over 3,400 employees in terms of health promotion and protection.

Excellence in Management

In order to achieve high standards of excellence in management, Petrobras Energía implemented the Management Quality Excellence (MQE) program, which started with the evaluation of different business units to identify opportunities and design improvement plans. In 2006, over 40 improvement plans were started in the operational units evaluated during 2004/2005, reaching a compliance rate above 90%. Likewise, the evaluation cycle was repeated in two units, Innova and thermal electrical plant Genelba, to obtain information which will be used for the design of new projects.

Day-by-day Improvement

The Company also implemented practises that enable a day-by-day improvement of the management: the Standard System, Defect Management and Audit Management – with their respective IT support tools. Petrobras Energía also strengthened its management systems which were awarded ISO 9001 certifications in business and IT support areas.

The Company aims at a more integrated management, with an even higher degree of efficiency, to obtain adequate support to other corporate projects such as SOX and PROANI.

Safety

Process Safety Program

The implementation of the Process Safety Program (PSP) was completed in October 2006. The program was developed to implement the new Safety, Environment and Health Policy launched in April 2004. The PSP was applied to all assets operated by Petrobras Energía and its centralized functions, and achieved the following results:

* The structuring of the CSMS governance system in committees and subcommittees to ensure a two-way information flow, both in CSMS management issues and in technical issues.

* The standardization of management practises through the CSMS Management Manual, which includes the 15 Guidelines and other global quality safety, environmental and health (SMS) management procedures.

* The start-up of the plan which governs the relationship with contracting companies, that includes CSMS practises and standards, personnel training, definition and formation of managers and contract auditors and releases and events; among others, the First Meeting of Petrobras Energía Contractors focused on CSMS standards, held in September 2006.

* The First Petrobras Energía Contest in SMS Good Practises, which enabled to share with the contractors the best works implemented by the Company during the 2000/2005 period (those works which resulted in an increase of the synergy among the different business units) and create a greater interest in CSMS excellence standards.

Accident Prevention

Petrobras Energía also designs actions tended to reinforce accident and minor incident prevention. In 2006 some of the actions taken in this respect were:

* Increase supervisors – more than 900 own and contracting parties – accident awareness through the program Prevention never takes a break (“La Prevención no descansa... en acción”).

* Training in safety, environment and health issues to 2,800 workers, supervisors and heads of contracting companies, coordinated by Petrobras University. 4,200 people were trained since its start in May 2005.

* The project Injury Prevention Leadership (“Liderazgo en Prevención de Lesiones”) aimed at training supervisors in safety issues, to prevent injuries produced by wrong handling or slippery steps during work (amount to more than 70% of labour accidents).

* Course on defensive driving for all Petrobras Energía personnel, including centralized staff.

* The program Event Safety (“Seguridad en Eventos”) implemented to prevent accidents affecting own staff, third parties personnel and participants, even during public events sponsored by Petrobras Energía.

Environment

With the intent to continue minimizing the impact of its operations and reducing associated risks, Petrobras Argentina implemented several actions in 2006, including mainly:

* Waste treatment plans: the Company began with several remediation projects (sanitation and recovery of soils and water affected by pollution) both at gas and oil fields and at refineries. In addition, it started implementing a corporate system for management of waste and advanced with the project for disposal of hazardous waste containing PCB: at Río Neuquén, Aguada de la Arena, Puesto Hernández and the San Lorenzo Refinery treatment was completed of oils of transformers with PCB-content, along with their dechlorination and final disposal of generated waste.

* Projects for enhancement of fire protection systems: at Puerto General San Martín the construction of a new fire fighting water storage tank was completed and the works of the tank cooling system concluded as in the case of the San Lorenzo Refinery.

* Environmental Defense Centers: during 2006, the Company worked on the maintenance of equipment and on  an enhanced personnel training.

* Ecoefficiency: the Company started developing ecoefficiency guidelines and indicators, i.e. the rational use of natural resources and energy with the minimum impact on the environment, without losing focus on profitability. It also started developing the guidelines and indicators related to biodiversity management in sensitive areas.

Environmental Training and Awareness

Petrobras Energía also worked throughout 2006 on the promotion of environmental awareness in the public -domestic and foreign - with which it interacts. It organized, as part of its in-house training program, a remote course on ecoefficiency and the life cycle with the participation of employees from Argentina and the rest of the countries where the Company does business. In addition, it continued technically and financially supporting the Globe Environmental Education Program, which promotes the practical study of the environmental science and care at educational institutions.

Contingency Systems

Petrobras Energía successfully implemented throughout 2006 several improvements in contingency systems, which mainly include the Corporate Crisis Plan, the Nautical Emergency Plan and the Block 31 Emergency Plan, all of them incorporated to the InfoPAE, the information technology tool used by the Company to handle contingent environmental accidents.

Moreover, Petrobras Energía planned and carried out in Argentina 16 emergency drills including, in terms of size, the toxic substance spill drill in the international road to Chile, approximately at Uspallata (Mendoza) and the hydrocarbon spill drill in the Río de la Plata, which was the greatest in the Company's history.

In training terms, the Company advanced with its Comprehensive Training Program which involved not only its own personnel and contractors but also authorities, fire fighters and Civil Defense staff, organizing the different parties that are to make up a strong emergency response team. The 2006 agenda of this program went deeper in the Handling of Emergencies with Chemicals and incorporated the Handling of Emergencies with LPG, which is a major issue both for the Company and for the authorities and safety forces.

Health

To optimize the health and quality of life of its employees, the Company deepened its Health Promotion and Protection Program which promotes a healthy diet and physical activities habits and works on the handling of stress and the prevention of accidents. To achieve this objective, Petrobras Energía took the following actions in 2006:

* It organized over 1,500 workshops training almost half of its employees. Workshops dealt, among other subjects, with feeding and pregnancy, diet guides for hypertense and dyslipemic individuals, overweight individuals, diabetic individuals, work and leisure, relax and stress, time handling, team relationships, assertiveness, effective confrontation, cigarette smoking, passive smokers, family and chronic diseases and wake and sleep cycle disorders.

* It trained over 1,100 individuals in cardiopulmonary resuscitation (CPR) and first aid.

* It implemented the modality of Individual Consulting (in which a specialized professional is available to hear individual employee inquiries at plants). Among other issues, specialists gave their advice on healthy feeding, stress, physical activity and smoking.

* It trained health professionals participating in the Occupational Dental Health Plan -an on-going plan in all business units -together with Petrobras Brasil.

* It provided all business units with automatic cardiac defibrillators and start providing them to gas stations.

* In its community relations, it organized training sessions at schools on first aid and dental health. It also raised funds -together with Fundación Mc Donald's- for a health campaign with pediatric units visiting communities to provide general and dental health services.

Human Valuation

Petrobras Energía seeks to promote an attractive, challenging and encouraging work context for all its people because it assumes that it thus contributes to establish competitive advantages, through its employees, in the business and society.

In 2006, there was a change in leadership in the Human Resources Department and main work focuses were:

* Excellence in work relationships

* Managerial education

* Functional integration among human resources areas

Different actions were developed, based on the above topics, which were inspired by the best market practises and contributed to the growth of people and a better quality of life. Petrobras Energía continued aiming its efforts at becoming the most preferred employer at those places where it does business.

Human Resources Management

Petrobras Energía is aware that the success of its business arises from its employees' talent, commitment and motivation. Therefore, it works year-on-year to strengthen dialogue and promote excellence in the management of individuals. These ongoing efforts are recognized both by Company employees and by other organizations: in 2006, Petrobras Energía was second in the first edition of the Awards for Innovation in Human Resources organized by the consulting firm Meta 4. In this regard, the Company was also recognized by the Revista Apertura which ranked it third among the 50 best employers in Argentina during 2006.

Moviliza

Petrobras Energía gives priority to filling vacancies with in-house candidates, offering its people the chance to take new challenges and to develop professionally. In addition, it believes that one of the keys to achieve excellence is to fill each position with the individual best suited for it. Thus, it ensures internal mobility of its resources through several tools. One of them, which enables to fill vacancies in positions ranging up to the head office level with its own resources, is the Moviliza program. During 2006, in response to ads published through this tool, the Company received 210 applications to fill 66 vacancies.

Recruitment and Selection

It is key for the Company to have the best trained professionals for each work position. And it achieves this goal by resorting to different personnel search and selection channels which allow it to ensure equity and transparency in the process. Two important examples of these channels are the Young Professionals Program ("Programa de Jóvenes Profesionales"), which has been in place at the Company for the last two years and its participation in several job search forums and company fairs.

In 2006, Petrobras Energía carried out the second edition of the Young Professionals Program to attract, incorporate and develop talented individuals on a systematized basis. 14,251 individuals applied, 35 of whom joined the company to fill new vacancies in different areas.

In addition to these talented youths, there are may other professionals interested in joining the Company and develop their professional career there. This was evidenced in the on line virtual job fair Expo where the Company participated for the second consecutive time to communicate its corporate and personnel management philosophy in addition to allowing it to update its data base.

In 2006, 67,973 people visited the virtual stand of Petrobras Energía at the online Expo (it was the one receiving more visits over a total of 60 companies). During the event, the Company received 20,082 applications and conducted labor pre-interviews to collect more information on candidates.

Compensations and Benefits

Petrobras Energía's compensation policy is based on two principles: external competitiveness and internal equity. In line with that, and as a result of the concerns and suggestions surveyed in different visits to sites, the Company took actions leading to do away with unfairness and unequal salaries. Thus, the Company conducted in January and October 2006 two salary reviews in connection with the compensations of 2,500 employees as per the structure, positioning in the market and the budget approved by the Board of Directors.

On the other hand, Petrobras Energía invests in the welfare of its employees, both in the short and long term. According to this policy, in addition to maintaining the traditional scholarship and schooling assistance benefits for the children of its employees, in May 2006, the Company implemented a new pension plan which shows its long term commitment to them.

This benefit grants marked advantages in connection with the market, mainly because it is organized under the shared financing scheme: for every peso contributed by the employee, Petrobras Energía contributes the same additional amount, which is the ideal supplement for the official pension. Once the launching stage is completed, 1,778 employees were affiliated to this plan.

Union Relations

During 2006, Argentina maintained its labor conflict level, in connection with the holding of government-union salary negotiations nationwide. However, unlike what happened in 2005, the Ministry of Work, Employment and Social Security attempted to restrict the percentages of salary rises to avoid the growth in the inflation rate. On the other hand, salary agreements were entered into for a limited effective term and with the express undertaking to renegotiate by 2007. This context gave rise to trouble at companies which prevented them from achieving an equitable management in their salary structures due to personnel and managers' lack of satisfaction.

Successive salary rises and legislative reforms increased costs and generated labor rigidity and a greater bureaucratic burden for the employer. Petrobras Energía was not exempted from this. However, it implemented the necessary agreements to ensure operativeness and efficiency.

Training and Development

Petrobras Energía seeks to promote its employees' development and an updating of their knowledge and skills, in line with the competencies and values model. Therefore, throughout 2006 and for the second running year, it developed the Programa de Formación en Gestión en la Argentina [Argentine Management Training Program]. The novelty was that it started implementing it in Ecuador as well. This program is jointly developed with renowned local educational institutions, covers different training themes and encompasses all organization levels.

On the other hand, the Company developed its Managerial Education process that includes coaching participations and actions in different work teams. In addition, consolidating the integration between Petrobras Energía and its Headquarters, during 2006 there was an increased participation of Company staff in activities coordinated by Petrobras University.

On the other hand, and to align the education management with business needs, in 2006, the Company's Training Center delivered 69,020 class hours which were attended by 8,686 participants, including its own personnel, operators and suppliers linked to the Gas Station Network.

Commitment and Satisfaction of Employees

Internal Surveys

As from January, the Company communicated the results obtained in the first In-house Customer Satisfaction Survey process which was developed in 2005 through 19 opinion polls conducted on the services provided by its centralized function areas. Based on the results of this survey, the Company developed action plans and defined improvement goals.

On the other hand, the third Survey on the Organization Environment of Petrobras Energía went up by two share points and showed especially positive results in those indicators related to satisfaction of the people with their job and compensation.

Relations with Individuals

The Company is permanently seeking to improve the services it provides to its employees. Therefore, in 2006 it took different actions leading to improve the different contact means with Human Resources.

One of these actions was the work done from the Human Resources Call Center (Nexo) to enhance dialogue and internal communications. A distinctive feature of Nexo is the diverse public it services due to the company's size, its range of businesses and geographic dispersion. In line with that, the Company implemented the Human Resources Portal in Peru with the same platform used in Argentina, fine tuned to the country's prevailing situation.

The effectiveness of this tool is shown by data: during 2006, the Nexo portal recorded a monthly average of 16,641 visits while the customer service center received 15,949 e-mails and 6,102 calls.

Integration

Throughout 2006, Petrobras Energía carried out different integration activities to strengthen the feeling of belonging and promote the participation of employees and their families. These activities include breakfasts with the Company president, the visit of children to the work place of their parents and several sports and cultural events. In addition, Petrobras Energía awarded medals to all those employees with 10, 20, 30 or 40 years of seniority at the Company.

Internal Communications and Media

For Petrobras Energía, one of the ways to make its management even more effective is to keep its employees informed. For such reason, it develops several in-house communication actions, in line with the business objectives, which facilitate every-day tasks. One of these actions is the support of different internal publics: the program Prevention never takes a break, the initiative Smoke free assets (“Activos libre de humo”) and the World Day of Environment were one of them in 2006.

The Company also presented to its staff all the business and performance novelties through the house organ Petrobras Energía, with a print run of 8,000 issues. The intranet Espacio Petrobras strengthened as an effective management tool while it helped to transmit the Company's values, identity and culture. And the children's magazine Superchicos in 2006 expanded its reader base up to children four years old,  it was delivered free of charge at schools and institutions countrywide with a print run of 20,000 issues and, in addition, it edited its first two issues in Ecuador (with a print run of one thousand issues).

As to the communication with the external public, Petrobras Energía completed its web page development and created mini-sites related to its miscellaneous products such as Premmia, Podium and Lubrax to adapt the information to the different audiences. In addition, it implemented and categorized a major image bank containing images related to its business.

Corporate Social Responsibility

For Petrobras Energía, being a socially responsible company is a management method. It is an identity mark which supports its economic growth and generates programs with ethical, human, social and environmental value. In this line, throughout 2006, the Company consolidated its work towards communities through different corporate programs based on children's health, labor integration of the youngest and car accident prevention. These programs were:

* Petrobras Road Safety Program (“Programa Petrobras Educación Vial”)

* Petrobras Energy for Children Program (“Programa Petrobras Energía para los Chicos”)

* Petrobras Educate for Work Program (“Programa Petrobras Educar para Trabajar”)

Corporate Programs

Accident-Free Driving Program

Argentina is one of the countries with the highest share of deaths caused by car accidents, a situation which cannot be disregarded. Therefore, for the community to become aware of the importance of accident prevention and the correct use of safety measures, Petrobras Energía developed the Programa Petrobras de Educación Vial, based on four pillars:

1) Awareness Workshops: aimed at creating awareness among young pre-drivers (from 16 to 18 years old) at different public secondary schools in Argentina. These interactive talks, conducted by professionals, combine games and education intended to draw the pupils' attention.

2) Petrobras Road Experience: allows experimenting, in a 40 meter structure simulating a city, the sensation of driving a vehicle and colliding -without any risk entailed- at 10 km/h.

3) Communication Actions: they are intended to make the community reflect on the importance of preventing car accidents through different communication channels.

4) Road Safety Plan: seeks to train, educate and make employees, suppliers and contractors aware so that they may identify and assess risks related to vehicles and the environment.

During 2006, over 26 thousand pupils from 103 schools located in Campana, Zárate, Cañuelas, Puerto General San Martín, Rosario, San Lorenzo, Neuquén, Bahía Blanca, Avellaneda and Río Gallegos attended the 229 workshops held.

Another 2006 milestone for this program was the development of the mini-site on road safety www.petrobras.com.ar or www.evial.petrobras.com.ar. This website summarizes the general program guidelines and includes data of interest for drivers, pedestrians, cyclists and motorcyclists together with educational contents and games on road behavior.

Another initiative launched by Petrobras Energía to prevent car accidents is the Educational Cycle TC 2000 Goes to School ("TC 2000 va a la escuela"). In addition to exemplifying the practical uses of the subjects learnt at school in motoring, this cycle makes special emphasis on the importance of road safety.  Since its launching in 2005, TC 2000 Goes to School visited at least once each province in Argentina and trained over 34 thousand pupils.

More Energy for the Youngest

The Programa Petrobras Energía para los Chicos is intended to contribute with Argentine public hospitals, especially those providing health care to children. Through different sports and musical actions, such as the organization of concerts and sponsorships, during 2006, the program channelled donations to five public institutions to provide for medical care equipment and to carry out infrastructure works.

By way of program closing, in 2006, the Company released a CD with unedited songs by Alejandro Lerner which is sold among employees and at Petrobras gas stations. All funds raised from the sale of this CD shall be allocated to Fundación Garrahan.

A Better Education, a Better Job

Petrobras Energía is convinced that education has a leading role in the country's growth. In a labor context with high unemployment rates, statistics show that training is key to get a job. Therefore, the Company developed the Programa Petrobras Educar para Trabajar which offers free of charge training in highly-demanded jobs to youths between 18 and 24 years old.

Through a work coordinated with the Culture and Education Department of the Province of Buenos Aires and the Universidad Tecnológica Nacional (UTN),Delta Regional School, in 2006, the Company developed this educational proposal concurrently in the cities of Bahía Blanca, Cañuelas, Zárate, Campana and Avellaneda. 15 workshops were held there with an average course load of 250 hours, on electricity, welding, industrial health and safety, the use of tools and maintenance of buildings, among other issues. Courses, which are officially recognized, involved 15 teachers, five tutors and over 200 youths.

Programs in Alliance

The Company knows that a responsible company may not ignore the communities where it operates. Therefore, to take advantage of networking synergies during 2006 Petrobras Energía entered into medium term alliances with organizations, institutions and non-government organizations. Thus, it favored social inclusion and integration, especially of less favored children, teenagers and youths, with programas such as Diver-Diverso.

Vení a jugar

To favor social inclusion through sport, Petrobras Energía, together with Asociación Argentina de Tenis Adaptado (AATA) and the organization La Usina, developed the Diver-Diverso program: Vení a jugar. This initiative consists in the organization of open and free of charge adapted tennis workshops for any community person, disabled or not.

During 2006, the program reached highly attended public spaces in Rosario, San Lorenzo, Avellaneda, Zárate and Campana and the area of Puerto Madero, in Buenos Aires.

Community Promotion Plans

Petrobras Energía is aware that a strong company only grows if it becomes a growth factor. Therefore, in each of the communities within its area of influence, it develops social actions to improve the quality of life of the inhabitants.

The Company does this through its business units. Each of them has its own strategy to support the community, in accordance with the needs and relations established with the people and institutions of the place.

One of these community promotion plans is the Mobile Pediatric Unit (UPM), which Petrobras Energía has supported since 2004 in the area of Zárate and Campana. The UPM of the Ronald McDonald House and the Hospital Universitario Austral provide primary medical care and dental prevention free of charge to children and youths up to 15 years old. During 2006, always in coordination with the Secretary of Health at each place, the plan also reached other cities where Petrobras Energía has plants, such as Avellaneda and Cañuelas.

Plans in Mexico and Venezuela

Petrobras Energía also develops corporate social responsibility plans in other countries where it does business. In Mexico, for instance, it develops several activities -all of them under the multiple service agreement entered into with Petróleos Mexicanos- which aim at preserving the environment and improving welfare levels and the quality of life of the communities close to its facilities.

Some of these actions in 2006 include:

* The construction of the parking lot and the perimeter fence in the community Health Center at General Bravo.

* Remodelling of the primary school "General Nicolás Bravo" in the same city.

* Celebration of the World Environment Day for Children, which included visits to schools in the community Esquina del Potrero. The goal: to teach children the importance of environmental care, techniques for waste separation and the ways to care for water.

* The technical conference on defensive driving techniques for female employees, wives and daughters of employees and contractors and other guests. The goal of this conference was to make attendants aware of the risks that may arise in a vehicle and on the importance of car accident prevention and the correct use of safety measures.

In Venezuela, on the other hand, Petrobras Energía directly launched several programs throughout the first half of 2006 (from then on, these programs continued though being implemented through mixed-owned companies according to the new Hydrocarbons Law). They were intended to generate a threefold value: social, economic and environmental.

Social-wise, where the Company aims at improving the community's education and health, it developed the following projects:

* Professionalization of executives and teachers: this included the training of the staff working at community schools, located in the area of Oriente, for them to build Community Educational Projects.

* Access to Health: Following an alliance entered into by Petrobras and Saludanz, over 350 persons could receive medical care in an ambulatory office which went through the different cities in the states of Anzoátegui and Monagas to promote self-care, prevention and health care.

In the economic arena, Petrobras Energía supported the development of environmental and agribusiness microcompanies. In the first case, it aimed at developing ventures manufacturing agribusiness sub products such as honey, yucca and cashew apple [merey], among others, to improve family income and savings in communities within its area of influence. In the second case, the Company promoted socially responsible microcompanies in the areas of production, sewing and maintenance of forests also to improve the diversification of family income and savings in communities within its area of influence.

In the environmental sector, Petrobras Argentina promoted the following projects: Forest Plantations (“Viveros forestales”) and Water for Life (“Agua para la vida”) which were intended to improve the environmental conditions of inhabitants of the communities of Miss Aida, La Colmena, Morichalote, La Josefina, Potosí, Oritupano and Las Gaviotas in the Oritupano-Leona sector of the states of Anzoátegui and Monagas.

Analysis of the Consolidated Results of Operations

Pursuant to the procedure set forth by Technical Resolution No. 21 of the Argentine Federation of Professional Associations of Economic Sciences ("FACPCE"), the Company has consolidated its financial statements line by line with the relevant financial statements of those companies where it holds corporate control and the joint control thereof. A joint control event is construed to exist when all the members or else those holding the majority of votes, pursuant to written agreements, have resolved to share decision making on operationing and financial policies of a company.

In the consolidation of the companies where it holds corporate control, the investment amounts in the controlled company and the share in its results and cash flows are replaced by the aggregate assets, liabilities, results and cash flows of the controlled company, reflecting separately the minority share of third parties in controlled companies. Credits and debts and the transactions among members of the consolidated group are eliminated in consolidation. The results from transactions among members of the consolidated group not disclosed to third parties are fully eliminated.

In the consolidation of companies where it holds joint control, the amounts of the investment in the company under joint control and the share in its results and cash flows are replaced by the proportion corresponding to the Company according to its shareholding in its assets, liabilities, results and cash flows. Credits and debts and transactions among members of the consolidated group and companies under joint control are eliminated from the consolidation in proportion to the Company's shareholding.

Shareholdings in Distrilec Inversora S.A. ("Distrilec"), Compañía de Inversiones de Energía S.A. ("CIESA") and Compañía Inversora en Transmisión Eléctrica Citelec S.A. ("Citelec") qualify under the classification of companies under joint control. The Company did not proportionally consolidate line by line the assets, liabilities, results and cash flows of the shareholding in Citelec S.A. by reason of the commitment to divest such share assumed by Petrobras Energía S.A. upon approval of the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petróleo Brasileiro S.A. - PETROBRAS ("Petrobras").

Although the Company consolidates in its financial statements the relevant information of CIESA and Distrilec, the Company's Management reviews the handling of its business without considering the consolidation of results, the financial position and the cash flows of such companies. As a result, and consistently with the internal view of business management, the review included below is made on the basis of the Company's consolidated results without considering the effects of the proportional consolidation of CIESA and Distrilec and, therefore, is not directly comparable to the information reported in the Company's financial statements.

Introduction

1. Argentine Economic Situation

Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including the Company.  Specifically, the Company has been affected and might be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, business regulations, tax regulations and in general by the political, social and economic environment in the country.

a) Peso Devaluation

As of December 31, 2006, the peso-US dollar exchange rate was Ps.3.07 per US dollar compared to Ps. 3.03 and Ps. 2.98 per US dollar as of December 31, 2005 and 2004, respectively.

Almost all of the Company's financial debt, as well as a significant portion of the debt of its related companies, is denominated in US dollars, which exposes the Company to exchange risks. The diversification of the Company's business, with operations abroad whose flow is primarily denominated in US dollars and commodities whose prices are sensitive to US dollar changes, provides a hedge to the Peso-US exchange exposure. Exchange differences related to the Company's indebtedness portion denominated in foreign currency designated as hedge of the net investment abroad are not directly charged to results but to the item "Deferred Results" within the Stockholders' Equity, to which results for conversion of operations abroad are also charged.

With the accounting considerations stated, the exchange differences determined for fiscal years 2006 and 2005 losses for Ps.6 million and Ps.11 million, respectively.

b) Inflation

Pursuant to professional accounting standards in force in Argentina, it is the FACPCE's jurisdiction to permanently assess the existence or not of an inflation or deflation context.

In March 2003, as a result of the Argentine economy's stabilization, after the marked instability evidenced throughout 2002, the CNV, through its General Resolution No. 441, provided that as from March 1, 2003, financial statements had to be stated in nominal currency.

Since 2004, price indices have evidenced clear signs of acceleration encouraged by the pace of economic growth. The consumer price index increased by 9.8% in 2006, 12.3% in 2005 and 6.1% in 2004 while the wholesale price index went up by 7.1% in 2006, 10.8% in 2005 and 7.9% in 2004. Historically, the Argentine economy has experienced significant volatility, featured by periods with high inflation levels.

If application of the adjustment for inflation were resumed, financial statements should be stated in constant currency.

In the past, inflation significantly undermined the development of Argentine economy and the Argentine Government's capacity to create conditions allowing growth. While currently inflation rates remain within reasonable parameters, the Company may give no assurance that this situation will persist in the future. Inflation prevailing in Argentina, without the due pass through to the prices of products sold by the Company in the domestic market could have a negative effect on the results of operations and the financial position of the Company.

c) Situation of interest in public utility companies

The new macroeconomic scenario after enactment of the Public Emergency Law impacted the economic and financial balance of utility companies in Argentina.  The combined effect of (1) the devaluation of the peso, (2) the pesification of tariffs at a rate of Ps.1.00 to US$1.00 basis and (3) financial debts primarily denominated in foreign currency, adversely affected utility companies’ financial position, results of operations and the ability to satisfy certain loan agreement provisions.

In light of the adverse conditions faced by utility companies during 2002, CIESA, TGS, and Transener defaulted on their financial debt.  TGS and Transener restructured their financial debt through restructuring proposals, which were accepted by about 99.8% and 98.8% of the related creditors, respectively.  In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The consummation of the restructuring is subject to certain regulatory approvals.  Until a successful restructuring of this debt, substantial doubt will remain surrounding the ability of CIESA to continue operating as a going concern.

The Public Emergency Law pesified tariffs for public utility services at a Ps. $1=US$1 parity and prohibited the increase of these tariffs based on indexation factors.  In addition, the Argentine Federal Executive Branch was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: i) impact of tariffs on economic competitiveness and on income distribution; ii) quality of services to be provided and/or the capital expenditure programs provided for in the contracts; iii) interest of customers and accessibility to the services; iv) the safety of the systems; and v) the companies’ profitability.

On February 12, 2002, the Argentine Federal Executive Branch enacted Decree No. 293/02 whereby the Ministry of Economy was entrusted the power to renegotiate contracts with public utility companies. In July 2003, the UNIREN (“Utilities Contract Renegotiation and Analysis Committee”) under the joint jurisdiction of the Ministry of Economy and Production and the Ministry Federal Planning, Public Investment and Services. The UNIREN's mission is, among other purposes, to provide assistance in the utility renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.

UNIREN is currently renegotiating the contracts with our affiliates Edesur, TGS and Transener. These discussions are in different stages, and some of our affiliates have stated that UNIREN’s latest proposals were not sufficient.

We are unable to predict the future development of the renegotiation process involving rates and concession contracts or the impact it may have on the results of operations or the financial position of those companies.

d) Price Stabilization and Supply

For the purpose of lessening inflationary pressures caused by the sharp devaluation of the peso in 2002, the Argentine government issued a set of regulations aimed at controlling the increase in prices payable by the final customer.  These regulations have focused particularly on the energy sector.

- Gas

In February 2004, the Argentine government, through Decree No.181/04, mandated the creation of a plan for the recovery of natural gas prices, following the freezing provided for by the Public Emergency Law, which did not allow to increase gas price in the domestic market.  In April 2004, the Company, along with the remaining gas producers, entered into an agreement with the Argentine government, which provides for a schedule of gradual increases in gas prices in the domestic market that would culminate in complete deregulation of the wellhead price of natural gas by 2007.  As from September 1, 2005, wellhead prices have been deregulated for sales to electricity generation companies and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations only for such gas surplus spot transactions. The aforementioned agreement included minimum volumes  which the gas producers had to supply to the domestic market. In January 2007, through Resolution 1886, the Secretary of Energy ratified that hydrocarbon exports are subject to an adequate satisfaction of domestic needs and that sales abroad should be authorized on a case-by-case basis by the Executive Branch, with the Secretary of Energy being authorized to approve or reject export applications.

During 2006, the Secretary of Energy requested from producers the redirection of export gas for supply of thermal power plants and gas distributors. Such measure has restricted the total volume of exported gas by approximately an average of 109 thousand cubic meters per day from the Austral Basin and 230 thousand cubic meters from the Neuquén Basin, which prevented the Company from fully benefiting from the higher margins offered by export prices.

Under long term gas supply agreements entered into during 2006 between the governments of Argentina and Bolivia, whereby a gas price was initially established of 5 US$/MMBtu, adjustable based on a formula which will follow the international values of gas and sub products, gas import became the responsibility of ENARSA, with the Company, as a result, having to assign to this company the gas import agreement entered into with Bolivia. At present, the Company is agreeing with ENARSA on the terms of the new natural gas supply agreement. In order that this increase does not impact on domestic consumers, the Argentine Government mandated the pass through of the increased import gas price to exports so that withholdings on exports of gas rose by 45% over the gas import price from Bolivia. The Company is holding negotiations with foreign customers relative to the absorption of the increased withholdings.

- Hydrocarbons

With a view to discouraging exports and securing domestic supply, on March 1, 2002, the Argentine Government imposed, for a five-year term, a 20% tax on exports of crude oil and a 5% tax on exports of certain oil products.  In May 2004, the tax on exports of crude oil and LPG increased to 25% and 20%, respectively, and a 20% tax was levied on exports of natural gas.  Effective August 4, 2004, the Argentine government further increased taxes on exports of crude oil by 25% when the price per barrel is US$32 or lower and applied additional incremental taxes ranging between 3% and 20% when the price per barrel of oil ranges between US$32.01 and US$45, with a cap set at 45% when the price exceeds US$45.

As from October 2004, hydrocarbon producing and refining companies freely negotiate the crude oil price considering the price of its international parity as a reference.

This tax regime has adversely affected the profitability of our upstream operations and has prevented the Company from fully benefiting from the significant increases in international oil prices

- Downstream margins

The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that have affected the sector’s prices and profitability, and these changes have had and may continue to have an adverse effect on the results of the Company's operations.

Downstream margins have significantly declined since the enactment of the Public Emergency Law.  As part of its effort to control inflation, the Argentine government has limited the increase in prices of gasoline and diesel oil at the retail level in the domestic market that would have resulted from (1) higher costs due to increases in WTI prices, (2) the peso devaluation and (3) domestic inflation.

In 2006, the Argentine Government exercised more pressure in the fuel market, especially on diesel oil. It sought to stabilize domestic prices of fuels and to secure the total supply of the domestic market with a series of rules and resolutions. In 2006 the domestic market grew for the fourth consecutive year, thus leaving behind a four year declining period which began in 1999.  Total sales volumes went up by 7% and 8% in 2006 and 2005, respectively. In terms of supply, refining units in Argentina are operating at levels very close to the maximum installed capacity. The lack of elasticity in supply could bring along temporary lack of supply. In order to prevent the described situation from hindering the evolution of the Argentine economy, refining companies have taken several actions to satisfy the growing diesel oil demand, including the import of the product. Additionally, Resolution 25 of the Secretary of Domestic Trade was published in October 2006. This resolution binds refining companies to cover the full diesel oil demand in the market, with a minimum established in the previous year demand plus an estimated market variation. To fulfill this resolution, Petrobras Energía imported 85 thousand cubic meters of diesel oil in the year.

Considering the gap between import and retail prices and the impossibility to pass them through to the prices to consumers, the import of gas results in the determination of significant losses. In particular, in fiscal years 2006 and 2005, the Company recognized losses for Ps. 38 million and Ps. 82 million in connection with import transactions. In the future, depending on the productive capacity of the Company's power plants and the real market growth, application of Resolution 25 could impose the need to import diesel oil volumes with the consequent adverse effect on the results of operations.

- Electricity Generation

Following the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market, or WEM, and set a price cap for gas supplied for electric power generation.  This had the impact of fixing the price for energy sold in the spot market and causing generators to set prices based on the price of natural gas, regardless of the fuel actually used in generation activities. This regulatory change implied a deviation from the marginal cost system previously applied.

As a result of the Argentine government’s measures, electricity prices failed to reflect total generation costs adequately.  This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented Compañía Administradora del Mercado Eléctrico S.A., or CAMMESA from settling accounts with market agents.  In an effort to restore the Stabilization Fund, the Argentine government first made successive contributions to the fund and subsequently reinstated seasonal adjustments for certain periods, recognizing increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices.

In order to replenish the Stabilization Fund, the Secretary of Energy created an investment fund called "Fondo para las Inversiones Necesarias que permitan incrementar la oferta de energía eléctrica en el Mercado Eléctrico Mayorista" (FONINVEMEM) [Fund for Investments Required to Increase the Electric Power Supply in the Wholesale Electricity Market].  This fund encouraged WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. The Secretary of Energy invited WEM agents to participate in these investments by contributing outstanding credit balances against CAMMESA resulting from the spread between sale prices and generation variable costs, and determined that non-participating agents would only receive payment on any such credits as from the date on which the generators constructed with FONINVEMEM’s resources provide sufficient funds.  The Company participated with 65% of the credit balances recorded for the 2004-2006 period with respect to this spread.  Total credit balances contributed as of December 31, 2006 amounted to US$41 million.

On October 17, 2005, and under the terms of Resolution No. 1.193 issued by the Secretary of Energy, Petrobras Energía, together with other WEM creditors, formally announced their decision to participate in the construction, operation and maintenance of two plants, of at least 800 megawatts each. Under the estimated schedule the open cycle should become operational by the first half of 2008 and complete combined cycles are estimated to come on line by the end of that year. The estimated cost for construction of both plants would be approximately US$1,080 million, which will be funded by approximately 48% with the contributions made to FONINVEMEM and the remaining balance with an additional charge to demand.

To purchase units and construct, operate and maintain the power plants, two trusts were created within CAMMESA. The funds corresponding to FONINVEMEM and the specific charge shall be deposited in the trusts. Purchase of units, construction, operation and maintenance of each power plant shall be the responsibility of the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act for the account of the relevant Trusts. These power plants shall enter into a 10-year agreement for supply of electric power with CAMMESA for 80% of the generated energy, with a price allowing them to cover all their costs and payment of FONINVEMEM settlements, with the companies having the power to freely dispose of the remaining 20% of the generated energy. Upon expiration of the supply agreement, the ownership of the assets in trust shall be passed over to generation companies.

Petrobras Energía has a share in both companies of about 8%. Petrobras Energía, as well as the other WEM creditors, shall recover the contributed funds, converted to US$ and adjusted at libor + 1% p.a. in 120 monthly installments with the funds received by the trusts during the effective term of the agreement for supply of electric power entered into with CAMMESA.

In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretary of Energy committed to approving successive seasonal price increases to reach values covering at least total monomic costs by November 2006. However, this was not seen in practice and prices established still fail to represent the costs actually incurred in generation. In addition, once the market returns to normal conditions with the start of commercial operation of the additional capacity contributed by FONINVEMEM, the Secretary of Energy undertook to compensate energy with the marginal cost of the system established in the spot market and capacity with values in US dollars prior to the enactment of the Public Emergency Law.

e) Recoverability of Assets

Tax loss: As of December 31, 2003, Petrobras Energía recorded a Ps.1,397 million allowance on loss carryforwards.  Considering the Argentine economic situation, the uncertainties related to recovery from the 2002 crisis, and particularly exposure of the Company’s results to fluctuations in the Argentine economy and actions taken by the Argentine government, the recoverability of such tax loss carry forwards remained uncertain at December 31, 2003.

As of December 31, 2005 and 2004, taking into consideration profitability expectations in connection with Petrobras Energía’s business plan, Petrobras Energía partially reversed this allowance and recorded Ps.197 million and Ps.268 million gains in 2005 and 2004, respectively.  These reversals were due, among other key factors, to expectations of high and sustained prices for commodities, the recovery of the Argentine economy, the relative stability of and expectations for the main macroeconomic variables in Argentina and measures taken by the Argentine government in connection with the recovery of energy and gas prices.  As of December 31, 2006, Petrobras Energía maintained a Ps.754 million allowance for tax loss carryforwards, which can be primarily used until the fiscal year ending December 31, 2007.

Minimum presumed income tax credit: As of December 31, 2004, Petrobras Energía recorded a Ps.72 million allowance on credits paid as a minimum presumed income tax from 1998 to 2002, considering the uncertainty with respect to our ability to use amounts paid under alternative minimum tax rules for the reduction of our future income taxes.

The minimum presumed income tax is complementary to the income tax, since, while the latter is levied on the taxable income for the year, the former represents a minimum tax on potential income on certain assets at a 1% rate.  Therefore, Petrobras Energía’s tax liability will be the higher of both taxes.  However, if the taxpayer’s liability under the minimum presumed income tax exceeds its liability under the income tax for a given year, the amount in excess may be credited against any income tax payment over the minimum presumed income tax during the following ten fiscal years.

As of December 31, 2005, since the Company's management believed that it was highly probable that those payments would be used within the statute of limitations period, the relevant allowance was reversed, accounting for a Ps.45 million gain (attributable to the discounted value of such payments).

Gas areas in Argentina: Taking into account the regulatory changes introduced by the Argentine Government with a view to restoring profitability in the gas business, including the creation of the price path which provided for the gas price recovery in 2007, the Company recorded a Ps.44 million gain from the reversal of previously recorded allowances on the recoverability of investments in gas areas, as of December 31, 2005.

In addition, as of December 2005, as a result of the reserve drop mainly caused by the technical revision of on-going projects, the Company adjusted the book value of certain oil and gas assets to their relevant recoverable value, recognizing a Ps.132 million loss.

2) Migration of Operating Agreements in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) instructed Petróleos de Venezuela S.A. (PDVSA) to review the 32 operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997, including agreements signed with Petrobras Energía, through their controlled and affiliated companies in Venezuela to develop the Areas of Oritupano Leona, La Concepción, Acema and Mata.  The instruction given by MEP established that PDVSA should take all required actions to convert the operating agreements into mixed-owned companies where the Venezuelan Government, through PDVSA, would be entitled to more than 50% ownership.

During 2005, through different actions, PDVSA exercised pressure on the effective operating agreements as a way to promote migration. Among others: (a) PDVSA approved a reduced amount of development investments for the Oritupano Leona area; (b) the SENIAT (National Integrated Tax Administration Service) performed several tax inspections on the companies that operate the 32 oil operating contracts and, as a result, challenged prior tax filings.  As of December 31, 2006 and 2005, the Company booked Ps.18 million and Ps.54 million losses; and (c) the applicable income tax rate was increased from 34% to 50%.

On September 29, 2005 and prior to the adjustment of operating agreement to the new business scheme, Petrobras Energía, through its controlled and affiliated companies in Venezuela, signed provisional agreements with PDVSA, whereby it agreed to negotiate the terms and conditions of the conversion of the operating agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata into mixed-owned companies. The Provisional Agreement for the Oritupano Leona Area was signed on condition of its prior approval by the Annual Shareholders' Meeting of Petrobras Energía S.A. and by a Special Shareholders' Meeting of Petrobras Energía Participaciones S.A., which made favorable resolutions in such regard.

In March 2006, Petrobras Energía, through its controlled and affiliated companies in Venezuela, entered with PDVSA and Corporación Venezolana de Petróleo S.A. (CVP) into memorandums of understanding (MOUs) in order to effect the migration of the operating agreements. Through the aforementioned MOUs, it was established that private investors would hold a 40% share in these mixed-owned companies, with the Venezuelan Government being entitled to a 60% ownership interest. As a result, the direct and indirect interests of Petrobras Energía in the mixed-owned companies that would operate the areas of Oritupano Leona, La Concepción, Acema and Mata would be 22%, 36%, 34.5% and 34.5%, respectively. In addition, CVP would recognize a divisible and transferable credit in favor of the private companies that would be part of mixed-owned companies, for US$88.5 million by way of Petrobras Energía share, which would accrue no interest and could be used for payment of acquisition bonds under any new mixed-owned company project for the development of oil exploration and production activities or licenses for the development of gas exploration and production operations in Venezuela. The aforementioned credit was subject to the compliance with certain conditions including the execution of the agreements for the conversion of mixed-owned companies, the creation and registration of the companies with the Public Registry of Commerce of Venezuela and the publication of the decree transferring the development areas to mixed-owned companies.

In August 2006, the relevant agreements were signed for conversion of the Oritupano Leona, La Concepción, Acema and Mata areas, which were consistent with the terms agreed in the aforementioned MOUs. Subsequently, the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela. As of the date of these financial statements, the Venezuelan Executive Branch issued the decrees transferring the rights for the first companies and the respective shareholders made their capital contributions, as required.

The MOUs established that the economic impact of the migration become effective on April 1, 2006. Since this date and until the mixed companies are operational, the operations of the consortia have been conducted and financed by Petrobras Energía Venezuela and the other members of the consortiums, under the supervision of a provisional executive committee formed mostly by PDVSA representatives.

Due to the corporate and governance structure defined for the mixed companies, as from April 1, 2006, the Company discontinued the line-by-line consolidation of assets, liabilities, results and cash flows of the aforementioned operations, presenting related net assets and results in the lines of non-current investments and investment results, respectively.

As of December 31, 2005, in view of the new operating conditions contemplated following the conversion of the agreements, the Company adjusted the carrying value of the assets in Venezuela to their estimated recoverable value, recording allowances for a total Ps.424 million. Of this amount, Ps. 255 million related to property, plant and equipment, Ps.110 million to deferred tax assets, and Ps.59 million to non-current investments.

As of December 31, 2006, the Company estimated the results of the mixed-owned companies based on the best available information. As of such date, investments in mixed companies in Venezuela are stated net of an impairment allowance of 186 to adjust their book value to their estimated recoverable cost. In addition and, since as of December 31, 2006, the conditions to which its recognition by PDVSA was subordinated have been complied with, the Company accounted for the divisible and transferable credit assigned to it upon execution of the conversion agreements. Such credit, net of an allowance for impairment of 92 to adjust it book value to its estimated recoverable cost, totals 180. Consummation of certain estimates depends on future events, some of which are beyond the Company's direct control. The registrations made pursuant to the events described could eventually differ from those resulting once such events are defined.

3) Commodity Prices

The Company's results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and by-product prices.

During fiscal 2006, oil prices recorded rampant levels, reaching nominal records close to US$80 per barrel, to then slow down as from September and stabilize around US$60 per bbl. The WTI closed at US$60.8 per barrel, averaging during the year US$66 per barrel (US$61.1 per barrel and US$56.6 per barrel, respectively in 2005).

In line with our business integration strategy, the Company manages price risks with focus on measuring our net risk exposure and monitoring the risks that affect our overall portfolio of assets.  Within this policy, the Company’s management regularly evaluates the possibility of using derivative instruments to hedge the exposure to commodity prices.  In Argentina, as the Company grows as an integrated energy company and assigns a greater portion of its crude oil production to processing at the Company’s own refineries, the Company's exposure to fluctuations in the price of crude oil is reduced and a risk profile that is increasingly tied to the price of oil products is created.

4) Oil and gas production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 34% in the 2001-2005 five-year period.

In 2006, oil production in Argentina declined for the ninth year in a row, though to a lesser extent than in previous years. Considering accumulated values for the first eleven months of 2006, oil production reached 660,000 barrels per day, an approximate shrinkage of 1% over 2005.

In this context, the Company's oil and gas reserves in Argentina declined 7% in 2006.  During the same year, an increase was recorded in production equal to approximately 3% as compared to last year.

The Company's business plan provides for major exploratory investments in Argentina, both onshore and offshore.  Due to risks inherent in exploration activities, the Company’s Management cannot assure that this downward trend in its reserves in Argentina can be reversed in the future.

5) Operations in Ecuador

Block 31

Block 31 is mostly located in the Yasuní National Park, a highly ecologically sensitive area in the Amazon region of Ecuador (an area included in the National Heritage of Natural Areas and Protective Woods and Vegetation).

In August 2004, the Ecuadorian Ministry of the Environment approved the Environmental Management Plan in connection with the Project for the Development and Production of Block 31 and granted an environmental license in connection with the Nenke and Apaika fields for the construction stage of the project.  In addition, in August 2004, the Ministry of Energy and Mines approved the development plan for Block 31, representing the start of the 20-year exploitation term. The concession contract of Block 31 provides for the free availability of the crude oil produced.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní), and denied the temporary passage through such river and entry to Parque Nacional Yasuní.  A defense appeal was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the ban on the entry to Parque Nacional Yasuní, which was dismissed in first instance and appealed before the Constitutional Court with no decision being made by it as of the date of issue of these financial statements. Concurrently with the filing and settlement of the aforementioned remedies, Petrobras Energía Ecuador submitted to the Ministry of the Environment and to the Ministry of Energy and Mines changes to the plan for development of Block 31 and a new environmental impact assessment which were approved in December 2006. As of the date of issue of these financial statements, the granting of a new environmental license is in progress. Such license will allow the restart of the works for development of the block.

Crude oil transportation agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

Regarding the exploitation of Blocks 31 and 18, the Company entered into an agreement with OCP, whereby an oil transportation capacity of 80,000 barrels per day is secured for a 15-year term, starting November 10, 2003.  Under the “ship or pay” transportation agreement clause, the Company must fulfill our ship or pay contractual obligations for the aggregate oil volume committed, even though no crude oil is transported, and pay, as well as all other producers, a fee covering OCP operating costs and financial services.  As of December 31, 2006, this fee amounted to US$2.27 per barrel.  Costs in connection with the transportation capacity are invoiced by OCP and charged to expenses on a monthly basis.

The Company expects that during the effective term of the "Ship or Pay" transportation agreement, oil production will be lower than the aggregate transportation capacity committed.  This assumption is based on: estimated delays in the development of Block 31 and the current reserve potentiality in Block 31.  Considering this situation and with a view to mitigating derived effects, the Company has sought the negotiation of contracted transportation capacity volumes. As of December 31, 2006, the Company sold a transportation capacity of about 8,000 barrels of oil for the July 2004/December 2012 period and of 16,000 barrels per day of oil for a two-year period as from December 2006. The incidence of the net shortfall is considered in order to review the recoverability of assets in Ecuador.

Tax credits derived from operations

In August 2001, the Ecuadorian Tax Authority (SRI) notified that it would not refund the credit on the Value Added Tax (VAT) paid for the import and domestic purchase of goods and services required for the production of hydrocarbons intended for export, for undertaking that this item was considered at the time of determining the sharing of oil production. Such resolution was challenged in the Tax Court, with no decision having been made for the time being. On August 11, 2004, Ecuador's National Congress enacted a law on the VAT establishing that the refund of such tax does not apply to oil activities. By reason of the degree of uncertainty related to the recoverability assessment of VAT credits, as of December 31, 2005, the Company maintained an allowance of Ps. 88 million.

On December 12, 2006, Ecuadortlc S.A. signed a Memorandum of Agreement with the authorities of SRI, the Attorney General's Office and Petroecuador for the assessment and settlement of VAT paid upon purchase of goods and services related to hydrocarbon exploration and exploitation in Block 18. Thereunder, the parties agreed on the bases for refund of credits accrued in the July 1999-May 2005 period so Ecuadortlc S.A. shall be entitled to a refund of US$8 million. It was resolved that the same recognition criterion will be used to assess the refund of subsequent credits accumulated until the closing date, for which the Company estimates a US$12 million recovery. This criterion will be valid until the time when the parties renegotiate their share in the production of the block by application of such tax.

Since as of the date of issue of these financial statements, the Company has begun no similar negotiations in connection with the refund of the VAT credit corresponding to Block 31, and despite considering that this right attaches  to it, either by way of payment by SRI or by renegotiating its share in oil production, because when the share in the block was established, the export of goods and the rendering of services were not subject to VAT, as of December 31, 2006, the Company maintains an allowance on such credits for Ps.46 million.

Law Amending the Hydrocarbon Law in Ecuador

In April 2006, the Ecuadorian Government approved the Law Amending the Hydrocarbon Law whereby the Government is recognized a share of at least 50% in the extraordinary income from increases in the sales price of Ecuadorian crude oil (FOB actual monthly average sales price) over the monthly sales average of such crude oil at the time of executing the relevant agreements, stated in constant values prevailing in the month when settlement takes place. In July 2006, the relevant regulation of the law was published and Ecuadortlc S.A. and Petroecuador submitted their objections. To put an end to this uncertainty and taking into account the requests by Ecuadortlc S.A., Petroecuador requested that the Attorney General pass a resolution. On October 12, 2006, Ecuadortlc S.A. was informed of the Opinion by the Attorney General which exempted from the scope of application of the new law the income from Palo Azul field, for construing that the referred-to development agreement actually contains contract provisions under which the Ecuadorian Government has a share of more than 50% in benefits. However, in January 2007, Petroecuador submitted to Ecuadortlc S.A. the resettlement of the application of the aforementioned Law in favor of the Government for US$26 million from April 2006 to December 2006.  In their counsel's opinion, Ecuadortlc S.A. has legal grounds to consider that such claim is not relevant. Despite considering that this right attaches to it, as of December 31, 2006, Ecuadortlc S.A. maintains an allowance of 37 on the credit corresponding to payment of the settlements made to Petroecuador prior to the Opinion by the Attorney General, the recovery of which has been requested by Ecuadortlc S.A.

Preliminary Agreement with Teikoku Co. Ltd. - Teikoku

In January 2005, the Company entered into a preliminary agreement with Teikoku, whereby after obtaining approval and authorization from the Ministry of Energy and Mines of Ecuador, the Company shall assign 40% of the rights and obligations resulting from Blocks 18 and 31 participation agreements. In addition, the parties agree that, when the production in Block 31 reaches an average of 10,000 barrels per day within a period of 30 calendar days, Teikoku shall assume payment of 40% of the cured oil transportation agreement with OCP. In the transition, and until the aforementioned condition occurs, only effective among the parties and subject to the agreed upon conditions, Teikoku shall timely make a one-time payment for an additional 20% of the agreement for the shorter of the following periods: (a) July 1, 2006 until Block 31 reaches the aforementioned production level, or (b) the consecutive 18 months prior to such production level. On January 11, 2007, the agreement was approved by the Ministry of Mines of Ecuador.

6) Operations in Bolivia

As from May 19, 2005, the New Hydrocarbons Law No. 3.058 became effective, which repeals the former Hydrocarbons Law No. 1689 dated April 30, 1996. The currently effective law establishes, among other things, a greater tax load for sector companies through an 18% royalty percentage and a 32% Direct Tax on Hydrocarbons (IDH) to be directly applied on 100% of the production, which shall be added to the taxes in force through Law No. 843. In May 2006, the Government of Bolivia enacted Supreme Decree No. 28.701 which provides that as from May 1, 2006, hydrocarbons are nationalized in Bolivia.

The aforesaid decree provides that, as from May 1, 2006, oil companies must deliver to YPFB the whole property of the hydrocarbon production for sale. Oil companies shall have a 180-day transition period to enter into new agreement, which must be authorized and approved individually by the Bolivian Congress. The Ministry of Hydrocarbons and Mines would determine, on a case-by-case basis, the share corresponding to oil companies through audits on investments, operating costs and profitability indicators. The current distribution of the oil and gas production value would be maintained during the transition period in the case of fields such as Field Colpa Caranda which had certified an average natural gas production for 2005 lower than 100 million cubic feet per day.

In Bolivia, under the terms and conditions of the agreement entered into in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos "YPFB", which was approved by the Legislative Branch on November 28, 2006 and was passed on January 11, 2007, the branch of Petrobras Energía executed, on behalf of YPFB, with its own means and for its exclusive account, exploration and production activities within the Colpa Caranda area. The agreement states that YPFB is the owner of the hydrocarbons, it shall pay royalties and the direct tax on hydrocarbons, which on aggregate amount to 50% of the valued production based on sales prices, and it shall apply the remaining value first to the payment of 80% of the costs and depreciation of investments associated with development and exploitation of the branch of Petrobras Energía and the balance shall be shared by YPFB and the branch of Petrobras Energía based on an index resulting from considering, among other elements, production volumes, the pace of depreciation, prices and paid taxes.

 In addition, Decree No. 28.701 provided that the Bolivian Government shall recover its full share in all the production chain of the hydrocarbon sector. To such effect, such shares as are required for YPFB to control at least 50% plus 1 share of a set of companies, among others, Petrobras Bolivia Refinación S.A., shall be nationalized. Such share transfer shall be made when both parties agree on the value of the economic compensation that YPFB shall pay to the Company and certain corporate and legal premises are complied with. The Company's Management does not have sufficient information to anticipate the effects, if any, of the new business scenario arising from the new law.

7) Tax benefits regarding Innova operations – FUNDOPEM

The Company, through Innova’s operations in Brazil, enjoys a tax benefit pursuant to an incentive program granted by the state of Rio Grande do Sul, in Brazil, for companies located in that state.  The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax) until 2007.

Under this program, the Company recorded Ps.46 million and Ps.42 million gains in 2006 and 2005, respectively.

In 2006, Innova started construction of a new ethylbenzene plant.  This new plant is expected to meet the legal requirements necessary to extend qualification for the tax benefit until 2015.

Analysis of Consolidated Results of Operations

The table below presents the Company’s results of operations for fiscal years ended December 31, 2006 and 2005 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of companies under joint control. To such effect, our proportional interest in the results of companies under joint control is shown under “Equity in Earnings of Affiliates”.

Net income: Net income for 2006 fiscal year increased P$335 million, or 46%, to P$1,064 million from P$729 million in 2005.

Net sales: Net sales increased P$1,090 million or 10.2% to P$11,745 million from P$10,655 million in 2005. Net sales for 2006 fiscal year include P$632 million and P$695 million attributable to our share of the net sales (net of intercompany sales of P$40 million) of CIESA and Distrilec, respectively.  Net sales for 2005 fiscal year include P$513 million and P$651 million attributable to our share of the net sales (net of intercompany sales of P$21 million) of CIESA and Distrilec, respectively.

Without proportional consolidation, net sales increased P$946 million, or 9.9%, to P$10,458 million in 2006 from P$9,512 million in 2005, boosted by the significant increase in the WTI and in the price for the main petrochemical and refined products.  Sales in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution, Hydrocarbon Marketing and Transportation and Electricity business segments (including intercompany sales) increased P$124 million, P$312 million, P$675 million, P$188 million and P$146 million, respectively.  Intercompany sales increased to P$2,650 million in 2006 from P$2,172 million in 2005.  Most of these sales were attributable to the Oil and Gas Exploration and Production and the Refining and Distribution and Hydrocarbon Marketing and Transportation business segments.

Gross profit: Gross profit decreased P$115 million, or 3.2%, to P$3,494 million from P$3,609 million.  Gross profit for 2006 includes P$312 million and P$101 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2005 includes P$243 million and P$97 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit declined P$188 million, or 5.8%, to P$3,081 million in 2006 from P$3,269 million in 2005.  This drop mainly stemmed from a decline in gross profit from the Refining and Distribution (P$291 million) and the Petrochemicals (P$70 million) business segments, partially offset by an increase in the Oil and Gas Exploration and Production (P$63 million) and Electricity (P$80 million) business segments.

Administrative and selling expenses:  Administrative and selling expenses increased P$153 million, or 16.3%, to P$1,094 million in 2006 from P$941 million in 2005.  Administrative and selling expenses for 2006 include P$23 million and P$94 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.  Administrative and selling expenses for 2005 include P$18 million and P$73 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$127 million, or 14.9%, to P$977 million in 2006 from P$850 million in 2005.

Exploration expenses:  Exploration expenses increased P$83 million to P$117 million in 2006 from P$34 million in 2005.

Other operating expense, net:  Other operating expense, net accounted for a P$135 million loss in 2006 compared to a P$329 million loss in 2005.  Other operating expense, net for 2006 includes losses of P$1 million and P$38 million attributable to our share of other operating expense, net of CIESA and Distrilec, respectively.  Other operating expense, net for 2005 includes losses of P$3 million and P$5 million, attributable to our share of other operating expense, net of CIESA and Distrilec, respectively.

Without proportional consolidation, other operating expense, net accounted for losses of P$96 million and P$321 million in 2006 and 2005, respectively.

Operating income:  Operating income declined P$157 million, or 6.8%, to P$2,148 million in 2006 from P$2,305 million in 2005.  Operating income for 2006 includes a P$288 million gain attributable to our share of the operating income of CIESA and a P$31 million loss attributable to our share of the operating income of  Distrilec.  Operating income for 2005 includes P$222 million and P$19 million gains attributable to our share of the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income decreased P$173 million, or 8.4%, to P$1,891 million in 2006 from P$2,064 million in 2005.  This decline was mainly attributable to the negative profitability of the downstream business.

Equity in earnings of affiliates:  Equity in earnings of affiliates decreased P$62 million, or 22.1%, to P$219 million in 2006 from P$281 million in 2005.  Without the proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates decreased P$62 million, or 19.7%, to P$253 million in 2006 from P$315 million in 2005.  See “Analysis of Equity in Earnings of Affiliates”.

Financial expense and holding losses: Financial expense and holding losses decreased P$393 million, or 43.7%, to P$506 million in 2006 from P$899 million in 2005.  Losses for 2006 include financial expenses of P$132 million and P$11 million attributable to our share of the financial expense and holding losses of CIESA and Distrilec, respectively.  Losses for 2005 include financial expenses of P$128 million and P$19 million attributable to our share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial expense and holding losses decreased P$389 million, or 51.7%, to P$363 million in 2006 from P$752 million in 2005.  The decline was primarily attributable to a P$295 million loss from derivative transactions, which finished in December 2005. In addition, this decrease also derived from the decline in interest expense 7,1 to P$379 in 2006 million from P$408 million in 2005, in line with the 4.6% reduction in average indebtedness, and increased results from the sale of securities, a P$48 million gain in 2006 compared to a P$4 million loss in 2005.

Other income (expenses), net: Other income (expenses), net totaled a P$93 million gain in 2006 compared to a P$459 million loss in 2005.  Other income (expenses), net include P$9 million and P$11 million losses attributable to our share of other income (expenses), net of Distrilec in 2006 and 2005, respectively.

Without proportional consolidation, other income (expenses), net accounted for a P$102 million in 2006 gain compared to a P$448 million loss in 2005.

Other income (expenses), net for 2006 mainly reflect:

- a P$85 million gain from the sale of oil areas in Argentina.

- a P$23 million gain from the reversal of an allowance on the investment in Citelec S.A.

- a P$10 million gain from the  reversal of an allowance on the investment in Hidroneuquén S.A.

- a P$18 million assessment by SENIAT – Venezuela.

- a P$6 million impairment charge on assets in Venezuela.

Other income (expenses), net for 2005 mainly reflect:

- a P$310 million impairment charge on assets in Venezuela.

- a P$88 million impairment charge on areas in Argentina.

- a P$54 million assessment by SENIAT – Venezuela.

Income Tax: Income tax charges for 2006 and 2005 accounted for P$465 million and P$211 million losses, respectively. The income tax for 2006 reflects P$6 million and P$6 million gains attributable to our share of the income tax of CIESA and Distrilec, respectively.  The income tax for 2005 reflects P$6 million and P$1 million gains attributable to our share of the income tax of CIESA and Distrilec, respectively.

Without proportional consolidation, income tax accounted for losses of P$477 million and P$218 million in 2006 and 2005, respectively.

Our income tax for 2005 includes a P$197 million gain from the reversal of previously created allowances for tax credits on tax loss carry forwards and a P$45 million gain from the reversal of allowance on credits paid as a minimum presumed income tax from 1998 to 2002. In addition, recoverability of the book value of assets in Venezuela was assessed and as a result, a P$110 million impairment charge on deferred tax assets was provided in 2005.

Excluding the effects mentioned above, income tax charge for 2006 increased to P$477 million compared to P$350 million in 2005, mainly derived from improved results of operations in Ecuador and Peru.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$140 million, or 6.9%, to P$2,179 million in 2006 from P$2,039 million in 2005.  Operating income for 2006 and 2005 includes P$186 million and P$639 million gains, respectively, attributable to operations in Venezuela  (see note 6 to the financial statements). Excluding such results, operating income increased P$593 million, or 42.4%, mainly as a consequence of the 36.6% increase in average sales prices of oil equivalent in line with the 17% rise in the international reference price (WTI).

The table below shows the Company’s operating income for this business segment:

 (in millions of pesos)

Net sales: Net sales for this business segment increased P$124 million, or 2.7%, to P$4,781 million in 2006 from P$4,657 million in 2005.  This increase was predominately due to the combined effect of the rise in the average sales price per barrel of oil which, including the effect of taxes on exports, rose 36.6% to P$132.5 in 2006 from P$97 in 2005, and to the 19% reduction in oil and gas daily sales volumes to 138.4 thousand barrels of oil equivalent in 2006 from 170.9 thousand barrels of oil equivalent in 2005.

In 2006, oil sales volumes dropped 27.6% to 87.3 thousand barrels per day from 120.5 thousand barrels per day, while daily gas sales volumes increased 2% to 306.7 million cubic feet from 300.8 million cubic feet.

Net sales for 2006 and 2005 include P$312 million and P$1,175 million, respectively, attributable to  the consolidation of operations in Venezuela. Without consolidation of these operations, net sales for the business segment rose P$987 million or 28.3%.

Net Sales in Argentina

Net sales in Argentina increased P$512 million, or 23.5%, to P$2,694 million in 2006 from P$2,182 million in 2005, mainly boosted by a 20.2% increase in average sales prices of oil equivalent and the 2.4% rise in combined oil and gas daily sales volumes averaging 94.1 thousand barrels of oil equivalent per day. We made significant investments, basically to improve the oilfields´ basic production curves, which allowed us to revert the natural decline of mature fields in Argentina.

Crude oil sales increased P$405 million, or 20.8%, to P$2,349 million in 2006 from P$1,944 million in 2005.  This increase was attributable to a 24.5% rise in the average sales price to P$124.4 per barrel in 2006 from P$99.9 per barrel in 2005, mainly boosted by the rise in international reference prices.  Crude oil sales volumes dropped 3% to 51.7 thousand barrels in 2006 from 53.2 thousand barrels in 2005.

Total gas sales increased 41.8%, or P$97 million, to P$329 million from P$232 million, mainly as a result of a 29.2% rise in the sales price and a 9.7% growth in daily sales volumes. The average sales price for gas increased to P$3.54 per million cubic feet from P$2.74 per million cubic feet, mainly as a consequence of higher export prices for methanol, the renegotiation of Sierra Chata agreements as from May 2005, the deregulation of the gas price for industries and electricity generation companies as from August 1, 2005 and the increase in international reference prices some gas contracts are subject to, partially offset by higher taxes on exports. Daily gas sales volumes increased to 254.3 million cubic feet from 231.7 million cubic feet due to  higher production at the Austral Basin.

Net sales outside of Argentina

Combined oil and gas sales outside of Argentina decreased P$390 million, or 15.8%, to P$2,072 million in 2006 from P$2,462 million in 2005. Without consolidation of operations in Venezuela, combined oil and gas sales increased P$473 million, or 36.8%, mainly due to a 29.9% rise in the average sales prices of oil equivalent to P$146 and, to a lesser extent, a 5.3% rise in sales volumes.

Net Sales in Ecuador

In Ecuador, oil sales increased 46.2% to P$652 million in 2006 from P$446 million in 2005, boosted by higher sales volumes and increased sales prices.

Daily oil sales volumes rose to 10.9 thousand barrels, or 15.8%, in 2006.  Oil sales volumes for 2005 include the sale of 202.7 thousand barrels attributable to December 2004 production, which was postponed to January 2005 for commercial reasons.  Without considering this effect, daily sales volumes increased 23.1%.  This improvement was mainly attributable to the progressive development of Block 18, in line with the investments made that included drilling of eight wells and different workovers.

Average sales price increased 26.4% to P$163.6 per barrel in 2006 from P$129.4 per barrel in 2005 mainly due to the rise in the international reference price.

Net Sales in Peru

In Peru, oil and gas sales increased 27.9% to P$902 million in 2006 from P$705 million in 2005, mainly as a result of a 26.1% rise in the average sales price of oil equivalent.

Average crude oil price increased 24.9% to P$184.8 per barrel in 2006 from P$147.9 per barrel in 2005 mainly boosted by an increase in the WTI and, to a lesser extent, amendments to the agreement for the sale of crude oil as from the last quarter of 2006 under which the composition of the reference crude oil basket was changed. In addition, gas sales price increased 73.5% to P$8.5 from P$4.9 per million cubic feet, as a consequence of the rise in fuel oil prices, included in the formula for price calculation.

Daily sales volumes increased 1.4% to 14.7 thousand barrels of oil equivalent in 2006 from 14.5 thousand barrels of oil equivalent in 2005.

Net Sales in Bolivia

In Bolivia, oil and gas sales increased to P$207 million, or 52.2%, in 2006 from P$136 million in 2005 due to changes in the sales price of oil equivalent. Combined oil and gas daily sales volumes averaged 7.4 thousand barrels of oil equivalent in 2006 and 2005.

Average sales price for gas increased 64.9% to P$12.2 per million cubic feet in 2006 from P$7.4 per million cubic feet in 2005.  This improvement was mainly attributable to the rise in fuel oil price, which is included in the formula for calculation of the price for exports to Brazil. In addition, crude oil average sales price rose 10% due to the increase in export prices.

Net Sales in Mexico

In 2006, sales for other services increased to P$14 million, or 7.7%, compared to P$13 million in 2005.

Gross Profit: Gross profit for this business segment increased P$27 million to P$2,662 million in 2006 from P$2,635 million in 2005.  Margin on sales for 2006 and 2005 rose to 55.6% and 56.6%, respectively.  Without consolidation of operations in Venezuela, gross profit increased P$530 million, or 27.2%, and margin on sales decreased to 55.5% in 2006 from 56.03% in 2005. The lifting cost rose 21% to P$13.3 per barrel of oil equivalent in 2006 from P$11 per barrel of oil equivalent in 2005, mainly as a consequence of increased oil service rates and growing costs due to inflation in Argentina.

Administrative and selling expenses: Administrative and selling expenses rose P$40 million, or 16.1%, to P$288 million in 2006 from P$248 million in 2005.  This increase was mainly attributable to increases in labor costs and, to a lesser extent, in the cost of crude oil transportation derived from the rise in sales volumes in Ecuador.

Exploration expenses: Exploration expenses totaled P$117 million in 2006 and P$34 million in 2005.  Expenses for 2006 were mainly attributable to 3D seismic works and unsuccessful exploratory wells in Argentina.  In 2005, exploration expenses were mainly attributable to 3D seismic works at the Austral and Neuquen basins.

Other operating expense, net: Other operating expense, net accounted for losses of P$78 million in 2006 and P$314 million in 2005.  Losses for 2006 were mainly attributable to costs associated with the unused transportation capacity under the ship or pay contract with OCP in Ecuador (P$178 million), partially offset by a P$74 million gain attributable to the favorable resolution of commercial claims in Venezuela. Losses for 2005 mainly reflect costs associated with the unused transportation capacity under the ship or pay contract with OCP (P$184 million), an allowance for tax credits relating to VAT (P$78 million), and environmental remediation expenses (P$27 million).

Refining and Distribution

Operating expenses:  Operating expenses for the Refining and Distribution business segment reflected losses of P$468 million and P$149 million in 2006 and 2005, respectively. During 2006, the business operating margins were significantly affected by price control measures in Argentina that prevented us to pass through to market prices the 22% increase in crude oil and domestic inflation.

The table below reflects operating expenses for the Refining and Distribution business segment:

(in millions of pesos)

Net sales: Net sales for refinery products increased P$675 million, or 17.5%, to P$4,531 million in 2006 from P$3,856 million in 2005, due to the combined effect of a 8.6% increase in sales prices mainly due to a rise in the price of products not subject to price control measures and, to a lesser extent, a 5.7% increase in sales volumes, specially gasoline, heavy distillates and VGO.

In line with the significant 17% rise in the price of the WTI, average sales prices of aromatics, paraffins, asphalts, VGO and heavy distillates showed improvements of 59%, 27%, 27%, 24% and 21%, respectively, and export sales prices increased 23.9% as a consequence of the increase in international references.

Crude oil volumes processed at the refineries were at similar levels in both periods, 63.1 thousand and 62.9 thousand barrels per day, respectively. In October 2006 the overall revamping at San Lorenzo Refinery was completed and allowed to increase by 18% the consolidated crude oil processing capacity to 80,800 barrels per day.

Total diesel oil sales volumes rose 1.5% to 1,767 thousand cubic meters as a result of higher sales volumes in the domestic market derived from a 7% increase in demand boosted by the agricultural, industrial and transportation sectors. Our estimated market share declined to 13.6% in 2006 from 14.2% in 2005.

Total gasoline sales volumes rose 17% to 837 thousand cubic meters, mainly due to a 13.5% increase in domestic sales. In 2006 the domestic market for gasoline increased by 16% as a result of the economic growth, the increase in the purchasing power and the stabilization of sales prices. Within this context, our market share remained close to 14.6% in both periods. In the premium gasoline market, as a result of the 58% increase in Podium gasoline (the only gasoline with 100 octanes in the Argentine market) our market share increased to 9.2%.

Asphalt sales volumes declined 2.2%, mainly as a result of a reduction in production due to scheduled shutdowns during the year at the San Lorenzo Refinery. Within this context, domestic market sales increased 2.5% while exports declined 31.6%.

As regards heavy distillates and VGO, sales volumes increased 21% and 14.5% to 617 thousand and 202 thousand tons, respectively, primarily due to the regularization of average stock levels.

Gross profit: Gross profit for 2006 accounted for a P$184 million loss compared to a P$107 million gain in 2005, with gross margins of 4.1% in 2006 and 2.8% in 2005. Price control measures that prevented us to pass through crude oil increases and domestic inflation to final prices were a determining factor in negative gross margins. In addition, the commitment to meet the growing domestic demand resulted in a lower export surplus which, due to higher export prices, would have allowed to mitigate the distorting regulatory effects prevailing in the domestic market. In addition, diesel oil imports (85 thousand and 272 thousand cubic meters in 2006 and 2005, respectively) had a negative impact, particularly in 2005. Considering the differential between import prices and retail prices and the impossibility to pass it through to consumer prices, these imports resulted in negative margins on sales.

Administrative and selling expenses: Administrative and selling expenses increased 15.5% to P$290 million in 2006 from P$251 million in 2005, mainly due to a rise in labor costs.

Other operating income (expense), net: Other operating income (expense), net recorded a P$6 million gain in 2006 and a P$5 million loss in 2006 and 2005, respectively.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment dropped P$105 million, or 39.3%, to P$162 million in 2006 from P$267 million in 2005.

The table below reflects operating income for the Petrochemicals business segment:

(in millions of pesos)

Net sales:  Net sales (net of eliminations in the amount of P$308 million and P$170 million for Argentina-Innova styrenics operations) increased P$312 million, or 14.3%, to P$2,490 million in 2006 from P$2,178 million in 2005, due to increased sales volumes, both in Argentina and Brazil, and higher sales prices in line with the rise in international reference prices.

- Net Sales of  Styrenics - Argentina

In Argentina, styrenics sales increased P$155 million, or 17.5%, to P$1,039 million in 2006 from P$884 million in 2005 due to the combined effect of a 9% increase in sales volumes and a 7.8% improvement in average sales prices.

In 2006, in line with the rise in international reference prices, average sales prices for this business segment improved compared to 2005 with increases of 11.1%, 9.7% and 2.8% for the styrene, synthetic rubber and polystyrene lines, respectively.

Sales volumes rose basically as a result of increased consumption in the domestic market and the consequent improvement in the industrial activity level. In the domestic market, the market share remained at 100% for styrene and reached 82.4% for polystyrene.

Styrenics performance was as follows:

a) Styrene and propylene propane sales volumes increased 6.6% to 74.1 thousand tons, with an 8% rise in export volumes and a 6% improvement in domestic sales, boosted by increased consumption and construction growth. As from the third quarter of 2006, production capacity at Puerto General San Martin styrene plant increased from 110 to 160 thousand tons per year. Such increase in capacity was achieved as a consequence of a 2-month plant shutdown.

b) Ethylbenzene sales volumes increased 13.3% compared to 2005, to 48.6 thousand tons due to increased sales to Innova. The Puerto General San Martin plant shutdown generated ethylbence surplus production which was sent to Innova for processing and conversion into styrene and polystyrene.

c) Polystyrene and bops sales volumes climbed 11% to 72.1 thousand tons, with a 26% increase in the domestic market and a 10% reduction in exports. Polystyrene sales volumes in the domestic market hit a historical record. The Company’s nature as the only domestic producer granted it competitive advantages within the context of the price control policy implemented by the National Government. This boosted a market share increase of approximately 10 points from 73% to 82.4%. The reduction in export volumes derived from the need to meet domestic demand and the lower styrene availability as a consequence of the plant shutdown mentioned above, and trade union conflicts that limited the plant availability.  In the light of these events and in line with the regional integration of our operations, the demand was satisfied by imports from Innova.

d) Synthetic rubber sales volumes increased to 55.8 thousand tons, or 5.9%,  mainly due to the increase in exports to the Asian market. In the domestic market, the Company kept its leading position with sales volumes similar to those recorded in the previous year.

- Net Sales of  Styrenics - Brazil - Innova

Innova sales increased P$242 million, or 24.9%, to P$1,214 million in 2006 from P$972 million in 2005, due to the combined effect of a rise in sales volumes and increased prices.

Styrene sales volumes rose 15.4% to 136.4 thousand tons due to a higher demand from domestic clients in the polyester and acrylic resin segments and increased exports to Argentina. Polystyrene volumes increased 19.8% to 114.3 thousand tons due to higher domestic sales and increased exports to Argentina. The integration of operations in Argentina and Brazil was an efficient tool to overcome the product shortage resulting from the Puerto General San Martin plant shutdown in Argentina, and meet the growing demand. Styrene and polystyrene prices recorded 6.7% and 0.8% increases, respectively, as a consequence of a rise in international references.

- Net Sales of Fertilizers

Fertilizers sales increased P$53 million, or 10.8%, to P$545 million in 2006 from P$492 million in 2005, mainly due to a 10.6% increase in sales volumes to 747 thousand tons, as a result of the 24% increase in  demand derived from favorable weather conditions and promising expectations of future grain prices. With a growing share in the product mix, liquid fertilizers increased 28%.

Gross profit: Gross profit decreased P$70 million, or 18.6%, to P$ 307 million in 2006 from P$377 million in 2005, due to higher costs of raw materials and labor in Argentina, partially offset by higher sales volumes. Gross margin on sales decreased to 12.3% from 17.3% reflecting the impact of reduced margins in Argentina and fertilizers.

- Gross Profit of Styrenics - Argentina

Gross profit declined P$71 million, or 38.8%, to P$112 million in 2006 from P$183 million in 2005, mainly due to the rise in variable production costs, mainly derived from the increase in imported volumes of styrene and polystyrene to replace the Company’s own production and in fixed labor costs.  Gross margin on sales declined to 10.8% from 20.7%.

- Gross Profit of Styrenics - Brazil

Gross profit increased P$35 million, or 44.3%, to P$114 million in 2006 from P$79 million in 2005. Gross margin on sales rose to 9.4% from 8.1% mainly as a consequence of lower benzene costs as a result of agreements with suppliers.

- Gross Profit of Fertilizers

Gross profit decreased P$34 million, or 29.6%, to P$81 million in 2006 from P$115 million in 2005, and gross margin on sales declined to 14.9% from 23.4% as a consequence of higher raw material costs in line with the rise in international reference prices, the impact of which could only be partially passed through to sales prices.

Administrative and selling expenses: Administrative and selling expenses increased P$34 million, or 23.8%, to P$177 million in 2006 from P$143 million in 2005, primarily due to higher labor costs and, to a lesser extent, higher freight costs derived from increased export volumes.

Other operating income, net: Other operating income, net recorded P$32 million and P$33 million gains in 2006 and 2005, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.

Gas and Energy

Marketing and Transportation of Gas

Operating income: Operating income for the Marketing and Transportation of Gas operations did not record significant changes compared to 2005 totaling P$57 million and P$58 million in 2006 and 2005, respectively.

The table below reflects operating income for this sector:

(in millions of pesos)

Net sales: Sales revenues increased P$188 million, or 31%, to P$794 million in 2006 from P$606 million in 2005, mainly due to the rise in gas and liquid fuel prices.

Revenues from the sale of gas produced by us and imported gas increased P$97 million, or 31.4%, to P$406 million in 2006 from P$309 millionin 2005, mainly as a result of the 26.1% rise in sales prices derived from the recovery of the gas price for industries and electricity generation companies in line with the scheduled price increases determined by the Secretary of Energy and higher export prices due to the rise in international reference prices. Sales volumes recorded a 2.6% rise from 260.9 million cubic feet per day in 2005 to 267.8 million cubic feet per day in 2006 as a result of higher volumes of gas produced by the Company, mainly from fields at the Austral Basin.

Revenues from the sale of liquid fuels increased P$42 million, or 16%, to P$304 million from P$262 million due to a 15% increase in sales prices as a consequence of higher international reference prices. Sales volumes recorded a 1.2% increase from 267.1 thousand tons in 2005 to 270.3 thousand tons in 2006.

Gas and LPG brokerage services accounted for P$84 million and P$35 million in sales revenues during 2006 and 2005, respectively.

Gross profit: Gross profit in 2006 declined P$3 million, or 11.1%, to P$24 million from P$27 million.

Other operating income ,net:  Other operating income, net (mainly attributable to income from technical assistance services to TGS) totaled P$38 million and P$35 million gains in 2006 and 2005, respectively.

Electricity

Operating income: Operating income for the Electricity business segment increased P$72 million, or 47.7%, to P$223 million in 2006 from P$151 million in 2005, mainly as a consequence of increased generation margins derived from a rise in average prices, partially offset by higher variable costs for generation and purchase of energy.

The table below reflects operating income for this sector:

(in millions of pesos)

- Electricity generation

Net sales: Net sales of electricity generation increased P$145 million, or 40.8%, to P$500 million in 2006 from P$355 million in 2005, primarily due to a 36.5% improvement in generation prices.  The increase in average energy sales prices is primarily attributable to the scheduled price increases implemented during the second quarter of 2004 by the Secretary of Energy in line with the recovery of gas prices.

Net sales attributable to the Genelba Power Plant increased P$109 million, or 37.6%, to P$399 million in 2006 from P$290 million in 2005, primarily due to an increase in the average sales price to P$73.3 per MWh, or 38.6%, in 2006 from P$52.9 per MWh in 2005.  Energy delivered was at similar levels in both years totaling 5,446 GWh in 2006.  The Genelba Power Plant´s availability factor increased to 96% from 94% and the plant factor was close to 91% in both years.

Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased P$37 million, or 57.8%, to P$101 million in 2006 from P$64 million in 2005, due to the combined effect of an improvement in sales prices and higher generation volumes.  The average sales price increased 31.2% to P$66.9 per MWh in 2006 from P$51 per MWh in 2005. During 2006, energy delivered increased to 1,510 GWh, or 20.3%, from 1,255 GWh in 2005, primarily due to increased water supply at the Comahue Basin and a higher demand for energy.

Gross profit: Gross profit for the generation business sector increased P$79 million, or 49.1%, to P$240 million from P$161 million.  Gross margin rose to 48% from 45.4% mainly due to the significant improvement in prices and, to a lesser extent, increased sales volumes. The Company’s competitive advantages resulting from being an integrated energy company and operating both thermal and hydroelectric generation plants allowed the Company to capitalize on market opportunities and increase sales volumes.

Administrative and selling expenses: Administrative and selling expenses for the generation business sector increased P$4 million, or 33.3%, to P$16 million in 2006 from P$12 million in 2005.

Analysis of Equity in Earnings of Affiliates

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$62 million to P$219 million in 2006 from P$281 million in 2005. Without proportional consolidation, equity in earnings of affiliates declined P$62 million to P$253 million in 2006 from P$315 million in 2005. The gains recorded in 2005 were particularly impacted by a P$136 million gain from interest in Citelec mainly derived from restructuring of Transener’s financial debt.

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2006 and 2005 fiscal years. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Compañía de Inversiones de Energía S.A. (CIESA) / Transportadora de Gas del Sur S.A. (TGS): Our equity in the earnings of CIESA and TGS increased P$11 million to P$71 million in 2006 from P$60 million in 2005 mainly as a consequence of the very good performance of the NGL production and marketing segment.

Total sales revenues increased approximately 23% or P$245 million to P$1,309 million. Sales revenues from the gas transportation segment increased 7% or P$32 million to P$492 million.  This improvement was mainly attributable to the execution of new settled transportation agreements. Some of these agreements were subscribed as a consequence of the expansion of the San Martín Gas Pipeline completed in August 2005, which resulted in an increase in transportation capacity of 2.9 million cubic meters per day. Revenues from NGL production and marketing activities increased 33% or P$180 million to P$726 million mainly as a result of: (i) a 16% increase in sales volumes; (ii)  a rise in the sales price of ethane agreed with Polisur, effective January 2006, and (iii) an increase in export prices in line with international references.

CIESA’s operating income increased P$127 million, or 28.7%, to P$569 million in 2006, mainly as a consequence of higher sales revenues from the unregulated segment, partially offset by a rise in the natural gas price and, to a lesser extent, increased labor costs.

Distrilec Inversora S.A. (Distrilec)/Edesur S.A. (Edesur): Our equity in the earnings of Distrilec accounted for a P$29 million increase in losses to P$37 million in 2006 from P$8 million in 2005.

Income from Edesur services increased P$73 million, or 5%, to P$1,412 million in 2006 due to a 4.9% growth in the demand for energy.

Distrilec’s operating income accounted for a P$41 million loss in 2006 compared to a P$9 million gain in 2005, mainly as a consequence of a rise in costs for the purchase of energy, and increased services under contract and higher compensation.

Refinería del Norte S.A. (Refinor): In 2006, our equity in the earnings of Refinor decreased P$15 million to P$32 million from P$47 million in 2005. This decline resulted primarily from a drop in gross profit derived from an increase in crude oil costs which could not be fully passed through to domestic sales prices on account of price control measures.

Refinor’s sales increased 6.1% or P$87 million to P$1,516 million in 2006 from P$1,429 million in 2005, mainly as a result of a 10.7% average rise in sales prices, partially offset by a 4% average reduction in sales volumes.

In 2006, in line with the increase in international references, Refinor’s average sales prices were higher compared to 2005, primarily for exports and products not subject to the inflation control policy implemented by the Argentine Government.

The volume of crude oil processed decreased 4.5% to 17.1 thousand barrels per day due to the discontinued supply of condensate from Bolivia as from May on account of the hydrocarbon nationalization policy implemented in the neighboring country. The volume gas oil processed averaged 18.7 million cubic meters per day, a level similar to that recorded in 2005.

Refinor’s operating income dropped 19.6% or P$48 million to P$197 million, mainly reflecting the gross profit reduction mentioned above and increased transportation and freight expenses and labor costs.

Petroquímica Cuyo S.A. (Cuyo): Our equity in the earnings of Cuyo increased P$8 million to P$15 million in 2006 from P$7 million in 2005. This increase is basically attributable to an improvement in gross profit mainly as a consequence of higher sales volumes, partially offset by reduced margins on sales.

Cuyo’s sales increased 44.6% or P$145 million to P$470 million in 2006, mainly due to a 25% increase in sales volumes attributable to the scheduled plant shutdown in 2005, and, to a lesser extent, a 12% improvement in sales prices in line with the rise in crude oil prices which resulted in strong increases in international reference prices of the petrochemical industry.

Cuyo’s operating income increased 25% or P$16 million to P$80 million mainly due to higher sales volumes. Contribution margins dropped to 17% from 19% since increased costs could only be partially passed through to sales prices.

Petrobras Bolivia Refinación (PBR): Our equity in the earnings of PBR moved up P$28 million to P$82 million in 2006 from P$54 million in 2005 as a consequence of an improvement in gross profit derived from a 5% increase in sales volumes and a 5.2% rise in the average sales price, positively affected by the rise in international reference prices. In 2005, the recognition of bad debt allowances, especially for credits with the Bolivian State and tax claims, had an adverse impact.

Crude oil volumes processed in 2006 increased 0.2% to 39.9 thousand barrels per day as a consequence of a greater operating availability of refining units. Gasoline volumes exceeded 2005 figures with a monthly average of 49.5 thousand cubic meters. Reconstituted oil reached monthly average sales levels of 51.3 thousand cubic meters. Diesel oil volumes were slightly lower compared to the previous year, with average sales of 53.6 thousand cubic meters per month.

Oleoductos del Valle S.A. (Oldelval): Our equity in the earnings of Oldelval increased P$4 million to P$8 million from P$4 million as a consequence of an improvement in gross profit derived from a significant rise in sales, partially offset by increased operation costs.

Oldelval’s sales revenues increased 26.3% or P$31 million to P$149 million mainly due to a rise in rates of approximately 17% and, to a lesser extent, a 7.8% increase in transported volumes to 70.5 million barrels.

Petrolera Entre Lomas S.A (PELSA): Our equity in the earnings of PELSA increased P$6 million to P$33 million from P$27 million, mainly due to the combined effect of improved margins on sales and increased crude oil sales volumes.

Sales revenues increased 28.8% or P$106 million to P$474 million due to the combined effect of a 20% improvement in prices attributable to the rise in the international price of crude oil and increased volumes (9%).

Liquidity and Capital Resources

During 2005, the Argentine Government successfully restructured a substantial portion of its sovereign debt, which was previously in default.  Although this represents a significant step towards the reintegration of our country in the international financial market, Argentina and Argentine companies are still subject to a series of significant restrictions on access to the international credit markets at competitive costs.  In spite of a sustained growth scenario in recent years in Latin America, typical fluctuations in emerging markets may generate volatility in financial indicators and capital flows to the region.

In view of these limitations, we closely monitor liquidity levels in order to secure compliance with our obligations and achievement of our growth objectives.  Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

* Gradually reduce our level of indebtedness, by designing a capital structure in line with industry standards adaptable to the financial markets in which we operate and by establishing a debt maturity profile consistent with cash generation.

* Gradually reduce indebtedness costs.

* Have an adequate flexibility to overcome the volatility inherent to emerging capital markets, by adhering to a conservative cash management policy that minimizes the risks of financial distress.

Adhering to these guidelines will allow the Company to treat financial management as a key element in the value-creation process.

Consistent with these guidelines, we achieved the following during 2006:

* Over 54% growth in operating cash flow.

* Strict compliance with all financial obligations, with a 4% decline in our annual average indebtedness, measured in U.S. dollars.

* A significant increase in capital expenditures, supporting our growth strategy.

* Reduction in indebtedness costs.

In the short term, the most significant factors generally affecting the cash flow from the operating activities are: (1) fluctuations in prices for crude oil, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in refining and distribution and petrochemicals, (4) changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.

In the longer term, our ability to replace oil and gas reserves will affect the future production levels, which, in turn, will affect the cash flow provided by operating activities. Nonetheless, the Company does not believe that the risks associated with failure or delay of any single project would have a significant impact on our overall liquidity or ability to generate cash flows, since the Company has a diverse portfolio of development projects and exploration opportunities, which helps to mitigate the risks inherent to oil and gas exploration and production and the associated cash flow provided by operating activities.

Analysis of Liquidity and Capital Resources

The Company’s management analyzes our results and financial condition separately from the results and financial condition of affiliates under joint control.  The discussion below, therefore, relates to the liquidity and capital resources of the Company and its subsidiaries, excluding proportional consolidation of companies over which the Company exercises joint control, and as a result may not be directly comparable to figures reflected in its financial statements.

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2006 and 2005 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of companies under joint control. Amounts are stated in millions of pesos.

Cash

As of December 31, 2006 and 2005, cash and cash equivalents were P$1,044 million and P$474 million, respectively.

The Company’s goal is to maintain excess cash primarily in U.S. dollars and in short-term investments in order to ensure adequate liquidity levels.  The Company predominately uses money market mutual funds and overnight deposits.

Operating activities

Net cash from operations increased P$880 million or 54% to P$2,506 from P$1,626 million in 2005. The increase in net cash from operations during 2006 was mainly attributable to reduced working capital requirements and the rise in commodity prices. The Company was able to capitalize on this increase since we no longer use hedging derivative instruments.

Investing activities

In 2006, cash used in investing activities increased P$344 million or 22% to P$1,888 from P$1,544 million in 2005.

Supported by the increase in operating cash flow and by liquidity at target levels, capital expenditures increased P$325 million to P$1,944 million in 2006 from P$1,619 million in 2005.

The table below reflects total capital expenditures, net, in millions of pesos:

Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production segment totaled P$1,544 million and P$1,235 million in 2006 and 2005, respectively.

In 2006 capital expenditures in the Oil and Gas Exploration and Production segment were primarily directed towards maintaining production levels and prioritizing investments in countries and products with higher expected profit margins. The development of reserves continued through well drilling, expansion of secondary recovery projects and the expansion of surface facilities. Two hundred and fifty six (256) wells were drilled, of which 223 are located in Argentina and 424 units were repaired, of which 191 are located in Argentina. In December 2006 works at El Mangrullo field were completed and became operational, with a gas production of 800 Mm3/d. The Mercury Removal Plant in Santa Cruz started operations by mid-year for the treatment of Santa Cruz crude oil. This allows us to reduce the metal content in oil, with the consequent positive impact on the basin projects through the improvement of marketing conditions and an increased volume of incoming oil to be processed at our refineries. In Ecuador, construction of the treatment plant at Palo Azul and the duct network were completed. This will allow the Block to increase gross production to 40 thousand barrels of oil per day as from 2007.

Refining and Distribution

Capital expenditures in the Refining and Distribution segment totaled P$249 million and P$199 million in 2006 and 2005, respectively.

In 2006, works outlined in the Refining Master Plan aimed at producing fuels according to stringent quality specifications were performed.

At the Bahia Blanca refinery, works relating to the Reformate plant were carried out. The Light Reformate plant will allow us to improve the quality of our gasolines and produce a variety with a high benzene content, a high value input for the petrochemical industry subject to environmental regulatory restrictions when used in gasolines. In connection with environmentally oriented investments in the Sulfur Recovery Unit, sulfur compounds in oil are no longer burnt in the flare stack and turn into a raw material for the production of fertilizers. In this way, this effluent is converted into a raw material that returns to the community as a feeding product.

At San Lorenzo Refinery, a revamping of the Topping and Vacuum units was performed in order to increase processing capacity by 33% to 50,300 barrels per day, with the consequent increase in our capacity to supply the market.

In the Distribution, the Company continued with the rebranding of gas stations, with a view to a selective growth of new businesses and a focus on service, quality and brand development.

Petrochemicals

In the Petrochemicals segment, capital expenditures totaled P$195 million and P$119 million in 2006 and 2005, respectively.

In 2006, capital expenditures in styrene mainly focused on increasing production capacity of the styrene plant, from 110,000 ton/year to 160,000 ton/year, allowing to increase product supply and meet the higher demand from the regional market. At the Campana plant, the potassium thiosulphate plant project was completed. Works related to the revamping of the ammonia plant to increase production capacity started and investments were made in storage and logistics to continue selling liquid fertilizers.

Financing activities

Net cash used in financing activities totaled P$48 million and P$463 million, in 2006 and 2005, respectively.

We paid off long-term debt in the amount of P$272 million and P$1,967 million, in 2006 and 2005, respectively.

* In 2006, we paid at maturity Class B under the US$2.5 billon Corporate Notes Program in an amount of P$15 million (US$ 5 million). In addition, Petrobras Energía S.A. and Petrobras Energía Perú S.A. repaid bank loans and long-term lines of credit in an amount of P$129 million and P$128 million, respectively.

* In 2005, Classes C, M and K under the US$2.5 billon Corporate Notes Program were fully prepaid, in the amount of P$1,251 million (US$428 million). In connection with Class F, we paid at maturity the amount of P$184 (US$64 million). Petrobras Energía Venezuela S.A. and Innova S.A. paid debt owed to the International Finance Corporation in the amount of P$415 million (US$137 million). In addition, we repaid bank loans in the amount of P$117 million.

Cash provided by long-term financing totaled P$220 million and P$747 million in 2006 and 2005, respectively.

* In 2006, Petrobras Energía S.A. received P$82 (US$26 million) for foreign trade financing. In addition, Petrobras Energía Perú S.A. received cash provided by other bank financing in the amount of P$138 million (US$45 million).

* In 2005, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted us a P$582 million (US$200 million) loan. The funds were used to prepay Class M and K notes. In addition, cash provided by other bank financing totaled P$165 million (US$56 million).

Net cash provided by short-term financing totaled P$4 million and P$757 million in 2006 and 2005, respectively, primarily from foreign trade financing.

Indebtedness

Most of the Company’s financial debt and a significant portion of the debt of the Company’s main affiliates are denominated in U.S. dollars.

As of December 31, 2006, total indebtedness, excluding the proportional consolidation of companies under joint control, totaled P$5,679 million, of which P$3,546 million was long-term indebtedness. This compares to P$5,646 million as of December 31, 2005, of which P$4,367 was long-term indebtedness. As of December 31, 2006, short-term indebtedness totaled P$2,133 million, of which P$960 million represents the current portion of long-term obligations and P$1,173 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.

Petrobras Energía maintains a global corporate note program due May 2008, for a minimum principal amount at any time outstanding of US$2.5 billion or its equivalent in any currency.  This program was authorized by the CNV under Certificate N. 202 dated May 4, 1998, Certificate N. 290 dated July 3, 2002 and Certificate N. 296 dated September 16, 2003.  As of December 31, 2006, notes in an aggregate principal amount of US$1,072 million were outstanding under this program. Notes under the program are not subject to acceleration in the event that the credit ratings are downgraded.

The following is the debt maturity profile as of December 31, 2006:

	1 year	2 years	3 years	4 years	5 years	6 or more years
Millions of pesos	2,133	238	617	1,132	304	1,255

On June 9, 2005, the Federal Executive Branch issued Executive Order 616/05, establishing that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow.  In addition, 30% of the amount shall be deposited with domestic financial institutions.  This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions.  Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.

This Executive Order may limit the Company’s ability to finance our operations through new intercompany loans or any other kind of foreign financial loans.

Cross Default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee under those notes, if instructed by the noteholders representing at least 25% of the outstanding principal amounts of a series of notes, shall declare all the amounts owed due and payable, if any debt of ours or our significant subsidiaries is not paid when due, provided that (1) those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity at the time such debt is due, and (2) the default has not been cured within 30 days after we have been served notice of the default.

Certain other loan agreements include cross default covenants, whereby the lender may declare all the amounts owed as due and payable, if any debt of ours exceeding US$10 million or 1% of our shareholders’ equity is not paid when due.

Future Capital Requirements

The Company estimates our investments for 2007 at approximately US$800 million. This level of investments is part of the Company’s strategy for sustained growth, which we have pursued in accordance with growth and expansion targets contemplated in the business plan.

The Company estimates that its capital expenditure requirements, financial debt payment obligations and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments. The Company’s level of investments will depend on a variety of factors, many of which are beyond our control.  These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where the Company operates.

Oil and Gas Exploration and Production

The Company’s 2007 business plan focuses on the Oil and Gas Exploration and Production segment, with special emphasis on operations in Argentina and Ecuador.  Projected investments in this segment will be in line with reserve replacement and production goals, as a crucial step in securing the Company’s sustainable growth.

Argentina. Efforts will continue at the Neuquén basin to develop oil reserves through well drilling and expansion of secondary recovery projects and relevant surface facilities. As regards gas production, the plan involving delimitation of wells and development of average compression will start at El Mangrullo. At the Austral basin, investments will be focused on well drilling for the development and delimitation of oil reserves, and maintenance of the curve of injection to the gas pipeline obtained as a result of the interconnection plan implemented during 2006.  In addition, exploration activities involving seismic shooting and well drilling will be performed.

Ecuador. Development of Block 18 will continue through drilling of new producing and injection wells, as well as the construction of facilities to enhance and improve processes. In Block 31, works relating to the construction of facilities and infrastructure will continue in order to prepare for the start of production activities at the Apaika Nenke Field.  In addition, drilling of exploratory wells will be performed on other areas within the block.

Peru.  Drilling activities in connection with the development of Lote X will continue on an intensive basis. As regards exploration, preliminary works in connection with seismic shooting and drilling of the first exploratory well in Lote 57 will be performed.

Refining and Distribution

In 2007, works outlined in the Refining Master Plan aimed at producing fuels according to stringent quality specifications will continue.

At the Bahia Blanca refinery, works relating to the Reformate plant will continue. The Light Reformate plant will allow us to improve the quality of our gasolines and produce a variety with a high benzene content, a high value input for the petrochemical industry subject to environmental regulatory restrictions when used in gasolines. Works to be performed at the hydrotreatment plant will allow it to operate at 100% of design capacity.

At San Lorenzo Refinery, a new benzene tower will be erected and a revamping of the Aromatics Recovery Unit will be performed. These works will allow the processing of light reformate streams from the Bahía Blanca refinery and other suppliers of gasolines with high benzene contents.

During 2007, new marine transportation activities will include the operation of double hull tankers under international operating standards. This will allow to enhance efficiency in the supply of crude oil to refineries, reduce logistics costs and increase safety and environmental conditions.

In the Distribution business segment, we will continue with the rebranding of gas stations, with a view to a selective growth of new businesses and a focus on service, quality and brand development.

Petrochemicals

At the Puerto General San Martín Plant, investments will be focused on reducing variable costs (raw material and services) and minimizing environmental impact, as well as on reliability projects aimed at achieving increased yield and safety for operating processes. At the Zárate plant, we will complete two important projects: loading of bulk products in the polystyrene segment and a new 500-ton Bops storage facility. These projects will allow to consolidate competitive advantages and operate under the highest environmental and safety standards.

With respect to the fertilizers business, revamping of one of the ammonia plants will be performed to increase production capacity by 12% to 290 tons/year.  Operating improvements at the plant are also planned to achieve increased yield and safety for operating processes. Investments will continue to be made in storage and logistics to maintain sales of liquid fertilizers to the agricultural sector.

Corporate Governance

Corporate Governance refers to a set of policies, systems, standards and procedures regulating the Company’s management and development. The Corporate Governance best practices provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved, employees, clients, suppliers and the community in general.

Ethics in the conduct of business, transparency in the relationship with target publics and trustworthiness of the financial information generated by the company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2006, efforts continued to consolidate several initiatives implemented in 2004 and 2005, aimed at strengthening Corporate Governance good practices:

* The Audit Committee’s performance consolidated, with a fluent interaction with the different company sectors and a greater involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and the USA.

* We launched a major campaign to disseminate and implement the Code of Business Conduct and Ethics, in line with Petrobras’ conduct principles and consistently applied to all the Company’s operations.

* The mechanisms and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest implemented in 2005 were enhanced and efforts done to its dissemination continued. These mechanisms allow the informant to report any irregularity to the Audit Committee on a confidential and anonymous basis.

* The Irregularity Reporting system was transferred from Internal Audit to the Ombudsman’s Office. For that reason, the Code of Business Conduct and Ethics and the Directive on Reporting of Irregularities and Conflicts of Interest were updated.

* Relevant information was disclosed to the market in accordance with the standards and practices established during the previous fiscal year, being respectful of good market practices and complying with applicable legal requirements.

In addition, the Company’s Management continued working on the implementation of the requirements of Section 404 of the Sarbanes-Oxley Law to which Petrobras Energía Participaciones S.A. is subject as a company registered with the Securities and Exchange Commission (SEC). The main focus in this section is placed on the certification of the effectiveness of internal controls over financial reporting, for the purpose of strengthening the confidence of investors in securities markets, by means of the adoption of corporate governance best practices, the promotion of business ethical practices, securing trustworthiness of the financial information to all shareholders, investors and the public in general.

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations.

In 2006 Petrobras Energía Participaciones S.A. will certify for the first time its internal control systems in compliance with Section 404 of the Sarbanes-Oxley Law. This certification must be submitted with financial statements to be filed with the SEC.

Management and Administration

Board of Directors

Pursuant to Petrobras Energía Participaciones’s bylaws, the Board of Directors, that formally meets at least once every three months, is composed of such number of members as determined by the Regular Shareholders’ Meeting, between a minimum of six and a maximum of twenty one. Such members are elected for a two-year term and are renewed by halves each year. The Regular Shareholders’ Meeting may appoint a number of alternate members that may be equal or lower than the number of regular directors and for the same term in order to fill any vacancy, in the order of their appointment.

The current structure of the Board of Directors is the following:

Name	Position

Decio Fabricio Oddone da Costa	Chairman
Daniel Lima de Oliveira	Vice Chairman
André Garcez Ghirardi	Director
Sidney Granja Affonso	Director
Solange da Silva Guedes	Director
Carlos Tadeu da Costa Fraga	Director
Venina Velosa da Fonseca	Director
Alberto da Fonseca Guimarães	Director
Cedric Bridger	Director
Nicolás Perkins	Director
Tomás Marcis Fiorito	Director
Héctor Daniel Casal	Director
Heitor Cordeiro Chagas de Oliveira (*)	Director
Cláudio Fontes Nunes	Director
Carlos A. Pereira de Oliveira	Director
João Bezerra	Director
Luis Miguel Sas	Director
Rui Antonio Alves da Fonseca	Director
Vilson Reichemback da Silva	Director
Geraldine Trouilh	Alternate Director

On August 4, 2006, the Company’s Board of Directors approved the resignation submitted by José Eduardo de Barros Dutra from its position as Regular Director, and appointed Alternate Director Heitor Cordeiro Chagas de Oliveira to serve in such capacity.

In compliance with Resolution No. 368 of the National Securities Commission, Nicólas Perkins, Tomás Marcos Fiorito and Geraldine Trouilh are independent directors. The other directors are not independent in accordance with the National Securities Commission rules.

Compensation

Compensation of the Board of Directors’ members is determined at the Regular Shareholders’ Meeting in compliance with the Business Companies Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of permanent technical and administrative functions, may not exceed 25% of our profits. This amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap. In the event one or more directors serve as members of a special committee or perform technical and administrative functions and profits are reduced or non-existent and consequently the preset limits are exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the Regular Shareholders’ Meeting.

Executive Officers

Petrobras Energía Participaciones as a holding company does not have executive officers. The Company’s operations are conducted through Petrobras Energía.

The table below sets out the names and positions of Petrobras Energía’s executive officers.

Name	Position
Carlos Alberto de Meira Fontes (*)	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Carlos Alberto P. de Oliveira	Director of Oil and Gas Exploration and Production
Vilson Reichemback da Silva	Director of Commercial Downstream
Adalberto Santiago Barbalho	Director of Refining and Petrochemicals
João Bezerra	Director of Gas and Energy
Heitor Cordeiro Chagas	Director of Human Resources
Héctor Daniel Casal	Director of Legal Affairs
Claudio Fontes Nunes	Director of Corporate Services
Pablo María Puiggari	Director of Communications
Rui Antonio Alves da Fonseca	Director of Quality, Environment, Safety and Health
Michael Ditchfield	Executive Manager of Planning and Management Control

(*) Carlos Fontes serves as Chief Executive Officer since January 1, 2007.

Compensation

In Petrobras Energía S.A. the compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Energía S.A.’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan, meal allowance and supplementary pension plan.

Decision-making and Internal Control System

Petrobras Energía S.A.’s operations are divided into Business Units which are in turn supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Energía S.A. is managed by an Executive Committee composed of seven members: the Chief Executive Officer, the Chief Financial Officer, four Business Unit Directors (Oil and Gas Exploration and Production, Refining and Petrochemicals, Gas and Energy and Commercial Downstream) and the Director of Corporate Services.

Operations are managed through standardized processes that facilitate and secure coordination among the different Company areas. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis (under the responsibility of the Centralized Functions areas), always within the framework of the policies established by the Executive Committee.

Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, the production of periodical management control reports, performance appraisals and fluid communications that strengthen the internal control system and help securing an efficient administration.

Audit Committee

Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree 677/01 and the National Securities Commission (CNV) rules in Argentina and to the requirements imposed by the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), the Company has created an Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) the integrity of our financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor that delivers an audit report on our financial statements (the “Independent Auditor”), and (4) the conduct of the internal audit and the Independent Auditor’s performance.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate members that will be appointed by the Board of Directors from among its members.  Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members or, at least, a majority of members must be independent in accordance with applicable CNV, SEC and NYSE standards (with respect to the SEC and NYSE standards, as long as these are applicable to non-US issuers and taking into account the exceptions provided therein).

At the Board of Directors’ meeting held on April 28, 2006, Cedric Bridger, Nicolás Perkins and Tomás Marcos Fiorito were appointed as regular members of the Audit Committee and Geraldine Trouilh was appointed as an alternate member.

Once per year our Audit Committee prepares a working plan to be reported to the Board of Directors. The remaining directors, members of the Statutory Syndic Committee, managers and external auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them.  For a better performance of its duties, the Committee may hire, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the Shareholders’ Meeting.  The Committee shall have access to the information and documentation necessary for the fulfillment of its functions.

The Audit Committee has the following principal powers and responsibilities:

a) To supervise the performance of the internal control systems and of the administrative and accounting system, as well as the performance and trustworthiness of the latter and all the financial information and the disclosure of relevant events to be submitted to the CNV and to self-regulated entities in compliance with the applicable disclosure requirements.

b) To establish and supervise the implementation of procedures for the reception, documentation and treatment of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c) To issue founded opinions with respect to transactions with related parties as required by applicable law.  To issue founded opinions whenever a conflict of interest exists or may arise for us and to communicate this opinion to self-regulated entities as required by the CNV.

d) To provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders of ours have conflicts of interest.

e) To opine with respect to the reasonableness of the compensation and stock option plans proposed by the Board of Director at the meetings.

f) To opine with respect to the compliance of legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g) To issue at least once, at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

h) To issue an opinion on the proposal submitted by the Board for the appointment (or revocation) of the independent auditor and communicate it to the shareholders’ meeting.

i) To evaluate the qualifications and independence of the independent auditors.

j) To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the independent auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k) To evaluate the quality of our accounting standards and the main changes to such accounting standards.

Statutory Syndic Committee

The Company has a Statutory Syndic Committee that is comprised of three members and three alternate members.  The table below sets out the name of each member of the Statutory Syndic Committee, approved by Petrobras Energía’s Regular Shareholders’ Meeting held on April 28, 2006:

Name	Position

Juan Carlos Cincotta	Member
Justo Federico Norman	Member
Rogelio Norberto Maciel	Member
Olga M. Morrone de Quintana	Alternate
Mariana Paula Ardizzone	Alternate
María Laura Maciel	Alternate

The members and alternate members of the Statutory Syndic Committee are elected by the shareholders at the Annual Shareholders’ Meeting to serve for a renewable term of one year.  The primary responsibilities of the Statutory Syndic Committee are to monitor the Board of Directors’ and management’s compliance with the Business Companies Law, our by-laws and the shareholders’ resolutions.  The Statutory Syndic Committee also performs other functions, including: (i) attending meetings of the Board of Directors and shareholders, (ii) calling Special Shareholders’ Meetings when deemed necessary or when required by shareholders, in accordance with the Business Companies Law, No. 19550, (iii) presenting a report on the reports of the Board of Directors and the annual financial statements at regular shareholders’ meetings, and (iv) investigating written complaints of shareholders representing not less than 2% of the capital stock.  The Statutory Syndic Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, selling and production, as these issues fall within the exclusive responsibility of the Board of Directors.

Dividends

Pursuant to the Business Companies Law, the Company may only pay dividends from our retained earnings reflected in our annual audited financial statements as approved at our annual General Regular Shareholders’ Meeting.  While the Company’s Board of Directors may declare interim dividends, each member of the Board of Directors and of the Statutory Syndic Committee would be jointly and severally liable for any payments made in excess of retained earnings at fiscal year closing. The declaration, amount and payment of dividends to shareholders are subject to approval by the Regular Shareholders’ Meeting. Under the Company’s bylaws, net income is allocated as follows: (i) 5% to a legal reserve, until the legal reserve equals 20% of the outstanding capital; (ii) to compensation of the members of the Board of Directors and members of the Statutory Syndic Committee, and (iii) to dividends on preferred stock, if any, and then to dividends on common stock or to a voluntary reserve or contingency reserve, or to a new account, or as otherwise determined by the Regular Shareholders’ Meeting.

The main source of funds for the payment of cash dividends will be the dividends received by Petrobras Energía Participaciones S.A. from its controlled company Petrobras Energía S.A. Payment of cash dividends by Petrobras Energía depend upon its financial position, results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by Argentine law and upon any other factors deemed relevant by Petrobras Energía’s Board of Directors for the purpose of resolving upon the declaration of dividends. Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations not taken into account in determining the former for the same tax period or periods.

Summarized Balance Sheet and Income Statement Structure

The information below for fiscal years ended December 31, 2003 and 2002 does not have retroactive effect under the new professional accounting standards. The information below for fiscal year ended December 31, 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and EG3 S.A. into Petrobras Energía S.A.

Listed Price of Company’s Share

Statistical Data

The information below for fiscal years ended December 31, 2004, 2003 and 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and EG3 S.A. into Petrobras Energía S.A.

For the fiscal years ended December 31,				
	2006	2005	2004	2003	2002
Crude oil sales (thousands of barrels)					
Argentina	18,888	19,459	18,252	20,070	21,615
Venezuela	3,823	16,105	17,204	14,339	16,314
Peru	4,693	4,637	4,195	4,263	4,118
Bolivia	462	436	497	485	489
Ecuador	3,989	3,449	2,111	1,431	210
Total	31,855	44,086	42,259	40,588	42,746
Natural gas sales (thousands of cubic feets)					
Argentina	92,819	84,557	76,089	77,659	92,686
Venezuela	1,642	7,654	9,404	7,652	9,314
Peru	4,003	3,919	3,097	2,989	3,050
Bolivia	13,470	13,654	14,044	13,902	13,080
Total	111,934	109,784	102,634	102,202	118,130
Petrochemicals sales (tons)					
Fertilizer	747,816	675,624	710,993	543,420	412,801
SBR	55,723	52,644	60,208	56,924	51,215
Styrene	132,619	154,063	154,011	135,263	122,426
Propylene	23,042	23,335	20,046	26,240	21,722
Polystyrene	186,428	160,373	154,699	146,229	160,430
Refining products sales					
Aromatics (tons)	29,969	45,579	43,619	56,309	67,065
Bencen (tons)	50,946	57,466	53,851	50,136	44,478
Gasoline (m3)	837,144	715,269	207,419	119,230	122,802
Gas Oil (m3)	1,766,726	1,741,043	912,899	882,601	622,068
Other middle distillates (m3)	14,604	12,869	5,249	10,477	13,305
Asphalts (tons)	183,865	188,033	115,068	86,007	42,529
Paraffins (tons)	162,543	162,650	149,415	150,570	137,581
Reformer plant products (tons)	117,537	134,497	74,469	79,028	64,874
Other heavy products (tons)	818,870	685,906	437,172	418,383	374,482
Electricity generation (gwh)					
Energy produced	6,435	6,114	5,689	5,400	5,278
Contracted sales	2,300	1,255	1,437	1,588	1,569
Spot sales	4,656	5,486	4,719	4,868	4,402
Total sales	6,956	6,741	6,156	6,456	5,971

Board of Directors’ Proposal

As resolved by the Company’s Board of Directors, unappropriated retained earnings as of December 31, 2006 will be allocated as follows: (in millions of pesos)

To legal reserve	6
To new fiscal year	1,300

DECIO FABRICIO ODONE DA COSTA

Presidente

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd floor
Buenos Aires

Argentina

1. We have audited the consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corportation) and its subsidiaries as of December 31, 2006, and the related consolidated statements of income, of changes in shareholders equity and cash flows for the year then ended, and notes 1 to 22. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the above-mentioned financial statements based on our audit and on the report of the other auditors mentioned in paragraph 5.

2. We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors mentioned in paragraph 5 provide us with a reasonable basis for our opinion.

3. The accompanying financial statements were translated into the English language from those issued in Spanish in conformity with the Argentine National Securities Commission (“CNV”) regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4. As further explained in note 2 to the consolidated financial statements, the accounting practices applied by the Company conform to the accounting standards set forth by the CNV, and they do not conform to accounting principles generally accepted in the United States. The effects of the differences between the foregoing sets of accounting principles have not been quantified by the Company.

5. The consolidated financial statements of the related company Compañía de Inversiones de Energía S.A. (“CIESA”), proportionally consolidated by Petrobras Energía Participaciones S.A. (“PEPSA”) as of December 31, 2006, were audited by other auditors, whose report was furnished to us. Our opinion set forth in paragraph 8, insofar as it relates to the amounts included for such company, before considering the adjustments mentioned in note 9 to the consolidated financial statements, is based on the report of the other auditors. The assets and net sales of CIESA, incorporated by the proportional consolidation method and before considering the referred adjustments, represent approximately 13% and 6% of the respective consolidated totals as of December 31, 2006 and for the fiscal year then ended.

6. The report of the other auditors referred in paragraph 5 issued by other professionals on CIESA’s consolidated financial statements as of December 31, 2006 contains qualifications regarding: (a) the non-recognition of the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003 as required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, and (b) the uncertainty as to the ability of: (i) CIESA and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) to continue operating as a going concern, and, (ii) the uncertainty as to the recoverability of CIESA and TGS’s non-current assets if the assumptions underlying management’s projections about such assets do not materialize in the future. As described in note 9 to the consolidated financial statements, CIESA and its subsidiary TGS have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their tariffs (previously stated in US dollars), the ongoing renegotiation of the license and the devaluation of the peso. Additionally, in September 2005, CIESA entered into a debt restructuring agreement in connection with the debt on which it had previously defaulted, pending approval by certain regulatory authorities as of the date of this report. The plans of these related companies’ management in respect of the above are described in note 9 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA incorporated by the proportional consolidation method represent, in the consolidated financial statements of PEPSA, approximately 13% and 5% of the respective consolidated totals as of December 31, 2006 and for the fiscal year then ended.

7. As it is mentioned under the heading Operations in Venezuela in note 6 to the consolidated financial statements, in March 2006, Petrobras Energía S.A (“PESA”), a subsidiary of PEPSA, through its related companies and subsidiaries in Venezuela, signed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. certain Memoranda of Understanding with the purposes of migrating the operating agreements for the areas Oritupano Leona, La Concepción, Acema and Mata to other legal entities to be jointly owned by the Government of Venezuela and PEPSA’s subsidiaries and investees. Consequently, the Company accounted for its investments as of December 31, 2006 under the equity method, as indicated in the referred note. As of the date of issuance of the financial statements referred to in paragraph 1, among other aspects, the agreements for conversion of the operating agreements for all these areas have been signed and the referred jointly owned entities operating such areas have been organized and registered with the Public Registry of Commerce of Venezuela.

Additionally, as indicated in note 6 to the consolidated financial statements, the Company recorded other receivables in the amounts that, as estimated by the Company, can be used to pay acquisition bonds related to any new project of jointly owned entities focused on the development of oil exploration and production activities, or licensing for the development of gas exploration and production operations in Venezuela. Management estimated the equity value of the referred investments, the recoverable value thereof and the recoverable value of the referred receivables based on the best estimates available at December 31, 2006. However, the materialization of certain assumptions used by management is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

8. In our opinion, based on our audit and on the report of the other auditors mentioned in paragraph 5, subject to the effect of the potential adjustments, if any, as might have been determined to be necessary had the matters mentioned in paragraphs 6 and 7 been resolved, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects the financial position of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2006, and the results of their operations, the changes in shareholders’ equity and their cash flows for the year then ended, in conformity with professional accounting principles in force in the City of Buenos Aires.

9. The consolidated financial statements of PEPSA for the years ended December 31, 2005 and 2004, presented for comparative purposes, were audited by other auditors who issued a report on February 15, 2006, except for the changes mentioned in note 2 to the consolidated financial statements as of December 31, 2006 for which the date is February 8, 2007, containing an opinion on: (a) the referred consolidated financial statements as of December 31, 2005, based on their audit and on the reports of other auditors for the related companies CIESA and Compañía Inversora de Transmisión Eléctrica Citelec S.A. (“Citelec”), and (b) the referred consolidated financial statements for the year ended December 31, 2004, based on their opinion and on the reports of other auditors for the related companies CIESA, Citelec and TGS.

The referred auditors’ report on the consolidated financial statements of PEPSA as of December 31, 2005 and 2004 states that: (a) the auditors’ report on the consolidated financial statements of CIESA as of December 31, 2005 and 2004 included qualifications for uncertainties regarding: (i) the ability of the referred related company to continue operating as a going concern, and (ii) the recoverability of its non-current assets, and (b) the auditors’ report on the consolidated financial statements of TGS as of December 31, 2004 included qualifications for uncertainties as to: (i) the future development of TGS’s regulated business, and (ii) the recoverable value of its non-current assets.

In addition, the referred auditors’ report on the consolidated financial statements of PEPSA as of December 31, 2005 and 2004 included a qualification with respect to the uncertainties mentioned in the preceding paragraph with respect to CIESA and its subsidiary TGS.

Buenos Aires (Argentina), February 8, 2007

SIBILLE

Gabriel E. Soifer

Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006, 2005 AND 2004

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

 (Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (a)

 (Stated in millions of Argentine pesos - See Note 2.c)

2006	2005	2004
Cash provided by (used in) operations:			
Net income	1,064	729	775
Reconciliation to net cash provided by (used in) operating activities:			
Minority interest in subsidiaries	425	288	17
Equity in earnings of affiliates (Note 9.b)	(219)	(281)	(102)
Financial expense, net	(24)	29	45
Dividends collected (Note 9.c)	116	72	84
Depreciation of property, plant and equipment	1,121	1,209	1,156
Sale of oil areas	(85)	-	-
Impairment of assets - Areas in Venezuela (Note 6)	-	310	27
Impairment of assets - Gas areas in Argentina (Note 6)	-	88	-
Seniat claim - Venezuela	18	54	-
Reversal of the reserve for impairment of investments - Citelec and Enecor	(39)	11	-
Impairment of unproved oil and gas properties	78	16	119
Income tax provision	465	211	(317)
Income tax paid	(16)	(17)	(66)
Accrued interest	584	552	585
Interest paid	(491)	(515)	(627)
Other	63	21	(4)
Changes in assets and liabilities:			
Trade receivables	150	(375)	(409)
Other receivables	(277)	(110)	(72)
Inventories	(136)	(169)	(174)
Other assets	8	8	45
Accounts payable	130	96	333
Payroll and social security taxes	110	90	(25)
Taxes payable	(176)	(8)	83
Other liabilities	8	(311)	159
			1,632
Net cash provided by operations	2,877	1,998	1,632
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(2,175)	(1,757)	(1,189)
Sale of property, plant and equipment and interest in companies and oil and gas areas	124	-	-
Net decrease (increase) in investments other than cash and cash equivalents	56	62	(13)
Contributions and advances to unconsolidated affiliates	(27)	(1)	(6)
Reimbursement of contributions	-	14	9
Net cash used in investing activities	(2,022)	(1,682)	(1,199)
Cash provided by (used in) financing activities:			
Net (decrease) increase in short term debt	(6)	671	101
Receipts of long-term debt	300	205	580
Receipts of long-term debt from related companies	-	583	150
Payments of long-term debt	(589)	(2,061)	(1,241)
Cash dividends paid	-	-	(41)
Net cash used in financing activities	(295)	(602)	(451)
Effect of exchange rate change on cash	-	9	(6)
Increase (decrease) in cash	560	(277)	(24)
Cash and cash equivalents at the beginning of the year	790	1,067	1,091
Cash and cash equivalents at the end of the year (See Note 17.e)	1,350	790	1,067

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1. Business of the Company

Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. The Company holds 75.8% of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Peru, Venezuela, México and Colombia. The Company fiscal year ends on December 31 of each year.

2. Basis of presentation

Petrobras Participaciones consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately the minority interests in the subsidiaries. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The companies under joint control are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Compañía Inversora de Transmisión Eléctrica Citelec S.A. (“Citelec”). The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía commited to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Participaciones to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (see Note 9.II).

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a) transactions with the Company are not a high proportion of the entity’s activities abroad;

b) foreign business activities are partially financed with funds from their own transactions and with local loans;

c) sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d) the Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the foreign business activities.

Upon applying the translation method, the foreign transaction are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at current value are converted at the closing exchange rates.

* Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

Remeasurement results are recognized in the Statements of Income as “Financial results”.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the foreign operations is disclosed in the Shareholders’ equity as “Deferred results”.

Exchange differences arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investment in foreign entities are recorded in the “Deferred Results” account (See note 2.f).

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved the Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through the General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement according to the constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued the Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company's financial position.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures which have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of December 31, 2006, 2005 and 2004 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company, after considering the adjustments to correspond to the Company's valuation methods.

f) Changes in professional accounting standards

On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005, 2004 and 2003 are described below:

(i)   In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii)  The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company Management opted to book this effect in accordance with the International Financial Reporting Standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as item between liabilities and shareholders' equity ("mezzanine account") and, instead, are disclosed in shareholders' equity.

The financial statements for 2005 and 2004 fiscal years shown on a comparative basis have been modified pursuant to General Resolutions No. 484 and No. 485 and according to Technical Resolutions No.17 and No.18.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each year, including accrued interest, if applicable.

The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining, distribution and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from natural gas processing: at replacement or reproduction cost, as appropriate.

Advances to suppliers: based on the amounts of money delivered.  Amounts in foreign currency were converted into pesos at the applicable exchange rate for the settlement of these transactions.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed Government Securities of easy trading: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest, according with the specific clauses for each operation. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market prices at the end of each year.

Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates as of December 31, 2006, 2005 and 2004 or the best available financial information.

For the determination of the Company's equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these consolidated financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

The value under the equity method is stated at recoverable value if such value is exceeded.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d) Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each year.

The total amount of receivables is net of an allowance for doubtful account, in providing such allowances, the Company evaluates different factors, including the clients’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are at face value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated in constant currency, according to Note 2.c), less related accumulated depreciation.

Property, plant and equipment related to foreign operations were converted into the functional currency, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) outlines, issued by the Accounting Standard Board from the United States. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are charged to expense during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The value of Transportadora de Gas del Sur S.A.´s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated into constant pesos as explained in Note 2.c)

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during the process.

The actual costs of major maintenance, repairs and the mayor maintenance that certain plant facilities require on a periodic basis are charged to expense when incurred.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the discounted amount payable.

The Company estimates its reserves at least once a year. The Company's reserve estimates as of December 31, 2006, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 93% of the Company’s estimated reserves.

The Company 's remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The value of property, plant and equipment, do not exceed its recoverable value. Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, minimum presumed income tax and withholdings on export of hydrocarbons:

The Company and its subsidiaries estimates income tax on an individual basis under the deferred tax method.

The deferred tax balance as of the end of each year has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax measurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the loss can be utilized.

The deferred tax assets and liabilities have been valued at its face value. (See Note 2.f).

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year's taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax assets have been valued at its discounted values.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador, Bolivia, Austria and España the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35% respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement since 2002, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of  hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products and 20 % for LPG. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45. In the case of natural gas, an aliquot of 45% is applicable on the gas import price from Bolivia. The effect of such withholdings is deducted from the respective selling prices.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the years in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía to the trust fund. For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the net amount resulting from the present value of the obligation, determined as mentioned above, the unrecognized prior service cost, the unrecognized actuarial results and, the present value of the plan assets, if any, to be directly used to repay the obligations.

k) Unfavorable contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Basic/diluted earnings per share:

The basic earning per share is calculated by dividing a company’s profit for the year by the average number of shares outstanding during that year, net of the Company’s own shares. The diluted earning per share is calculated by dividing a company’s profit for the year by the average number of shares outstanding during that year, net of the Company’s own shares and the shares deliverable in connection with the Stock Option Plan (see Note 15).

m) Shareholders – equity accounts:

They were restated into constant currency, according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and is deducted from the shareholders’ equity at acquisition cost. The “Deferred Results” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.

The movements of the deferred results are the following:

n) Revenue recognition:

The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and electricity. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production, in which the Company has a joint interest with other producers are recognized on the basis of the contractual participating interest in each consortium, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from our contractual interest in the consortium. As of December 31, 2006, 2005 and 2004, gas imbalance liabilities were 5, 6 and 6, respectively, attributable to 124, 160 and 148 million cubic meters, respectively.

Revenues from sales resulting from the natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts, are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, the revenues are recognized when services are rendered.

Sales revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

o) Statement of income accounts:

Restated into constant currency , according to Note 2.c), considering the following:

- The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

- Depreciation and consumption expenses related to non-monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities, net of the effects of capitalized financial expenses.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of that date directly related to the acquisition, construction, or production of property, plant and equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that which was granted by the supplier of the goods, that which was billed in foreign currency, or that which was obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which - among other measures - abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from that date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As of December 31, 2006, 2005 and 2004, the Company has capitalized exchange differences, through the investment in CIESA, amounting to a residual value of 24, 25 and 26. Additionally, as of December 31, 2004, the Company has capitalized exchange differences, through the investment in Citelec, amounting to a residual value of 17.

5. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in Shareholders´ equity. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statements of income under “Financial income (expense) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

The Company makes forward sales of US dollars in exchange for Argentine pesos. During the current fiscal year, the Company recognized a 5 profit. As of December 31, 2006 and 2005 the face value of effective contracts amounts to US$ 18 million and US$ 52 million, respectively, at the average exchange rate of 3.26 and 3 Argentine pesos per US dollar, respectively.

Without considering the above-mentioned operations, as of December 31, 2006, the Company did not have positions in derivatives instruments.

6. Oil and gas areas and participation in joint ventures

As of December 31, 2006, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, are disclosed in Note 22.h).

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Peru are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina for the production of crude oil and natural gas. The wellhead price is calculated by deducting from the sales price obtained in  transactions with third parties, or from the product price prevailing in the domestic market in case the product is subject to industrialization processes, freight and other expenses to make it available for sale. Through Decrees Nos. 225/06 and 226/06, issued in February 2006 and effective March 1, 2006, the Government of the Province of Neuquén provided that oil royalties are to be calculated and paid considering as reference the international price of crude oil (WTI), while gas royalties are to be calculated and paid on the basis of the average price at the border of natural gas imported from Bolivia into Argentina. In April 2006, Petrobras Energía filed a declarative judgment action and requested provisional remedies from Federal Court No. 1 of the Province of Neuquén, specifically requesting the court to declare that, in accordance with the applicable legal provisions, the royalties for oil and gas concessions awarded by the Federal Government should be calculated and paid as provided by Law No. 17,139 and the regulations issued by the Argentine Secretary of Energy in its capacity as enforcement agency and, hence, that the Company is not subject to Decrees Nos. 225/2006 and 226/2006 or to any other provincial regulation issued or to be issued in the future that departs from, alters or amends the provisions of Law No. 17,319 and the related regulations issued by the Secretary of Energy in its capacity as enforcement agency of said Law. The Federal Court No.1 of the Province of Neuquén resolved it may not hear the case in the first instance on the grounds of lack of jurisdiction and the record was sent to the Federal Court of Appeals of General Roca which in October 2006 resolved that the Argentine Federal Supreme Court of Justice had to hear the case upon the exercise of original jurisdiction. The record was sent to the above mentioned Supreme Court in November 2006. The Company has sufficient grounds to believe the amount claimed by the Province of Neuquén is inadmissible and, consequently, these financial statements do not recognize any effect that may derive from the amount claimed. The amount claimed by the Province (according to the royalty estimate made by the Province) would be approximately 39.

In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of  December 31, 2006, was 27%.  Production of natural gas in Peru is subject to a fixed royalty of 27.5%.

In Venezuela, the partially state-owned companies (“mixed companies”) organized for the purpose of continuing with the operation of the areas in Venezuela (see Operations in Venezuela) will be subject to royalty payments of 33.33% and, in addition, they will be required to pay an amount equivalent to any difference in short between 50% of the value of oil & gas sales during each calendar year and the sum total of royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues of the mixed companies. Mixed companies shall sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons produced in the delimited area and the associated natural gas (when so provided in the agreement), according to a price formula associated with international benchmarks such as WTS and WTI and Venezuelan basket crude oils.

In Bolivia, pursuant to the terms of the contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) approved by the National Legislature on November 28, 2006 and issued on January 11, 2007, Petrobras Energía branch will perform at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB will own the hydrocarbons, pay royalties, direct interest, and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and will apply the remaining amount to pay, in the first place, 80% of the costs and depreciations associated to the development and exploitation of Petrobras Energía branch, and the rest will be shared by YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. At such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production, depending on the crude oil quality factor. For the intermediate price ranges, an increasing scale of price was applied.  The selling price of the Palo Azul crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of  December 31, 2006, the Government's equity interest in the oil produced at the Pata and Palo Azul fields was 25.8% and 50,5%, respectively.

Investment commitments

In Argentina, with respect to the consortium set up to explore, develop, operate and sell the oil & gas from three offshore areas denominated ENARSA 1 (E1),  CCM2 and ENARSA 3 (E3), the company has undertaken investment commitments for about US$ 22 million, mostly referred to 3D-seismic prospecting work. This amount includes US$ 8 million from financing of investments in connection with Energía Argentina S.A. (Enarsa), which, in the event of a commercial discovery, will be reimbursed to Petrobras Energía.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, and has committed to perform an environmental impact study, as well as to registry, process and interpret 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million.  Compliance with such commitment is subject to the solution of the situation described in “Operations in Ecuador – License of Block 31”.

With respect to its equity interest in the Tierra Negra area, in Colombia and Lote X, in Peru, the Company has undertaken commitments for about US$ 7 million and US$ 3 million, respectively, to invest in exploration. Additionally, in Colombia, the consortium Tibú, where Petrobras Energía has 30%, will invest US$ 40 million.

Asset Retirement Obligations

The following table summarizes the movements in liabilities for the asset retirement obligations for the years ended December 31, 2006, 2005 and 2004.

Suspended well costs

The following table provides the year-end balances and movements for suspended exploratory well costs.

Operations in Ecuador

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the project related to the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 foresee the free produced crude oil availability.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us to enter to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  A constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the prohibition of entry into Parque Nacional Yasumí. The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which as of the date of these consolidated financial statement has not pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which was approved in December 2006. As of the date of these consolidated financial statements, a new environmental license is being issued, the granting of which will allow to resume block development works.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

In relation with the development and exploitation of Block 31 and 18, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others.  As of  December 31, 2006 this figure amounted to US$ 2.27 per barrel. The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the probability estimated for the Block 31 development and the new vision about the Block 31 reserves potentiality. Considering this situation, and for the purpose of mitigating the resulting effects, the Company negotiated committed transportation capacity volumes. As of December 31, 2006, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day from July 2004 to December 2012 and 16,000 barrels a day during two years starting from December 2006). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, the Company should hold letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of  December 31, 2006 the Company held letters of credit for a total amount of about US$ 123 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co. Ltd.

In January 2005, Petrobras Energía entered into a previous agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume the payment of 40% of the crude oil transportation agreement entered into with OCP. During the transition and until Block 31´s production reaches the above mentioned levels, only effective among the parties and subject to the terms and conditions mentioned above, Teikoku will assume the payment of 20% of such agreement as from July 1, 2006. In addition, and only with effect among the parties and subject to the agreed upon conditions, Teikoku will make a single payment for an additional 20% of the agreement for the shorter of the following periods: (a) from July 1, 2006, until Block 31 reaches the abovementioned production level; or (b) the consecutive 18 months prior to such production level. On January 11, 2007 the Ecuadorian Ministry of Mining approved the agreement.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas. These instructions establish that all the necessary measures shall be taken to convert all operating agreements currently effective into mixed companies in which the Government will hold an ownership interest of over 50% through PDVSA.

As a previous instance to the adjustments of the operating agreements to the new business scheme, on September 29, 2005, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed provisional agreements with PDVSA, whereby it committed itself to negotiate the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata into mixed companies. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the Petrobras Energía Participaciones S.A. Extraordinary Shareholders´ Meeting, which issued a favorable opinion in this regard.

In view of the new operating conditions foreseen in the conversion agreements, as of December 31, 2005, the Company booked allowances in the amount of 424 to adjust the book value of its assets in Venezuela to their recoverable value, out of which 255 relate to property, plant & equipment, 110 to deferred tax assets, and 59 to non-current investments.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed with PDVSA and with Corporación Venezolana del Petróleo S.A. (CVP) respective Memorandums of Understanding (MoU) for the purpose of migrating the operating agreements over the areas Oritupano Leona, La Concepción, Acema and Mata to mixed companies. The MoUs above mentioned provide that the private partners’ equity interests in the mixed companies are 40%, with the remaining 60% to be held by the Venezuelan government. As a consequence of the above mentioned, the direct and indirect equity interests of Petrobras Energía in the mixed companies which will operate the areas Oritupano Leona, La Concepción, Acema and Mata will be 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP will recognize a divisible and transferable credit in favor of the private companies that will participate in the mixed companies -- with respect to Petrobras Energía's equity interest it will amount to US$ 88.5 million --, which will not accrue interests and could be applicable to the payment of acquisition bonds in the framework of any new mixed-ownership company project for oil exploration and production activities, or of licenses for gas exploration and production operations in Venezuela. The granting of the credit mentioned above was subject to compliance with certain formalities, including, among others, the execution of agreements for the conversion into mixed companies, the organization and registration of companies with the Board of Trade of Venezuela and the publication of a decree for the transfer of production areas to mixed companies.

In August 2006, conversion agreements relating to the Oritupano, Leona, La Concepción, Acema and Mata areas were subscribed, which agreements were consistent with the terms and conditions provided in the MOU. Subsequently, Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were organized and registered with the Board of Trade of Venezuela, and the Venezuelan Executive Branch issued the decrees for the transfer of rights to the first three companies and the respective shareholders made the required capital contributions.

The respective MoUs provide that migration will have economic effects as from April 1, 2006. In the meantime, and until mixed companies become operational, operations of the consortia are conducted and financed by Petrobras Energía Venezuela under the supervision of a temporary executive committee made up by a majority of representatives of PDVSA.

Due to the ownership structure and governance system defined for the mixed companies, as from their respective organization dates, April 1, 2006, the Company will discontinue the line-by-line consolidation of the assets, liabilities, results and cash flows of the mentioned operations exposing the assets and the related net results as non-current Investments and Equity in earnings of affiliates, respectively.

As of December 31, 2006, the results of operations of mixed companies were estimated by the Company on the basis of the best information available. As of that date, investments in mixed companies in Venezuela are recorded net of an impairment charge of 186 to adjust the book value to their estimated recoverable value. In addition, and since as of December 31, 2006 the formalities required for its recognition by PDVSA were completed, the Company recorded a divisible and transferable credit recognized in its favor upon execution of the conversion agreements. This credit, net of an impairment charge of 92 to adjust the book value to its estimated recoverable value, totals 180.  Certain estimates will materialize subject to occurrence of future facts, some of which are beyond the Company’ direct control. Entries made on the basis of the facts and circumstances described above may differ from those entries to be made once such facts and circumstances have been defined.

Recoverability of investments in Argentine oil & gas areas

The regulations issued by the Argentine Government from 2002 substantially modified the profitability conditions of the energetic business in Argentina. Considering that situation, during 2003 and 2002, the Company adjusted the book value of certain investments in oil and gas producing areas in Argentina to their recoverable value.

As of December 31, 2005, based on the change in the prospects of the gas business evolution in Argentina, and after analyzing the recoverability of its assets, the Company recognized earnings in the amount of 44 related to the reversal of prior impairments. This new scenario considers the regulatory changes made by the Argentine Government aimed at restoring the sector's profitability conditions, including the formulation of a price path that provides for the normalization of the price of gas for 2007.

In addition, as of December 31, 2005, as a consequence of the drop in reserves mainly resulting from the technical review of ongoing projects, the Company adjusted the book value of certain oil and gas assets to their recoverable value, accounting for a loss of 132.

Divestments of equity in oil and gas areas

In October, 2006, Petrobras Energía S.A. sold the 100% of the rights and obligations relating to the concessions of the Refugio Tupungato and Atamisqui areas, recording a gain of 85 in “Other income (expenses), net”.

7. Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the fiscal year ended December 31, 2006, were made mainly to Petroperú Petróleos del Perú S.A, Petrobras International Finance Co., Petróleos de Venezuela S.A. and Empresa Nacional del Petróleo de Chile (ENAP), and sales to such entities represented about 8%, 4%, 3% and 3%, respectively, of sales for such fiscal year, before deducting export duties.

Sales for the fiscal year ended December 31, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. and ENAP, and sales to such entities represented about 7%, 4%, 4% and 3%, respectively, of sales for such fiscal year, before deducting export duties.

Sales for the fiscal year ended December 31, 2004, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Glencore AG. and Petrobras International Finance Co., and sales to such entities represented about 12%, 7%, 3% and 2%, respectively, of sales for such fiscal year, before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and the Company’s Management considers that such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8. Inventories

     The breakdown of current and non-current inventories as of  December 31, 2006, 2005 and 2004, is as follows:

9. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected from affiliates for the fiscal years ended December 31, 2006, 2005 and 2004, are as follows:

a) Investments

b) Equity in earnings of affiliates

(i)

Includes 23 and 23 to adapt Citelec´s accounting principles to those of the Company for the fiscal years 2005 and 2004, respectively, and an allowance for investment depreciation of (59) for the fiscal year 2005.

(ii) Includes 2 to adapt TGS´s accounting principles to those of the Company for the fiscal years 2004.

c) Dividends collected from affiliates

I. Petrobras Energía´s corporate reorganization

On January 21, 2005, the Special Shareholders´Meeting of Petrobras Energía, Eg3 S.A. ("Eg3") and Petrobras Argentina S.A. ("PAR"), and the Special Partners´ Meeting of Petrolera Santa Fe S.R.L. ("PSF"), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies would be considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.

As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock, and (b) Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at Argentine pesos 1,009,618,410.

Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. In the same manner, Petrobras Energía Participaciones has considered such outlines for the valuation of its equity in Petrobras Energía. Although Generally Accepted Accounting Principles effective in Argentina and IFRS, which are applied on a suppletory basis, refer to business combinations, they do not deal with such transactions when carried out among companies of the same economic group. IFRS establish that in case that a situation or topic is not subject of an International Accounting Standard, management could consider other standards-issuing institutions´ pronouncements that apply similar frameworks, as well as other accounting literature and general practices accepted by different sectors of activity, insofar as they are not inconsistent with IFRS framework.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for this market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control be accounted for using the pooling-of-interest method.

According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts as of the effective merger date.

II. Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c) Citelec:

The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Upon obtaining approval by the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest.  The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department.

In August 2006, Petrobras Energía and EP Primrose Spain S.L., a company controlled by Eton Park Capital Management, entered into a stock purchase agreement for the transfer to the latter of a 50% interest in Citelec. The stock purchase agreement provides for a fixed sales price of US$ 54 million,  plus an earn out relating to the result of the comprehensive rate review determined for Transener and its controlled company Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba). The above mentioned investment commitment will become effective upon approval by the pertinent regulatory agencies and authorities.

d) Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the Concession Agreement.  Any transfer of shares requires ENRE’s prior authorization.

As a result of the agreements reached for the divestment of Citelec, on June 13, 2006 Petrobras Energía’s Board of Directors accepted the terms and conditions of the binding offer submitted by Eton Park Capital Management for the purchase of its 22.22% equity interest in Yacylec, in the amount of US$ 6 million, when the divestment commitment will be effective.

III. Situation of the interests in public utility companies

The scenario after enactment of the Public Emergency Law significantly changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, CIESA, TGS and Transener suspended the payment of their financial debts. TGS and Transener restructured their financial debt through their own processes, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that Ministry of the Economy renegotiate the agreements executed with public utilities. The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that the proposal does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts may take effect during 2006. TGS stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms. In June and November 2005, TGS received two new proposals from the UNIREN, which was made in conformity with the previous one and incorporating as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholders in CIESA, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving it should it be fairly compensated. During  2006, UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals.

In May, 2005, Transener and Transba signed memorandum of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. After fulfilling several steps, the memorandums of understanding were ratified by the Executive Branch in November 2005.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this Letter of Understanding, in August 2005, the parties signed a Memorandum of Understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement. The document establishes that from the execution of the Letter of Understanding through September 30, 2006, a complete rate review will be performed, which will allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec regarding a change in its interest or the sale of its shares in Edesur.  As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders shall suspend all pending claims that are based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement was approved by the Procuración del Tesoro de la Nación (General Attorney), the Sindicatura General de la Nación (office in charge of controlling federal expenditure and management) and the Congress, and was ratified by the Executive Branch on December 28, 2006 (see note 21).

As of December 31, 2006 the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 210, 509 and 167 (net of adjustments made to adapt Ciesa, Distrilec and Citelec’s valuation method to those of the Company of (239), (104) and (86), respectively, and 56 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 35. As of December 31, 2005, the valuation of the equity interests in CIESA, Distrilec and Citelec amounted to 142, 546 and 143 respectively (net of adjustments made to adapt  Ciesa , Distrilec and Citelec’s valuation method to those of the Company of (249), (113) and (86), respectively, and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 59. As of December 31, 2004, the valuation of the equity interests in CIESA, TGS, Distrilec and Citelec amounted to 30, 50, 555 and 7 respectively (net of adjustments made to adapt Ciesa and TGS’s valuation method to those of the Company of (219), (112), (123) and (109), respectively, and 87 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. In the estimation of the recoverable value of the investment in Distrilec, the Management considered the mentioned effect of the letter of understanding signed by Edesur with the UNIREN. The estimation of the recoverable value of the investment in Citelec, is based on the probable net realizable value (See Note 9.II.c).

IV. CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers in two successive steps. As a first instance, and after the relevant regulatory authorities’ approvals, Enron transferred on August 29, 2005, 40% of the shares issued by CIESA to a trust and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock) to Enron. In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance. The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concludes on January 2007, and to date the proceedings are pending to solve by ENARGAS.

Once the debt restructuring is completed (Note 10.V), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

V. Petrobras Bolivia Refinación S.A.

In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus effecting what it calls "the nationalization of oil and gas".

The abovementioned decree also provides that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one share of the shares in a number of companies, among which is Petrobras Bolivia Refinanción S.A. The stock transfer will be made once both parties agree upon the value of the economic compensation YPFB will pay to the Company and certain corporate and legal requirements are complied with. The Company’s Management does not have any information available to anticipate the effects, if any, that the new legislation may have on the business new scenario. As of December 31, 2006, the investment in Petrobras Bolivia Refinanción S.A represents about 1% of the Company's consolidated assets.

10. Financing

The detail of debt as of December 31, 2006, 2005 and 2004, is as follows:

(a)

Includes 398, 682 and 1,056 corresponding to current portion of long term debt for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

I. Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

Petrobras Energía S.A. keeps a global corporate bond program, for the term of five years counted starting May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of December 31, 2006, there remained outstanding the following classes of corporate bonds under the medium-term global program:

- Class G, for a face value of US$ 250.1 million maturing in January 2007 at a 9% annual rate.

- Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

- Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

- Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at nine-month period LIBOR plus 1%.  As of  December 31, 2006 the amount of US$ 87.4 million is effective in this class.

- Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of  December 31, 2006, as they were not completely exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

- Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of  December 31, 2006 under the medium-term Global Program whose date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.

The proceeds from all issuances of all the corporate notes under both programs were used to refinance liabilities, and increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within the “Other receivables” account.

II. Cross default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the creditor bank shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series notes does not include cross default covenants.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the loan agreements.

III. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion. As of  December 31, 2006 the amounts outstanding from the financing of the plant were US$ 12 million, of which US$ 7 million approximately is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

IV. Edesur Indebtedness

Edesur keeps a global corporate bond program, for the term of five years counted starting October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of December 31, 2006, Class 6 is outstanding under such program, with a face value of 80, due in 3 years, accruing interest at a variable rate calculated on the basis of a reference rate published by the Banco Central de la República Argentina (Central Bank of Argentina), at a minimum 4% annual rate, plus a differential margin of 3% per annum. As of December 31, 2006, the amount of 60 is effective in this class.

In August 2006, Edesur obtained in the local market a syndicated loan in the amount of 150, with principal to be repaid in three semi-annual installments beginning February 2009, at a variable interest rate.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements. As of the date of these consolidated financial statements, Edesur has complied with all terms and conditions contained in the loan agreements.

V. CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.III), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, in the amount of US$ 271 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements are prepared using the on going concern basis of accounting and therefore such financial statements do not reflect any adjustment that may derive from the solution of uncertainties resulting from the debt restructuring process.

As of December 31, 2006, TGS’s financial debt mainly corresponds to tranches A, B-A and B-B issued in December 2004 for the purpose of refinancing and restructuring the terms and conditions of previous loans. The payments of interest and principal on such loans were suspended in May 2002. Tranche A, with a residual nominal value of US$ 204 million, includes notes for US$ 126 million, with quarterly principal amortization payments until December 2010 and accruing interest at a 5.3% annual rate for the first year up to 7.5% for the last year. Tranches B-A and B-B, for a nominal value of US$ 434 million, include notes for US$ 255 million, with quarterly principal amortization payments as from March 2011 until December 2013, with interest accruing at a 7% annual rate for the first year up to 10% for the last year, plus additional interest as from  December 2006 which in the case of tranche B-A, ranges between 0.75% and 2% subject to a results indicator and in the case of tranche B-B between 0.60% p.a. increasing 5 basic points each subsequent year up to 0.90% for the last year. Financial obligations include an acceleration clause, the enforcement and amount of which, if applicable, are subject to the debt coefficient, the liquidity level and subsequent payments to be made by TGS.

The notes were issued under the Global Program for the issue of notes up to a maximum amount of US$ 800 million, the creation of which was approved at a Shareholders’ Meeting held on April 2, 2004 and authorized by the CNV on October 28, 2004.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

The new debt has an early amortization clause, the application and amount of which, as the case may be, depends on the consolidated debt coefficient, the liquidity level and certain payments to be made subsequently by TGS.

TGS’s Special Shareholders’ Meeting held on December 21, 2006 approved the creation of a global program for the issue of notes for a maximum amount of US$ 650 million. The Global Program was authorized by the CNV on January 18, 2007.

VI. Detail of long-term debt

Long-term debt as of December 31, 2006 is made up as follows:

(i) See Note 10.V.

The maturities of long-term debt as of December 31, 2006 are as follows:

11. Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electrical power generation in Argentina.

Petrobras Energía contributes to this fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The amount of funds to be contributed by all wholesale electric market private creditors is initially estimated at US$ 520 million, of which US$ 41 million were provided by Petrobras Energía.

On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each. The estimated chronogram establishes to start operating gas turbines during the first semester of 2008 and the complete combined cycles at the end of the same year. Construction costs of both power plants are estimated at US$ 1,080 million, approximately 48% of which would be financed through contributions to the FONINVEMEM and the remaining balance through an additional demand charge.

Two trusts were created within CAMMESA’s sphere of responsibility for the purchase of equipment and the construction, operation and maintenance of the power plants. The funds corresponding to the FONINVEMEM and the specific charge will be deposited in the trusts. Purchase of the equipment, construction, operation and maintenance of each power plant will be the responsibility of Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., who will act on behalf of the respective trusts. Petrobras Energía holds an interest of approximately 8% in both companies. These plants will be subject to a 10-year contract with CAMMESA for the supply of electric power for 80% of generated power, at a price covering all their costs and the payments to the FONINVEMEM liquidation. The companies may freely dispose of the remaining 20% of generated power. Upon expiration of the supply agreement, ownership of the assets under the trust will be transferred to the companies.

The amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at LIBOR + 1% per year, will be reimbursed to Petrobras Energía and the other MEM creditors in 120 monthly installments out of the trust funds received during the life of the electric power supply agreement with CAMMESA.

12. Income tax and deferred tax

The Company’s provision for income tax disclosed in the Consolidated Statements of Income and deferred tax were comprised of the following:

(1) 311 are presented in the non-current “Other receivables” line and 1,451 are presented in the non-current “Taxes payable” line.

(2) 400 are presented in the non-current “Other receivables” line and 1,371 are presented in the non-current “Taxes payable” line.

(3) 600 are presented in the non-current “Other receivables” line and 1,508 are presented in the non-current “Taxes payable” line.

(4) Upon the issuance of the annual financial statements, the Company’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

The reconciliation of the tax provision at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

13. Contingencies, allowances and environmental matters

The movements of reserves for contingencies and allowances were as follows:

Account	Balances at the beginning of the year	Net increase (decrease)	Balances at the end of the year
Deducted from assets:			
Current			
For doubtful accounts	85	25	110
For other receivables	-	92	92
For other tax credits (Note 17.a)	88	(42)	46
Inventories' obsolescence (Note 8)	3	(2)	1
For investments (Note 9)	59	(24)	35
	235	49	284
Non-current			
For other receivables			
Tax loss carryforwards	1,274	(120)	1,154
Deferred tax losses	85	(85)	-
For investments (Note 9)	175	176	351
For property, plant and equipment	656	(301)	355
Inventories' obsolescence (Note 8)	2	(1)	1
	2,192	(331)	1,861
TOTAL 2006	2,427	(282)	2,145
TOTAL 2005	1,943	484	2,427
TOTAL 2004	2,323	(380)	1,943
Included in liabilities:			
Current			
For contingencies			
Labor and commercial contingencies	48	47	95
	48	47	95
Non-current			
For contingencies			
Labor and commercial contingencies	103	(18)	85
	103	(18)	85
TOTAL 2006	151	29	180
TOTAL 2005	107	44	151
TOTAL 2004	121	(14)	107

a) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these requirements are currently interpreted and enforced, including sanitation commitments assumed. The Company has not incurred any material pollution liabilities as a result of their operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’s business.

b) Value-added tax on operations in Ecuador

In August 2001 the Ecuadorian Tax Authority (SRI) informed that it will not refund the tax credit for VAT paid on the import and local acquisition of goods and services necessary for the production of hydrocarbons for export purposes because in its opinion such item has already been considered when determining the parties’ respective shares of the oil production. The resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On August 11, 2004, the Ecuadorian National Congress passed a VAT interpretation law which provides that the refund of the tax is not applicable to the oil industry. As of December 31, 2005, due to the uncertainty limiting the recoverability of tax credits for VAT, the Company recorded an 88 allowance.

On December 12, 2006, Ecuadortlc S.A. signed with the SRI, the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in Block 18. The agreement provides the basis for the refund of credits accrued in the July 1999–May 2005 period. Accordingly, Ecuadortlc S.A. will be refunded US$ 8 million. Since the same recognition criteria will be used to assess the refund of subsequent credits accrued up to the closing date, the Company refund is estimated at US$ 12 million. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.

Since as of the date of these financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI o by renegotiating its share of oil production, since at the time of determining the respective shares of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of December 31, 2006 the Company recorded an allowance of 46 related to these receivables.

c) Amendment to Ecuador’s Hydrocarbons Law

In April 2006, the Ecuadorian State approved an Amendment to the Hydrocarbons Law which recognizes in favor of the Ecuadorian State a minimum 50% interest in extraordinary income from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price as of the date of execution of the relevant agreements, stated in constant values as of the month of settlement. In July 2006 the respective regulations thereunder were issued, and Ecuadortlc S.A. and Petroecuador had differences as to their interpretation. In order to put an end to this uncertainty and at Ecuadortlc S.A.’s request, Petroecuador requested the Attorney General (“Procurador General del Estado”) to issue a decision in that respect. On October 12, 2006 Ecuadortlc S.A. took notice of the Opinion issued by the Attorney General whereby income from Palo Azul was exempted from the effects of the amendment considering that the relevant exploitation agreement already contains contractual terms and conditions under which the Ecuadorian State has a share of over 50% in revenues. Notwithstanding such decision, in January 2007 Petroecuador submitted to Ecuadortlc S.A. a new settlement as a result of the application of the beforementioned Law in favor of the State in the amount of US$ 26 million from April 2006 to December 2006. Although, in the opinion of its legal advisors, Ecuadortlc S.A. has legal grounds to consider the claim inadmissible, as of December 31, 2006 Ecuadortlc S.A. maintains a 37 allowance on receivables related to the payments made to Petroecuador prior to the issuance of the Attorney General’s Opinion, the refund of which was requested by Ecuadortlc S.A.

d) Other issues

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company holds no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14. Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of December 31, 2006, which are not disclosed in the remaining notes, amount to 41.

In addition, as of December 31, 2006, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6)

15. Social benefits and other benefits of Petrobras Energía

a) Defined contribution plan

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan for all of the Petrobras Energía’s employees.  Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the employees that will subscript to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the fiscal years ended December 31, 2006 and 2005, Petrobras Energía recorded a loss of 3 and 7, respectively, attributable to such benefits.

b) Defined benefit plan

Indemnity Plan

This is a defined benefit plan for all the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per years of service at the company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory Fund

This is a defined benefit plan for all employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided in Petrobras Energía’s Bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  For this reason, theassets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

As of December 31, 2006, 2005 and 2004 the most relevant actuarial information on the defined-benefits pension plan is as follows:

(a) weighted-average according to the benefits age.

c) Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of December 31, 2006 the exercised options amounted to 4,809,399, almost entirely in cash.

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”). As of December 31, 2006 the exercised options amounted to 496,043, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii. 352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. As of December 31, 2006 options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly 3, 3 and 6 were charged to operating expenses for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

The following table presents a summary of the status of the Company´s stock option plans as of December 31, 2006, 2005 and 2004.

As of December 31, 2006 the weighted average remaining contractual life is three months.

16. Capital stock and restrictions on unappropriated retained earnings

As of December 31, 2006 the Company's capital stock totaled $2,132,043,387. The following table presents the changes in capital stock in the last three fiscal years:

	December, 31
	2006	2005	2004

Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to outstanding legal provisions, 5% of the net income of the fiscal year plus or less adjustments to the prior years should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17. Other receivables, other liabilities, other operating expenses, other income (expenses), net and supplemental cash flow information.

 (1)

To ensure completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of  December 31, 2006 the Company accrued a profit of 22.

(2) Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

As of December 31, 2006, 2005 and 2004, the accounts payable increased for the acquisition of property, plan and equipment in the amount of 15, 56 and 176, respectively.

18. Balances and transactions with related companies

The outstanding balances from transactions with related companies as of December 31, 2006, 2005 and 2004 are as follows:

The main transactions with affiliates for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows:

19. Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. According to this, the identified business segments are as follows:

a) The Oil and Gas Exploration and Production segment is composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) The Refining and Distribution segment includes the Company´s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company´s interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A.

c} Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil plants and interest in Petroquímica Cuyo S.A.

d) Gas and Energy segment comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations includes the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations includes Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

Consolidated Statement of Income	2006 Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Gas and Energy: Marketing and Transportation of Gas	Gas and Energy: Electricity	Corporate and Eliminations	Total
Net sales							
To third parties	2,653	4,262	2,447	1,202	1,181	-	11,745
Inter-segment	2,128	269	43	184	26	(2,650)	-
	4,781	4,531	2,490	1,386	1,207	(2,650)	11,745
Cost of sales	(2,119)	(4,715)	(2,183)	(1,050)	(863)	2,679	(8,251)
Gross profit	2,662	(184)	307	336	344	29	3,494
Administative and selling expenses	(288)	(290)	(177)	(28)	(116)	(195)	(1,094)
Exploration expenses	(117)	-	-	-	-	-	(117)
Other operating (expenses) income, net	(78)	6	32	37	(36)	(96)	(135)
Operating income (loss)	2,179	(468)	162	345	192	(262)	2,148
Equity earnings of affiliates	89	114	15	-	1	-	219
Other (expenses) income	(860)	97	(49)	(252)	(46)	(193)	(1,303)
Net income (loss)	1,408	(257)	128	93	147	(455)	1,064

2005						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	2,935	3,572	2,140	1,009	999	-	10,655
Inter-segment	1,722	284	38	110	18	(2,172)	-
	4,657	3,856	2,178	1,119	1,017	(2,172)	10,655
Cost of sales	(2,022)	(3,749)	(1,801)	(849)	(757)	2,132	(7,046)
Gross profit	2,635	107	377	270	260	(40)	3,609
Administative and selling expenses	(248)	(251)	(143)	(22)	(86)	(191)	(941)
Exploration expenses	(34)	-	-	-	-	-	(34)
Other operating (expenses) income, net	(314)	(5)	33	32	(4)	(71)	(329)
Operating income (loss)	2,039	(149)	267	280	170	(302)	2,305
Equity earnings of affiliates	15	101	7	127	31	-	281
Other (expenses) income	(1,551)	77	(87)	(235)	(78)	17	(1,857)
Net income (loss)	503	29	187	172	123	(285)	729

2004						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Statement of income							
Net sales							
To third parties	2,080	3,085	1,857	930	811	-	8,763
Inter-segment	1,567	274	20	49	14	(1,924)	-
	3,647	3,359	1,877	979	825	(1,924)	8,763
Cost of sales	(1,737)	(3,102)	(1,503)	(711)	(628)	1,900	(5,781)
Gross profit	1,910	257	374	268	197	(24)	2,982
Administative and selling expenses	(221)	(244)	(123)	(22)	(75)	(162)	(847)
Exploration expenses	(133)	-	-	-	-	-	(133)
Other operating (expenses) income, net	(286)	(3)	27	(1)	11	(72)	(324)
Operating income (loss)	1,270	10	278	245	133	(258)	1,678
Equity earnings of affiliates	33	57	16	35	(39)	-	102
Other (expenses) income	(1,046)	(12)	(66)	(213)	(50)	382	(1,005)
Net income (loss)	257	55	228	67	44	124	775

The following information shows total assets, net sales and operating income by geographic area.

20. Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of December 31, 2006 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21. Subsequent events

a) Award of two oil blocks in the Northern area of Argentina.

On January 15, 2007, Petrobras Energía was awarded the exploration permits related to two oil areas in the Province of Salta, Argentine Republic. These areas are Chirete and Hickmann, the latter having been awarded through a consortium in which Petrobras Energía has a 50% interest. According to the offers made, Petrobras Energía will make initial investments in the amount of approximately U$S 22 million, mainly in seismic works.

b) Execution of a Stock Purchase Agreement for the Sale of Shareholding in Hidroneuquén S.A.

On January 17, 2007, Petrobras Energía subscribed a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.´s capital stock. The stock purchase price provided under the terms and conditions of the agreement is US$ 15 million.

c) ENRE Resolution No. 50/2007

According to ENRE Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA (See Note 9.III) became effective on February 1, 2007. As a consequence, a 23% increase is applied on the Company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on the beforementioned distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the beforementioned costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 212.

22. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses incurred and depreciation.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of December 31, 2006, 2005 and 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of  December 31, 2006, 2005 and 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

Name and issuer	12/31/2006 Description of securities Face Value	Amount	Cost	Book value	12/31/2005 Book value	12/31/2004 Book value
Citelec S.A. (Note 9.II.c)	$ 1	73,154,437	-	-	-	7
Coroil S.A.	Bs 1,000	490	48	48	46	49
Petrobras Bolivia Refinación S.A.	$B1 1,000	178,752	103	183	177	121
Hidroneuquén S.A.	-	-	-	-	26	26
Inversora Mata S.A.	Bs 1,000	490	94	94	95	100
Oleoducto de Crudos Pesados Ltd.	U$S 0.01	31,500	98	96	95	91
Oleoductos del Valle S.A.	$ 10	2,542,716	64	64	65	67
Petrolera Entre Lomas S.A.	$ 1	96,050	68	68	55	45
Petroquímica Cuyo S.A.	$ 0.083	240,000,000	51	51	39	42
Refinería del Norte S.A.	$ 10	2,610,809	63	123	102	93
Transportadora de Gas del Sur S.A.			-	-	-	93
Cost related with CIESA S.A reestructuring (Note 9.IV)			-	110	110	-
TGS S.A. goodwill in CIESA S.A.			-	24	25	26
Yacylec S.A.			-	-	15	22
Reserve for impairment of investments			-	(26)	(36)	(10)
Other			-	2	-	-
			589	837	814	772

c) Costs of sales for the years ended December 31, 2006, 2005 and 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of December 31, 2006, 2005 and 2004.

(Stated in millions of Argentine Pesos - See Note 2.c)

Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT ASSETS				
Cash	US$	7	3.0700	21
	Eu	-	4.0454	-
	BS	5,602	0.0014	8
	Rs	6	1.4361	9
				38
Investments	US$	367	3.0700	1,127
	Rs	13	1.4361	19
				1,146
Trade receivables	US$	213	3.0700	654
	Rs	86	1.4361	124
	Eu	1	4.0454	6
	BS	2,801	0.0014	4
				788
Other receivables	US$	176	3.0700	539
	BS	83,333	0.0014	119
	Rs	8	1.4361	12
				670
	TOTAL 2006			**2,642**
	TOTAL 2005			**2,106**
	TOTAL 2004			**2,171**
NON-CURRENT ASSETS				
Trade receivables	US$	3	3.0700	**10**
Other receivables	US$	4	3.0700	13
	Rs	29	1.4361	41
				54
Investments	US$	95	3.0700	**292**
	TOTAL 2006			**356**
	TOTAL 2005			**163**
	TOTAL 2004			**434**
TOTAL ASSETS		**2006**		**2,998**
		2005		**2,269**
		2004		**2,605**

	Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT LIABILITIES				
Accounts payable	US$	277	3.0700	849
	Rs	15	1.4361	21
	BS	55,322	0.0014	79
	Sol	2	0.9196	2
				951
Short-term debt	US$	811	3.0700	2,490
	Bs	18,207	0.0014	26
				2,516
Payroll and social security taxes	Sol	3	0.9196	3
	BS	-	0.0014	-
	Rs	7	1.4361	10
	US$	11	3.0700	33
				46
Taxes payable	US$	-	3.0700	-
	Rs	6	1.4361	9
	BS	4,902	0.0014	7
				16
Other liabilities	Rs	1	1.4361	1
	US$	32	3.0700	98
				99
	TOTAL 2006			**3,628**
	TOTAL 2005			**3,019**
	TOTAL 2004			**3,150**
NON-CURRENT LIABILITIES				
Accounts payable	US$	2	3.0700	**6**
Long-term debt	US$	1,426	3.0700	**4,379**
Taxes payable	U$S	80	3.0700	246
	Rs	54	1.4361	77
				323
Other liabilities	US$	109	3.0700	**334**
	TOTAL 2006			**5,042**
	TOTAL 2005			**6,047**
	TOTAL 2004			**6,433**
TOTAL LIABILITIES		**2006**		**8,670**
		2005		**9,066**
		2004		**9,583**

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Consolidated detail of expenses incurred and depreciation for the fiscal years ended December 31, 2006, 2005 and 2004

 (Stated in millions of Argentine Pesos - See Note 2.c)

Accounts	2004 Total	2005 Total	2006 Total	2006 Costs	2006 Administrative and selling expenses	2006 Exploration expenses
Salaries and wages	354	435	531	230	301	-
Social security taxes	47	72	96	42	54	-
Other benefits to personnel	111	128	166	58	108	-
Taxes, charges and contributions	84	42	96	82	13	1
Fees and professional advisory	116	100	110	33	76	1
Depreciation of property, plant and equipment	1,156	1,209	1,121	1,030	91	-
Amortization of other assets	14	14	8	1	7	-
Oil and gas royalties	390	507	716	716	-	-
Spares and repairs	138	129	158	149	9	-
Geological and geophysical expenses	7	34	32	-	-	32
Transportation and freights	252	293	332	37	295	-
Construction contracts and other services	446	466	520	388	132	-
Impairment of unproved oil and gas properties	119	16	78	-	-	78
Fuel, gas, energy and other	51	68	71	61	10	-
Other operating costs and consumption	361	557	694	600	89	5
Recovery of expenses	(85)	(107)	(98)	(7)	(91)	-
				-	-	
Total 2006			4,631	3,420	1,094	117
Total 2005		3,963		2,988	941	34
Total 2004	3,561			2,581	847	133

f) Information about ownership in subsidiaries and affiliates as of December 31, 2006

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Enecor S.A.	-	53.07	Gas and Energy
EG3 Asfalto S.A.	-	75.17	Refining and Distribution
EG3 Red S.A.	-	75.82	Refining and Distribution
Innova S.A. (Brasil)	-	75.82	Petrochemical
Petrobras Energía de México S.A. de C.V. (México)	-	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	75.82	Corporate
Petrobras Holding Austria AG (Austria)	-	75.82	Corporate
Petrobras de Valores Internacional de España S.A. (España)	-	75.82	Corporate
Petrobras Energía S.A.	75.82	-	Corporate
Petrobras Energía Internacional S.A.	-	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	-	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	-	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	-	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Perú S.A. (Perú)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Venezuela S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	-	48.94	Gas and Energy
World Energy Business S.A.	-	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	-	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	75.82	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	37.91	Gas and Energy
Citelec S.A.	-	37.91	Gas and Energy
Distrilec Inversora S.A.	-	36.77	Gas and Energy
Edesur S.A.	-	20.72	Gas and Energy
Transba S.A.	-	18.31	Gas and Energy
Transener S.A.	-	20.35	Gas and Energy
Transportadora de Gas del Sur S.A.	-	20.96	Gas and Energy
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Petrobras Bolivia Refinación S.A. (Bolivia)	-	37.15	Refining and Distribution
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	-	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	-	37.91	Corporate
Petrolera Entre Lomas S.A.	-	14.56	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	-	30.33	Petrochemical
Refinería del Norte S.A.	-	21.61	Refining and Distribution
Urugua-í S.A.	-	22.24	Gas and Energy
Yacylec S.A.	-	16.85	Gas and Energy
Petroven-Bras S.A.	-	26.15	Oil and Gas Exploration and Production
Petrokariña S.A.	-	26.15	Oil and Gas Exploration and Production
Petrowayu S.A.	-	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	-	16.68	Oil and Gas Exploration and Production
Other subsidiaries			
Hidroneuquén S.A. (see Note 21)	-	6.97	Gas and Energy
Ternoeléctrica José de San Martín S.A.	-	6.07	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	-	6.07	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of December 31, 2006

h) Combined joint-ventures and consortium assets and liabilities as of December 31, 2006, 2005 and 2004 and results for the fiscal years ended December 31, 2006, 2005 and 2004.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/12/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney